SECURITIES ACT FILE NO. 333-179806
INVESTMENT COMPANY ACT FILE NO. 811-21516

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933     ☒

PRE-EFFECTIVE AMENDMENT NO.     ☐

POST-EFFECTIVE AMENDMENT NO. 1   ☒

AND/OR
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940     ☒

AMENDMENT NO. 20     ☒
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O'CONNOR FUND OF FUNDS: AGGREGATED ALPHA STRATEGIES LLC
(Exact Name of Registrant as Specified in Charter)

677 Washington Boulevard
Stamford, Connecticut 06901
(Address of Principal Executive Offices:  Number, Street, City, State, Zip Code)

Registrant's Telephone Number, including Area Code:  (203) 719-1428

James M. Hnilo, Esq.
UBS Alternative and Quantitative Investments LLC
One North Wacker Drive, 32nd Floor
Chicago, Illinois 60606
(312) 525-6000
(Name and Address of Agent for Service)

COPY TO:

Stuart H. Coleman, Esq.
Gary L. Granik, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038-4982

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APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box   ☒

It is proposed that this filing will become effective (check appropriate box)

☒ when declared effective pursuant to Section 8(c)

If appropriate, check the following box:

☐           This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐           This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is - ______.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such dates as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. NO PERSON MAY SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Subject to Completion, dated March 1, 2013

PROSPECTUS
O'CONNOR FUND OF FUNDS: AGGREGATED ALPHA STRATEGIES LLC
Limited Liability Company Interests

___________________

Investment Objective.  O'Connor Fund of Funds: Aggregated Alpha Strategies LLC (the "Fund") is a limited liability company registered under the Investment Company Act of 1940, as amended, as a non-diversified, closed-end management investment company.  The Fund's investment objective is to seek capital appreciation over the long term.  Consistent with the Fund's investment objective, the Fund seeks to achieve absolute returns with lower volatility and correlation to the broader markets by allocating its assets among a select group of Investment Funds (as defined below).

The Fund commenced operations on October 1, 2004 and, as of [_________], 2013, had net assets of approximately $[___] million.
(continued on following page)

___________________

Investing in the Fund's limited liability company interests (the "Interests") involves a high degree of risk.  See "Risk Factors" beginning on page 24.

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.
______________________

	Total
Offering Amount	$448,262,797
Sales Load(1)	$8,965,256
Proceeds to the Fund	$439,297,541	(2)
______________
(1) Generally, the stated minimum initial investment in the Fund is Interests with an initial value of at least $50,000, which minimum may be reduced for certain investors, but not below $25,000. Investors purchasing Interests may be charged a sales load of up to 2% of the investor's capital contribution. See "Plan of Distribution."

(2) The Fund paid offering expenses of $86,000 from the proceeds of this offering.

UBS Financial Services Inc. acts as the distributor of the Fund's Interests on a best efforts basis, subject to various conditions.  The Fund also may distribute Interests through other brokers or dealers.  The Fund will sell Interests only to Qualified Investors (as defined herein).  Once a prospective investor's order is received, a confirmation will be sent to the investor.  The investor's brokerage account will be debited approximately four business days prior to closing for the purchase amount, which will be deposited, in the discretion of the Adviser, into a non-interest-bearing escrow account set up at The Bank of New York Mellon or directly into the Fund's custody account.  See "Plan of Distribution."

______________________
UBS Financial Services Inc.
[_____], 2013

Investment Portfolio.  The Fund's investment objective is to seek capital appreciation over the long term.  The Fund is commonly referred to as a "fund of funds" and is a multi-strategy fund that, consistent with its investment objective, seeks to achieve absolute returns with lower volatility and correlation to the broader markets by allocating its assets among a select group of Investment Funds (as defined below, and their portfolio managers (the "Investment Managers")) whose Investment Managers have produced attractive returns over time.  The Fund will allocate its assets principally among Investment Managers who primarily employ the following strategies, which are discussed in more detail below:  event-driven strategies; relative value strategies; global macro strategies; equity strategies; and credit strategies.

Investment Managers generally conduct their investment programs through unregistered investment vehicles that have investors, other than the Fund, and in other registered investment companies (collectively, the "Investment Funds").  The Fund currently intends to invest its assets primarily in Investment Funds.  The Fund has been designed to afford the Adviser flexibility to deploy assets in investment strategies it deems appropriate under prevailing economic and market conditions.  Accordingly, at any given time, the Fund may not invest in all of the enumerated investment strategies described in this prospectus, and the Fund's allocation to these strategies is not fixed and will not likely be equally-weighted.  The Adviser also may add different investment strategies at its discretion.  See "Risk Factors" and "Investment Objective and Principal Strategies."

Investment Adviser.  The Fund's investment adviser is UBS Alternative and Quantitative Investments LLC (the "Adviser" and, when providing services under the Administration Agreement referred to below, the "Administrator").

Restrictions on Transfer; No Trading Market.  The Fund's Interests are subject to restrictions on transfer and do not trade in any public market.  With limited exceptions, liquidity is provided through semi-annual tender offers.  See "Redemptions, Repurchases of Interests and Transfers."

Repurchases of Interests.  To provide a limited degree of liquidity to investors, the Fund from time to time may offer to repurchase its outstanding Interests pursuant to written tenders by investors.  These repurchases will be made at such times and on such terms as may be determined by the Board in its complete and exclusive discretion.  The Adviser expects that it will recommend to the Board that the Fund offer to repurchase Interests twice each year, near mid-year and year-end.  The Fund's Limited Liability Company Agreement (the "LLC Agreement") provides that the Fund will be dissolved if the Interest of any investor that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender its entire Interest for repurchase by the Fund has not been repurchased within a period of two years of such request.  See "Redemptions, Repurchases of Interests and Transfers—Repurchases of Interests."

Investment Advisory Fee and Administrator Fee.  The Adviser provides investment advisory services to the Fund pursuant to an Investment Advisory Agreement.  The Administrator provides certain other administrative services to the Fund including, among other things, providing office space and other support services to the Fund, pursuant to an Administration Agreement.  Under the Investment Advisory Agreement and the Administration Agreement, the Fund pays the Adviser and Administrator monthly fees at the aggregate annual rate of 1.60% of the Fund's net assets (collectively, the "Fund Asset-Based Fees").  The Fund Asset-Based Fees are in addition to the asset-based fees (expected to range from [1]% to [3]%) and incentive allocations (expected to range from [18]% to [30]% of net profits) charged by the Investment Funds.  See "Risk Factors."

Investor Qualifications.  Interests are offered only to investors who have a net worth (with their spouses) of more than $2 million or who otherwise meet the standard for a Qualified Investor.  Generally, the stated minimum initial investment is Interests with an initial value of at least $50,000, which minimum may be reduced in the Adviser's sole discretion, but not below $25,000.  See "Investor Qualifications."

_________________

This prospectus concisely provides the information that a prospective investor should know about the Fund before investing.  You are advised to read this prospectus carefully and to retain it for future reference.  Additional information about the Fund, including a statement of additional information ("SAI") dated [_____], 2013, has been filed with the SEC.  The SAI is available upon request and without charge by writing the Fund at c/o UBS Alternative and Quantitative Investments LLC, 677 Washington Boulevard, Stamford, Connecticut 06901, or by calling (888) 793-8637.  The SAI is incorporated by reference into this prospectus in its entirety.  The table of contents of the SAI appears on page 64 of this prospectus.  In addition, you may request the Fund's annual and semi-annual reports and other information about the Fund or make investor inquiries by calling (888) 793-8637.  The Fund does not have a website on which to publish the SAI and annual and semi-annual reports.  The SAI, material incorporated by reference and other information about the Fund, is also available on the SEC's website (http://www.sec.gov).  The address of the SEC's website is provided solely for the information of prospective investors and is not intended to be an active link.

Interests are not deposits or obligations of, or guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

You should rely only on the information contained in this prospectus.  The Fund has not authorized anyone to provide you with different information.  The Fund is not making an offer of these securities in any state where the offer is not permitted.  You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus.  The Fund will, however, amend its registration statement to reflect any material changes to this prospectus.

TABLE OF CONTENTS

Page
PROSPECTUS SUMMARY	1
SUMMARY OF FUND EXPENSES	21
PRIVACY NOTICE	24
RISK FACTORS	24
USE OF PROCEEDS	43
INVESTMENT OBJECTIVE AND PRINCIPAL STRATEGIES	44
MANAGEMENT OF THE FUND	50
INVESTOR QUALIFICATIONS	52
REDEMPTIONS, REPURCHASES OF INTERESTS AND TRANSFERS	53
CALCULATION OF NET ASSET VALUE	56
CAPITAL ACCOUNTS	58
TAXES	60
PLAN OF DISTRIBUTION	61
GENERAL INFORMATION	63
TABLE OF CONTENTS OF THE SAI	64
Appendix A	A-1
Appendix B	B-1

PROSPECTUS SUMMARY

This is only a summary.  This summary may not contain all of the information that you should consider before investing in the Fund.  You should review the more detailed information contained in this prospectus and in the Statement of Additional Information (the "SAI").

The Fund
O'Connor Fund of Funds: Aggregated Alpha Strategies LLC (the "Fund") is a limited liability company organized as a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the "Investment Company Act").  The Fund's investment adviser is UBS Alternative and Quantitative Investments LLC (the "Adviser" and, when providing services under the Administration Agreement referred to below, the "Administrator").  The Fund commenced the public offering of limited liability company interests ("Interests") in October 2004, and the Fund has engaged in a continuous offering since that time.  Interests are offered at net asset value, plus any applicable sales load.  The Fund commenced operations on October 1, 2004 and, as of [_________], 2013, had net assets of approximately $[___] million.  See "General Information."

Investment Objective and Principal Strategies

The Fund's investment objective is to seek capital appreciation over the long term.

The Fund is commonly referred to as a "fund of funds" and is a multi-strategy fund that, consistent with its investment objective, seeks to achieve absolute returns with lower volatility and correlation to the broader markets by allocating its assets among a select group of Investment Funds (as defined below, and their portfolio managers (the "Investment Managers")) whose Investment Managers have produced attractive returns over time.  The Fund will allocate its assets principally among Investment Managers who primarily employ the following strategies: event-driven strategies; relative value strategies; global macro strategies; equity strategies; and credit strategies.  There can be no assurances that the Fund's investment program will be successful.  The Fund's portfolio may be highly leveraged and the volatility of the price of its Interests may be significant.  Some Investment Managers may blend elements of one or more of these strategies to implement their investment approach.

STRATEGIES:

Event-driven strategies involve investments in companies undergoing significant corporate transactions or structural transformations.  Event-driven strategies generally seek to profit from events such as a change in an issuer's corporate or capital structure, a debt repayment obligation or a management transition.  Examples include merger arbitrage (sometimes called "risk arbitrage"), distressed investing, special situation strategies and private placement strategies.

Merger or "risk" arbitrage strategies attempt to exploit merger activity to capture the spread between current market values of securities and their values after successful completion of a merger, restructuring or similar corporate transaction.

Distressed securities strategies attempt to invest in companies suffering financial distress.  They seek capital appreciation and may not focus on the high-yield nature of the assets.  These strategies are related to credit strategies described below.

Special situation strategies attempt to invest in securities of issuers facing special situations, such as restructurings, spin-offs, liquidations or privatizations.

Private placement strategies attempt to make short-term private placements in companies, including through the use of "PIPE" (private placements in public equity) securities, usually pursuant to Regulation D under the Securities Act of 1933, as amended (the "1933 Act").  Generally, Investment Managers seek to benefit from underpriced equity options often embedded in the financing transactions and through subsequent opportunities to register the securities for public sale.

Relative value strategies focus on identifying and exploiting spread relationships between pricing components of financial assets or commodities, either with respect to single assets or commodities or groups of assets or commodities whose prices are deemed to move in relation to each other.  These strategies seek to avoid assuming any outright market risk, although the risk of loss may be significant if an Investment Manager has incorrectly evaluated the nature or extent of the expected spread relationships or if unexpected, intervening events affect these relationships.  Several distinct relative value strategies are: equity market-neutral; statistical arbitrage; fixed-income (including mortgage- and asset-backed securities) arbitrage; option arbitrage; and convertible arbitrage.

Equity market-neutral strategies attempt to construct portfolios that will generate attractive returns through the development and implementation of sophisticated quantitative and qualitative trading models.  Most of these models dictate the purchase of stocks that are expected to perform relatively better than the broader market while, at the same time, selling short those stocks expected to perform relatively worse.  These strategies operate from the premise that they can forecast the relative performance of specific stocks better than that of the market as a whole, thereby decreasing systemic market risk in favor of stock specific risk.

Statistical arbitrage strategies attempt to use systematic models to build long and short portfolios of securities whose current prices are predicted to increase or decrease based on established statistical relationships.

Fixed-income arbitrage strategies attempt to take advantage of pricing differentials between related fixed-income securities.  To execute this strategy, an Investment Manager typically will invest in one fixed-income security while seeking to hedge the market risk with an offsetting investment in another related security.  Investment Managers may focus on complex securities, such as mortgage- and asset-backed securities, to attempt to benefit from anticipated changes in the relative difference in their yields and other characteristics.

Option arbitrage strategies attempt to benefit from the simultaneous buying and selling of call and/or put options either between securities exchanges or the same exchange, or by exploiting discrepancies between the implied value of an option embedded in a convertible bond and the actual value of the option.

Convertible arbitrage strategies involve investing in convertible bonds that appear incorrectly valued relative to their theoretical value.  The strategy consists simultaneously of the purchase (or short sale) of a convertible security coupled with the short sale (or purchase) of the underlying security for which the convertible can be exchanged to exploit price differentials.  Investment Managers typically seek to hedge out the risk inherent in the stock; the remaining interest rate risk may or may not be hedged.

Global macro strategies generally use analysis of macroeconomic and financial conditions to develop views on country, regional or broader economic themes and then seek to capitalize on these views by allocating capital to relatively short-term trading opportunities in securities, commodities, interest rates, currencies and other instruments.  Investments using these strategies may be either long or short, and may employ significant leverage.  Examples include discretionary strategies, systematic strategies and commodity trading strategies.

Discretionary strategies seek to benefit by capturing market moves throughout a broad universe of investment opportunities, including financial markets, such as global equity, currency, and fixed-income markets, as well as non-financial markets, such as energy, agricultural and metals.  Investment Managers may utilize a combination of fundamental market research and information in conjunction with quantitative modeling to attempt to identify opportunities that they believe may exist within the markets.

Systematic strategies involve utilizing proprietary or other models that seek to identify opportunities that may exist within a diverse group of financial and non-financial markets and establishing positions based on the models.  While subjective investment decisions are made, such decisions may be the result of a heavier reliance upon models than is the case with discretionary strategies.  Investment Managers employing systematic strategies tend to hold positions in several markets at the same time, may be both long and short, and tend to use leverage when establishing positions.  Within this strategy are Investment Managers who engage in "momentum investing," generally concentrating on the global equity markets.

Commodity trading strategies may involve active, leveraged trading and investment on a global basis in a portfolio of swaps, options, commodities, futures contracts, equity and debt instruments, and derivatives relating to commodities and basic industries, or entities deriving a material component of their operations from activities in such commodities and basic industries, which may include energy products (such as crude oil, gasoline, heating oil, natural gas, coal and propane), chemicals, agriculture, food, precious metals, industrial materials and related support and manufacturing industries.  Some of these Investment Funds also may invest in currencies and currency futures as part, or all, of their commodity trading strategy.

Equity strategies seek to benefit from an Investment Manager's ability to select investments, frequently either long- or short-only, but also combining long positions with short sales in an effort to offset systematic market risks.  Market exposure can vary substantially, leading to a wide range of risk and return profiles.  No guarantee can be given that an Investment Manager will be able to effectively minimize systematic or other risks.  Several distinct equity strategies are:  long/short strategies; long-biased investing; short-selling; sector strategies; global strategies; and emerging market strategies.

Long/short investment strategies combine long investments with short sales and the pursuit of opportunities in rising or declining markets while seeking to reduce market exposure and risk.

Long-biased investing generally involves buying a security expecting its price to increase.  Investment Managers may utilize a variety of techniques to identify securities they believe are trading at prices below their fundamental value.

Short sales generally involve selling a security that the Investment Fund does not own (and has to borrow), expecting to profit from a decline in its price at a later date.  Investment Managers may utilize a variety of techniques to identify securities they believe are trading at prices in excess of their fundamental value.

Sector strategies typically focus on investments within specific industry sectors, some of which can be highly volatile, such as technology, biotechnology, financials or healthcare.  These Investment Funds may invest long or short only, long and short, long-biased, or vary net long and net short positioning based on current perceived opportunities.  However, these funds are typically long-biased, capitalizing on the growth or expansion of the particular sector.  Options on sector indices may be used to attempt to mitigate the effect of a sector appreciation or depreciation.

Global strategies typically focus on specific countries and/or regions, such as the United States, United Kingdom, Japan, Europe and Asia, while emerging market strategies typically focus on investments in emerging markets in such countries.

Credit strategies typically focus on credit-sensitive securities, long and/or short, based upon credit analysis of issuers and securities and credit market views.  Investment Managers also may participate in the bank debt market through the origination of loans to credit-sensitive (generally below investment grade or "junk bond") issuers and attempt to take advantage of what are considered to be relatively inexpensive securities.  These loans are generally secured.  Obligations the Investment Managers may purchase also include loan participations, leases, executory contracts, tort claims, trade claims, and accounts and notes receivable held by trade and other creditors.  In addition, Investment Managers may take long or short positions in junk bonds and may purchase one or more types of securities within a company's capital structure, while selling short other types of securities within the company's capital structure, which frequently is called capital structure arbitrage.

INVESTMENT MANAGER SELECTION:

The Adviser selects the Investment Funds and their Investment Managers on the basis of various criteria, generally including, among other things, an analysis of: the Investment Manager's performance during various time periods and market cycles; the Investment Manager's reputation, experience and training; its articulation of, and adherence to, its investment philosophy; prudent use of leverage; the presence of risk management discipline; on-site interviews of the management team; the quality and stability of the Investment Manager's organization, including internal and external professional staff; and whether the Investment Manager has a substantial personal investment in the investment program.  Not all these factors will be considered with respect to each Investment Manager and other criteria may be considered.  In addition, some Investment Managers may be newly organized and therefore may have no, or only limited, operating histories.  However, the Adviser will endeavor to select Investment Managers whose principals have substantial capital markets experience.

Investment Managers generally conduct their investment programs through unregistered investment vehicles that have investors, other than the Fund, and in other registered investment companies (collectively, the "Investment Funds").  The Fund currently intends to invest its assets primarily in Investment Funds.  The Fund has been designed to afford the Adviser flexibility to deploy assets in investment strategies it deems appropriate under prevailing economic and market conditions.  Accordingly, at any given time, the Fund may not invest in all of the enumerated investment strategies described in this prospectus, and the Fund's allocation to these strategies is not fixed and will not likely be equally-weighted.  The Adviser also may add different investment strategies at its discretion.

To attempt to hedge against exposure to various markets, investments or investment styles at a time when the Adviser does not desire to divest the Fund of any Investment Funds, or as a means to reduce the Fund's position in any Investment Fund at a time when a sale of the Fund's interest in the Investment Fund is limited because of issuer-imposed restrictions on withdrawal (e.g., gates, lock-ups, etc.), or because the Adviser believes that a decrease in the Fund's position in an Investment Fund sooner than the next regularly scheduled withdrawal date is appropriate, the Fund may use derivatives.  The Adviser believes that it will utilize principally put options and futures contracts for these purposes.  The Adviser may also seek exposure to, or hedge against exposure to, various markets through direct investment (including short sales) by investing directly in equities, fixed income securities and other pooled investment vehicles, such as exchange-traded funds.  The Fund's use of derivatives and short sales may trigger asset coverage or asset segregation requirements.  See "Risk Factors—The Fund's and Investment Funds' Use of Leverage Involves Risk of Loss."

Although the Fund currently intends to invest its assets primarily in Investment Funds, the Fund also may invest its assets directly pursuant to investment management agreements, granting the Investment Managers discretionary investment authority on a managed account basis.  In addition, to facilitate the efficient investment of the Fund's assets, a separate investment vehicle may be created by an Investment Manager in which the Investment Manager serves as general partner or managing member and the Fund is the sole limited partner or the only other member.  (Investment Managers for which such an investment vehicle is formed and Investment Managers who manage assets directly on a managed account basis are collectively referred to as "Subadvisers.")  The Adviser generally will allocate no more than 25% of the Fund's assets to any Investment Fund.  The Fund either will hold non-voting securities of an Investment Fund or will limit its investment in any Investment Fund that is not advised by a Subadviser to less than 5% of the Investment Fund's voting securities.  The Fund may invest a majority of its assets in non-voting securities of Investment Funds.  See "Risk Factors—Employing a Multi-Manager Strategy Involves Risks Not Present in Direct Investment Programs."

Potential Benefits of Investing in the Fund

An investment in the Fund enables investors to invest with Investment Managers whose services generally are not available to the investing public, whose Investment Funds may be closed from time to time to new investors or who otherwise may place stringent restrictions on the number and type of persons whose money they will manage.  An investment in the Fund also enables investors to invest with a number of Investment Managers without incurring the high minimum investment requirements that Investment Managers typically would impose on investors.

In addition to benefiting from the Investment Managers' individual investment strategies, the Fund as a whole should achieve the benefits of exposure to a number of different investment styles and Investment Managers.  By investing through multiple Investment Managers, the Fund may reduce the volatility inherent in a direct investment with a single Investment Manager or single strategy.

The Adviser
The Adviser is a direct wholly-owned subsidiary of UBS AG ("UBS AG"), a Swiss bank.  The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act").  The Adviser provides investment advisory services to registered funds, private investment funds, including funds-of-funds, individual managed accounts and other accounts.  The Adviser had total assets under management as of [______], 2013 of approximately $[___] billion.  See "Management of the Fund."  See "Management of the Fund."

Fees and Expenses
The Adviser provides investment advisory services to the Fund pursuant to an Investment Advisory Agreement.  The Administrator provides certain other administrative services to the Fund including, among other things, providing office space and other support services to the Fund, pursuant to an Administration Agreement.  Under the Investment Advisory Agreement and the Administration Agreement, the Fund pays the Adviser monthly fees at the aggregate annual rate of 1.60% of the Fund's net assets (collectively, the "Fund Asset-Based Fees").  The Fund Asset-Based Fees are in addition to the asset-based fees and incentive allocations charged by the Investment Funds.  The asset-based fees of the Investment Funds are expected to range from [1]% to [3]% and the incentive allocations of the Investment Funds are expected to range from [18]% to [30]% of net profits.  See "Risk Factors."

BNY Mellon Investment Servicing (US) Inc. ("BNY"), as Fund administrator, performs certain additional administration, accounting and investor services for the Fund and other funds sponsored or advised by UBS AG or its affiliates, including the Adviser.  In consideration for these services, the Fund and certain of these other investment funds pay BNY an annual fee calculated based upon the aggregate average net assets of the Fund and certain of these other investment funds, subject to a minimum monthly fee, and will reimburse certain of BNY's expenses.

The Fund bears all expenses incurred in the business of the Fund.  The Investment Funds will bear all expenses incurred in the business of the Investment Funds.  See "Management of the Fund—Other Expenses of the Fund" and "Summary of Fund Expenses."

Special Investment Techniques
The Fund expects to use derivatives primarily as a means to reduce its position in an Investment Fund at a time when a sale of the Fund's interest in the Investment Fund is limited because of issuer-imposed restrictions on withdrawal (e.g., gates, lock-ups, etc.), or because the Adviser believes that a decrease in the Fund's position in an Investment Fund sooner than the next regularly scheduled withdrawal date is appropriate.  To accomplish these objectives, the Adviser believes that it will utilize principally put options and futures contracts.

The Fund may sell securities short in pursuit of its investment objective, although no assurance can be given that the Fund will engage in short sales.  The Fund may hedge against foreign currency risks, and it may enter into forward currency exchange contracts for hedging purposes and non-hedging purposes to pursue its investment objective.  There can be no assurances that the Fund will engage in such strategies or that these strategies will be successful.  The Fund also may lend portfolio securities.  See "Risk Factors."

Investor Qualifications
Interests will be sold only to investors who have a net worth of more than $2 million (with their spouses) or who otherwise meet the requirements for a "qualified client" as defined in Rule 205-3 under the Advisers Act ("Qualified Investors").  Before you may invest in the Fund, your financial adviser or sales representative will require a certification from you that you are a Qualified Investor and that you will not transfer your Interests except in the limited circumstances permitted in the Fund's limited liability company agreement (the "LLC Agreement").  (The form of investor certification that you will be asked to sign is attached to this prospectus as Appendix B.)  If your investor certification is not received and accepted by UBS Financial Services Inc. ("UBS Financial Services"), the Fund's distributor, your order will not be accepted.  Other similar arrangements may be permitted by UBS Financial Services instead of the investor certification.  If you attempt to transfer your Interests in violation of the LLC Agreement, the transfer will not be permitted and will be void.  See "Investor Qualifications."

Investor Suitability
An investment in the Fund involves a considerable amount of risk.  You may lose money.  Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs.  The Fund is an illiquid investment.  Investors have no right to require the Fund to redeem their Interests in the Fund.  See "Risk Factors—Investors Will Have Only Limited Liquidity."

The Offering
The Fund is offering Interests through UBS Financial Services, the Fund's distributor, and other brokers or dealers.  The Adviser and UBS Financial Services may pay from their own resources compensation to UBS Financial Services' or its affiliates' financial advisers, as well as third-party securities dealers and other industry professionals, in connection with the sale and distribution of the Interests or ongoing servicing of clients with whom they have placed interests in the Fund.  See "Plan of Distribution."

The Fund commenced the public offering of Interests in October 2004, and has engaged in a continuous offering of Interests since that time.  Interests are offered at net asset value, plus any applicable sales load (described below), next determined after subscriptions are accepted.  Subscriptions typically are accepted as of the last business day of the month, and net asset value is calculated as of the first business day of the subsequent month.  The Fund has registered $448,262,797 in Interests for sale under the registration statement to which this prospectus relates.

Generally, the stated minimum initial investment is Interests with an initial value of at least $50,000, which minimum may be reduced in the Adviser's sole discretion, but not below $25,000.  If you want to purchase less than $50,000 in Interests, you should speak with your financial adviser.  In granting any reduction, consideration is given to various factors, including the investor's overall relationship with UBS Financial Services, the investor's holdings in other funds affiliated with UBS Financial Services, and such other matters as UBS Financial Services may consider relevant at the time.  Financial advisers may receive a reduced sales credit for selling Interests substantially below this stated minimum initial contribution.  The Fund may vary the investment minimums from time to time.  Investors purchasing Interests in the Fund may be charged a sales load of up to 2% of the investor's capital contribution.  UBS Financial Services will sell Interests from time to time (each date on which Interests are delivered is called a "Closing Date").

Distribution Policy
The Fund does not anticipate making periodic distributions of its net income or gains, if any, to investors.  The amount and times of distributions, if any, will be determined in the sole discretion of the Board.  Whether or not distributions are made, investors will be required each year to pay applicable Federal and state income taxes on their allocable share of the Fund's taxable income, and will have to pay these taxes from sources other than Fund distributions.  See "Risk Factors—Distributions to Investors and Payment of Tax Liability."

Unlisted Closed-End Structure; Limited Liquidity and Transfer Restrictions

The Fund has been organized as a closed-end management investment company.  Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their Interests on a daily basis.  To meet daily redemption requests, mutual funds are subject to more stringent regulatory limitations than closed-end funds.

You will not be able to redeem your Interests on a daily basis because the Fund is a closed-end fund.  In addition, with very limited exceptions, the Fund's Interests are not transferable and liquidity will be provided only through limited repurchase offers described below.  An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Interests and should be viewed as a long-term investment.  See "Risk Factors—Investors Will Have Only Limited Liquidity."

Repurchases of Interests
No investor will have the right to require the Fund to redeem the investor's Interest in the Fund.  The Fund from time to time may offer to repurchase Interests pursuant to written tenders by investors.  These repurchases will be made at such times and on such terms as may be determined by the Board in its complete and exclusive discretion.  The Adviser expects that it will recommend to the Board that the Fund offer to repurchase Interests from investors at least twice each year.  In addition, the Fund may repurchase an Interest or a portion thereof of an investor or any person acquiring an Interest or portion thereof from or through an investor if, among other reasons, the Board determines that it would be in the best interests of the Fund to repurchase such an Interest or portion thereof.  See "Redemptions, Repurchases of Interests and Transfers—No Right of Redemption or Transfer" and "—Repurchases of Interests."

The LLC Agreement provides that the Fund shall be dissolved if the Interest of any investor that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender its entire Interest for repurchase by the Fund has not been repurchased within a period of two years of such request.  (The LLC Agreement is attached hereto as Appendix A.)

Taxation
Most closed-end investment companies elect to be taxed as regulated investment companies under the Internal Revenue Code of 1986, as amended (the "Code").  The Fund will not make this election and instead will seek to be treated as a partnership for Federal income tax purposes.  Accordingly, the Fund should not be subject to Federal income tax, and each investor will be required to report on its own annual tax return its distributive share of the Fund's taxable income or loss for each year, whether or not the Fund makes any distributions in that year.

If it were determined that the Fund should be treated as an association or a publicly traded partnership taxable as a corporation, the taxable income of the Fund would be subject to corporate income tax and distributions of profits from the Fund would be treated as dividends.  See "Risk Factors—Tax Risk" below.

ERISA Plans and Other Tax-Exempt Entities

Investors subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") such as 401(k) plans and other privately sponsored defined contribution and defined benefit retirement plans, retirement arrangements governed by Section 4975 of the Code such as individual retirement accounts ("IRAs") and Keogh Plans, and entities otherwise subject to Title I of ERISA or Section 4975 of the Code by reason of plans' investment in such entities, as well as other tax-exempt entities, may purchase Interests in the Fund.  The Fund's assets should not be considered to be "plan assets" for purposes of ERISA's fiduciary responsibility and prohibited transaction rules or similar provisions of the Code.  Because the Investment Funds and the Fund may use leverage, a tax-exempt investor may incur income tax liability to the extent the transactions are treated as giving rise to unrelated business taxable income ("UBTI").  A tax-exempt investor (including an IRA) may be required to make payments, including estimated payments, and file an income tax return for any taxable year in which it has UBTI.  To file the return, it may be necessary for the tax-exempt investor to obtain an Employer Identification Number.  Charitable remainder trusts may not purchase Interests.

Reports to Investors
The Fund will furnish to investors as soon as practicable after the end of each taxable year such information as is necessary for investors to complete Federal and state income tax or information returns, along with any other tax information required by law.  For the Fund to complete its tax reporting requirements, it must receive information on a timely basis from the Investment Managers.  It is possible, however, that one or more Investment Managers will delay in providing this information.  As a result, it is possible that the Fund may be unable to provide tax information to investors without significant delays and investors likely will need to seek extensions on the time to file their tax returns at the federal, state and local level.  The Fund also will send to investors a semi-annual and an audited annual report generally within 60 days after the close of the period for which the report is being made, or as otherwise required by the Investment Company Act.  Quarterly reports from the Adviser regarding the Fund's operations during each quarter also will be sent to investors.

Risk Factors	An investment in the Fund involves a high degree of risk. These include:

	•	Loss of capital

•
Investing in a fund where the Investment Managers, in some cases, may be newly organized with no, or only limited, operating histories upon which to evaluate their performance; however, the Adviser will endeavor to select Investment Managers whose principals have substantial capital markets experience

•
Investing in a fund whose performance depends upon the performance of the Investment Managers and selected strategies, the adherence by such Investment Managers to their selected strategies, the instruments used by such Investment Managers and the Adviser's ability to select Investment Managers and strategies and effectively allocate Fund assets among them

•
Investing in a fund where individual Investment Managers may invest in highly speculative strategies, which involve significant risk of loss, including those in which the Investment Managers may sell securities short, concentrate investments in foreign currencies, focus on emerging markets or invest solely in volatile industry sectors

•
A short sale of a security involves the theoretical risk of unlimited loss because of increases in the market price of the security sold short.  An Investment Manager's use of short sales, in certain circumstances, can result in significant losses

	•	Investing in a fund where identifying the appropriate Investment Managers and suitable Investment Funds is difficult and involves a high degree of uncertainty

	•	Investing in a fund whose Interests will not be traded on any securities exchange or other market and are subject to restrictions on transfer

	•	Investing in a fund where the Investment Funds' portfolios may include a number of investments for which no market exists and which have substantial restrictions on transferability

•
Investing in a fund where the Investment Funds' portfolios may include investments that are difficult to value and may be able to be disposed of by the Investment Managers only at substantial discounts or losses

	•	Investing in a fund where the Investment Managers may change their investment strategies (i.e., may experience style drift) at any time

	•	Investing in a fund where the Investment Managers may invest without limitation in restricted and illiquid securities

	•	Investing in a fund where the Investment Managers may invest in below-investment grade debt or so-called "junk bonds"

•
Investing in a fund where the Investment Managers may invest in equity securities without restriction as to market capitalization, such as those issued by smaller capitalization companies, including micro cap companies, the prices of which may be subject to erratic market movements

•
Investing in a fund where the Investment Managers may seek to profit from the occurrence of specific corporate events, where a delay in the timing of such events, should they occur at all, may have a significant negative effect on the Investment Funds', and thus the Fund's, investment

•
Investing in a fund where the Investment Managers may seek to predict the direction of complex markets, including international securities, foreign currencies and commodities of all types, using highly volatile futures contracts and other derivative instruments

	•	Investing in a fund where the Investment Managers may use model-based strategies that, while historically effective, may not be predictive on an ongoing basis

•
Investing in a fund where the Investment Managers may charge asset-based fees and incentive allocations, which may create incentives for Investment Managers to make investments that are riskier or more speculative than in the absence of these fees

•
Investing in a fund where an Investment Manager may focus on a particular industry or industries, which may subject the Investment Fund, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of industries

•
Investing in a fund where the Investment Managers may focus on securities of non-U.S. issuers, including those located in developing countries, and in Investment Funds that may be denominated in foreign currencies

	•	Investing in a fund where the Investment Funds may have high portfolio turnover rates (i.e., 100% or higher), which may result in higher brokerage commissions and, therefore, lower investment returns.

	•	Investing in illiquid securities of an unlisted closed-end fund

	•	Investing in a fund that may borrow money (or leverage) to fund investments in Investment Managers

	•	Investing in a fund where the Investment Managers may use derivatives for hedging and non-hedging purposes

•
Investing in a fund that may invest in put options or utilize futures contracts, both of which can be illiquid and subject the Fund to counterparty credit risk, to reduce its investment in Investment Funds

•
Investing in a fund where the Adviser may employ leverage to take exposure to various markets, investments or investment styles, which could magnify significantly the potential volatility of the Fund's Interests

	•	Investing in a fund that does not make periodic distributions; investors will be required to pay applicable taxes on their respective share of the Fund's taxable income

	•	Investing in a fund that may, from time to time, have to hold some of its assets in money market securities, cash or cash equivalents

•
Investing in a fund that, to the extent it purchases non-voting securities of, or contractually foregoes the right to vote in respect of, an Investment Fund, will not be able to vote on matters that require the approval of investors in the Investment Fund, including a matter that could adversely affect the Fund's investment

	•	Investing in a fund that seeks to be treated for tax purposes as a partnership, but could be taxable as a corporation, thus being subject to two levels of taxation

•
Investing in a fund where the Adviser and the Investment Managers may have conflicts of interests which could interfere with their management of the Fund or the Investment Funds, respectively.  Investments made on behalf of other clients of the Adviser may restrict the Fund's ability to purchase or sell certain Investment Funds under applicable law

•
Investing in a fund that is a "non-diversified" investment company, which means that the percentage of its assets that may be invested in the securities of a single issuer is not limited by the Investment Company Act.  As a result, the Fund's investment portfolio may be subject to greater risk and volatility than if investments had been made in the securities of a broad range of issuers.  In general, the Fund will limit to less than 25% of its assets its investment in any one Investment Fund.

Because the Fund invests in Investment Funds, investors are subject to additional risks, including:

•
Investing in a fund whose underlying Investment Funds generally will not be registered as investment companies under the Investment Company Act, and, therefore, the Fund will not be able to avail itself of Investment Company Act protections

•
Investing in a fund whose investors will have no right to receive information about the Investment Funds or Investment Managers, and who will have no recourse against Investment Funds or their Investment Managers

•
Investing in a fund where the Adviser will be dependent on information, including performance information, provided by the Investment Funds, which if inaccurate could adversely affect the Adviser's ability to manage the Fund's investment portfolio in accordance with its investment objective and to value accurately the Fund's Interests.  In most cases, the Adviser has little or no means of independently verifying this information

•
Investing in a fund that may not be able to invest in certain Investment Funds that are oversubscribed or closed or that may only be able to allocate a limited amount of assets to an Investment Fund that has been identified as an attractive opportunity

•
Investing in a fund where the Investment Managers may use proprietary investment strategies that are not fully disclosed to the Adviser, and which may involve risks under some market conditions that are not anticipated by the Adviser

•
Investing in a fund whose investors will bear two layers of asset-based fees and expenses—one at the Fund level and one at the Investment Fund level—and incentive allocations at the Investment Fund level.  An investor who met the conditions imposed by Investment Managers, including investment minimums that may be considerably higher than the Fund's, could invest directly with the Investment Managers

	•	Investing in a fund where the Investment Managers may receive compensation from the Fund for positive performance of an Investment Fund even if the Fund's overall returns are negative

	•	Investing in a fund where the Investment Managers make investment decisions independent of the Adviser and each other, which may be conflicting

•
Investing in a fund whose underlying Investment Fund may be purchasing shares of an issuer whose shares are being sold by another Investment Fund and, consequently, the Fund could incur indirectly certain transaction costs without accomplishing any net investment result

	•	Investing in a fund whose investments in underlying Investment Funds, some of which will not permit withdrawals at the same time as the Fund, may be illiquid

•
Investing in a fund many of whose assets will be priced in the absence of a readily available market and may be priced based on estimates of fair value, which may prove to be inaccurate; these valuations will be used to calculate fees payable to the Investment Manager, the Adviser and the Administrator, and the price at which purchases and repurchases are made

•
Investing in a fund that may not be able to vote on matters that require the approval of the limited partners of an underlying Investment Fund, including  a matter that could adversely affect the Fund's investment in it

	•	Investing in a fund that, upon its withdrawal of all or a portion of its interest in an Investment Fund, may receive an in-kind distribution of securities that are illiquid or difficult to value

	•	Investing in a fund that may have indemnification obligations to Investment Funds and their Investment Managers.

Accordingly, the Fund should be considered a speculative investment and entails substantial risks, and you should invest in the Fund only if you can sustain a complete loss of your investment.  An investment in the Fund should be viewed only as part of an overall investment program.  No assurance can be given that the Fund's investment program will be successful.

See "Risk Factors."

SUMMARY OF FUND EXPENSES

The following table illustrates the expenses and fees that the Fund expects to incur and that investors can expect to bear.  The expenses associated with investing in a "fund of funds," such as the Fund, are generally higher than those of other types of funds that do not invest primarily in other investment vehicles.  This is because the investors in a fund of funds also indirectly pay a portion of the fees and expenses, including incentive allocations, charged at the underlying Investment Fund level.  These indirect items are not reflected in the following chart or the example below.

Investor Transaction Expenses
Maximum sales load(1) (percentage of purchase amount)	2.00%
Maximum redemption fee	None
Offering Expenses Borne By the Fund (as a percentage of offering amount)	0.02%

Annual Expenses (as a percentage of net assets attributable to Interests)(2)
Management Fee	1.30%
Other Expenses (including Administrator Fee: 0.30%)	[___]%
Acquired Fund Fees and Expenses (Investment Fund Fees and Expenses)(3)	[___]%
Total annual expenses	[___]%(4)

_____________________

(1)
Generally, the stated minimum initial investment in the Fund is Interests with an initial value of at least $50,000, which minimum may be reduced for certain investors.  Investments may be subject to a waivable sales load of up to 2%.  See "Plan of Distribution."

(2)
The Fund does not currently invest in accounts or funds managed by Subadvisers (see the definition of "Subadviser" on page 48).  Accordingly, the Fund does not indirectly incur any additional expenses associated with such investments.

(3)
Includes the fees and expenses of the Investment Funds in which the Fund is already invested and intends to invest based upon the anticipated net proceeds of this offering.  Some or all of the Investment Funds in which the Fund invests charge incentive fees or allocations based on the Investment Funds' earnings.  The incentive fees or allocations charged by Investment Funds in which the Fund invests are expected to typically range from [18]% to [30]% of net profits. The "Acquired Fund Fees and Expenses" disclosed above are based on historic earnings of the Investment Funds, which may change substantially over time and, therefore, significantly affect "Acquired Fund Fees and Expenses."  The amount of the Fund's average net assets used in calculating this percentage was based on average net assets for the fiscal year ended December 31, 2012 of approximately $[___] million, plus anticipated net proceeds of approximately $448 million from this offering.  The Adviser estimates that approximately [___]% (as a percentage of the net assets attributable to Interests) of the [___]% shown as "Acquired Fund Fees and Expenses" reflects operating expenses of the Investment Funds (i.e., management fees, administration fees and professional and other direct, fixed fees and expenses of the Investment Funds).  The Adviser estimates that the balance of approximately [___]% is attributable to performance-based fees and allocations as well as other investment-related expenses of the Investment Funds (for example, interest expense, dividends paid on investments sold short, bank charges and commissions, stock loan fees, etc.).

(4)	Total annual expenses shown in the table are as of the Fund's fiscal year ended December 31, 2012 and will increase or decrease over time based on the Fund's asset level and other factors.

The purpose of the table above is to assist you in understanding the various costs and expenses you would bear directly or indirectly as an investor in the Fund.  The annual "Other Expenses" shown above are estimated based on average net assets of the Fund for the fiscal year ended December 31, 2012 of approximately $[___] million.  For a more complete description of the various costs and expenses of the Fund, see "Management of the Fund."

Example
	1 Year	3 Years	5 Years	10 Years

You would pay the following expenses, including a sales load (see footnote 1 above), on a $1,000 investment, assuming a 5% annual return:	$	$	$	$

————
* Without the sales load, the expenses would be:	1 Year $	3 Years $	5Years $	10 Years $

The example does not present actual expenses and should not be considered a representation of future expenses.  Actual Fund expenses may be greater or less than those shown (and "Acquired Fund Fees and Expenses may also be greater or less than that shown).  Moreover, the Fund's actual rate of return may be greater or less than the hypothetical 5% return shown in the example.  If the Investment Funds' actual rates of return exceed 5%, the dollar amounts could be significantly higher as a result of the Investment Funds' incentive allocations.

For a hypothetical $50,000 interest in the Fund at the Fund's inception through December 31, 2012, net gain would be $[______].

The Fund's total return for the period from October 1, 2004 (commencement of operations) to December 31, 2012 was [___]%, and does not reflect deduction of a sales load.  If deduction of a sales load had been reflected, the total return for the period would have been lower.

Financial Highlights

The financial highlights table is intended to help an investor understand the Fund's financial performance for the years ended December 31, 2012, December 31, 2011, December 31, 2010, December 31, 2009, December 31, 2008, December 31, 2007, December 31, 2006, December 31, 2005 and the period from October 1, 2004 (commencement of operations) through December 31, 2004.  The information reflects financial results for the Fund since inception, and has been derived from the Fund's financial statements audited by [_____________], whose report, covering the last five fiscal years, along with the Fund's financial statements, is included in the SAI.  The SAI is available upon request.

Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005	For the Period October 1, 2004 (commencement of operations) through December 31, 2004
Total Return(1)%	(4.26)%	4.92%	14.43%	(14.71)%	8.15%	11.88%	0.38%	2.65%
Ratio of net investment loss to average members' capital(2)(4)%	(2.17)%	(2.15)%	(2.21)%	(2.04)%	(2.05)%	(2.59)%	(1.95)%	(3.94)%(3)
Ratio of total expenses to average members' capital(2) (4)%	2.19%	2.15%	2.22%	2.13%	2.13%	2.64%	2.18%	4.33%(3)
Portfolio turnover rate %	28.64%	28.92%	32.28%	1.51%	12.32%	14.81%	50.12%	None
Members' capital at end of period	$$114,943,320	$128,132,432	$114,691,952	$103,155,831	$158,635,046	$124,250,435	$118,229,025	$66,121,636

__________________

(1)
Total return assumes a purchase of an Interest in the Fund at the beginning of the period and a sale of the Fund Interest on the last day of the period noted and does not reflect the deduction of sales loads, if any, incurred when subscribing to the Fund. Total returns for a period of less than a full year are not annualized. An individual investor's ratios and returns may vary from the above based on the timing of capital transactions.

(2)	The average members' capital used in the above ratios is calculated using pre-tender members' capital, excluding the Adviser.

(3)	Annualized.

(4)
Ratios of net investment loss and total expenses to average members' capital do not include the impact of expenses and incentive allocations or incentive fees related to the underlying Investment Funds.

PRIVACY NOTICE

This notice describes the Fund's privacy policy.  The Fund is committed to protecting the personal information that it collects about individuals who are prospective, former or current investors.  The Fund collects personal information for business purposes to process requests and transactions and to provide customer service.  "Personal Information" is obtained from the following sources:

•	Investor applications and other forms, which may include your name(s), address, social security number or tax identification number;
•	Written and electronic correspondence, including telephone contacts; and
•
Transaction history, including information about Fund transactions and balances in your accounts with UBS Financial Services Inc. or our affiliates or other Fund holdings and any affiliation with UBS and its subsidiaries.

The Fund limits access to Personal Information to those employees who need to know that information in order to process transactions and service accounts.  Employees are required to maintain and protect the confidentiality of Personal Information.  The Fund maintains physical, electronic and procedural safeguards to protect Personal Information.

The Fund may share Personal Information described above with its affiliates for business purposes, such as to facilitate the servicing of accounts.  The Fund may share the Personal Information described above for business purposes with a non-affiliated third party only if the entity is under contract to perform transaction processing, servicing or maintaining investor accounts on behalf of the Fund.  The Fund also may disclose Personal Information to regulatory authorities or otherwise as permitted by law.  The Fund endeavors to keep its customer files complete and accurate.  The Fund should be notified if any information needs to be corrected or updated.

RISK FACTORS

Employing a Multi-Manager Strategy Involves Risks Not Present in Direct Investment Programs

Identifying the appropriate investment strategies, Investment Managers and suitable Investment Funds is difficult and involves a high degree of uncertainty.  In addition, certain Investment Funds, from time to time, are oversubscribed or closed, and it may not be possible to make investments that have been identified as attractive opportunities.  See "—Conflicts of Interest."

The Investment Funds generally will not be registered as investment companies under the Investment Company Act and, therefore, the Fund will not be able to avail itself of the protections of the Investment Company Act with respect to the Investment Funds, including certain corporate governance protections, such as the requirement of having a substantial number of independent board members, and statutory protections against self-dealing by the Investment Managers.  Although the Adviser will receive detailed information from each Investment Manager regarding its historical performance and investment strategy, in most cases the Adviser has little or no means of independently verifying this information.  An Investment Manager may use proprietary investment strategies that are not fully disclosed to the Adviser, which may involve risks under some market conditions that are not anticipated by the Adviser.  The investment strategies and styles used by an Investment Manager are subject to change without notice.  For information about an Investment Fund's net asset value ("NAV") and portfolio composition, the Adviser will be dependent on information provided by the Investment Funds, which if inaccurate could adversely affect the Adviser's ability to manage the Fund's investment portfolio in accordance with its investment objective and to value accurately the Fund's Interests.  Investors in the Fund have no individual right to receive information about the Investment Funds or the Investment Managers, will not be investors in the Investment Funds and will have no rights with respect to or standing or recourse against the Investment Funds, Investment Managers or any of their affiliates.

The Adviser will not have any control over the investments made by Investment Managers.  The Adviser may, however, reallocate the Fund's investments among the Investment Funds, but the Adviser's ability to do so may be constrained by the withdrawal limitations imposed by the Investment Funds.  These withdrawal limitations may prevent the Fund from reacting rapidly to market changes should an Investment Manager fail to effect portfolio changes consistent with such market changes and the demands of the Adviser.  Such withdrawal limitations may also restrict the Adviser's ability to terminate investments in Investment Funds that are poorly performing or have otherwise had adverse changes.  In addition, at times when Investment Funds offer limited availability to investors, the Adviser may allocate such limited availability among and between multiple entities managed by it or its affiliates, resulting in a Fund portfolio which differs from the portfolio which might result if the Adviser only managed the Fund.  Although the Adviser intends to use certain criteria in evaluating and monitoring Investment Funds, there is no such assurance that the Adviser will use the same criteria for all Investment Funds.  Although the Adviser employs a due diligence process to review each Investment Manager's back office and accounting systems and obtains third party verifications and background checks, there is no assurance that  such efforts will detect fraud, malfeasance, inadequate back office systems or other flaws or problems with respect to the Investment Manager's operations and activities.

An investor who met the conditions imposed by the Investment Managers could invest directly with the Investment Managers.  These conditions include investment minimums that may be considerably higher than the Fund's stated minimum investment.  By investing in the Investment Funds indirectly through the Fund, the investor bears two layers of fees and expenses—asset-based fees and expenses at the Fund level and asset-based fees, expenses and incentive allocations at the Investment Fund level.  The Investment Funds may have high portfolio turnover rates (i.e., 100% or higher), which may result in higher brokerage commissions and, therefore, lower investment returns.

Each Investment Manager will receive any incentive allocations to which it is entitled irrespective of the performance of the other Investment Managers and the Fund generally.  Accordingly, an Investment Manager with positive performance may receive compensation from the Fund, and thus indirectly from investors, even if the Fund's returns are negative.  Investment decisions of the Investment Funds are made by the Investment Managers entirely independent of the Adviser and of each other.  As a result, at any particular time, one Investment Fund may be purchasing securities of an issuer whose securities are being sold by another Investment Fund.  Consequently, the Fund could incur indirectly certain transaction costs without accomplishing any net investment result.  Similarly, the use of multiple Investment Managers may cause one or more Investment Funds to hold opposite positions in securities of issuers, thereby decreasing or eliminating the possibility of positive returns from such an investment.

To the extent the Fund holds non-voting securities of, or contractually foregoes the right to vote in respect of, an Investment Fund (which it intends to do), it will not be able to vote on matters that require the approval of the limited partners of the Investment Fund, including a matter that could adversely affect the Fund's investment in it, such as changes to the Investment Fund's investment objective or policies or the termination of the Investment Fund.  See "Investment Objective and Principal Strategies—Selection of Investment Managers."

Since the Fund may make additional investments in the Investment Funds only at certain times pursuant to limitations set forth in the governing agreements of the Investment Funds, the Fund from time to time may have to hold some, or in certain cases a substantial amount, of its assets temporarily in money market securities, cash or cash equivalents, possibly for several months.  The Fund may use derivatives, principally put options and futures contracts, and make direct investments to obtain market exposure during these and other periods.  No assurance can be given that the Fund will do so or, if it does, that the Fund will do so successfully.

Generally, Investment Funds are permitted to redeem their securities in-kind.  Thus, upon the Fund's withdrawal of all or a portion of its interest in an Investment Fund, the Fund may receive securities that are illiquid or difficult to value.  In such circumstances, the Adviser would seek to dispose of these securities in a manner that is in the best interests of the Fund.

Like an investment in the Fund, investments in the Investment Funds generally will be illiquid.  The governing instruments of each Investment Fund likely will have provisions similar to those of the Fund restricting both the transferability of an investor's Interest and the ability of any investor to withdraw its investment in certain circumstances.  Some Investment Funds will not permit withdrawals at the same time as the Fund.  As a result, the liquidity of the Fund's Interests may be adversely affected and the Fund may manage its investment program differently than if it were able to withdraw monies from each Investment Fund at the same time it desires to provide liquidity to its investors.  In addition, some Investment Funds that invest a high percentage of their assets in illiquid investments may experience difficulty in meeting redemption requests and may not be able to redeem those investments in kind.  In such circumstances, the Fund's ability to provide liquidity to investors could be adversely affected.

For the Fund to complete its tax reporting requirements, it must receive information on a timely basis from the Investment Managers.  It is possible, however, that one or more Investment Managers will delay in providing this information.  As a result, it is possible that the Fund may be unable to provide tax information to investors without significant delays and investors likely will need to seek extensions on the time to file their tax returns at the federal, state and local level.

A noncorporate investor's share of the Fund's investment expenses may be subject to certain limitations on deductibility for regular Federal income tax purposes and may be completely disallowed for purposes of determining the noncorporate investor's alternative minimum tax liability.

The Fund may be required to indemnify certain of the Investment Funds and their Investment Managers from any liability, damage, cost or expense arising out of, among other things, breaches of representations and warranties included in the Investment Fund's subscription documents and certain acts or omissions relating to the offer or sale of the Fund's Interests.

Business and Regulatory Risks of Investment Funds

Legal, tax and regulatory changes (including laws relating to taxation of the Fund's investments, trade barriers and currency exchange controls), as well as general economic and market conditions (such as interest rates, availability of credit, credit defaults, inflation rates and general economic uncertainty) and national and international political circumstances (including wars, terrorist acts or security operations), may adversely affect the Fund.  These factors may affect, among other things, the level of volatility of securities' prices, the liquidity of the Investment Funds' investments and the availability of certain securities and investments.  Volatility or illiquidity could impair the Fund's profitability or result in significant losses.  Additionally, the regulatory environment for Investment Funds is evolving, and changes in the regulation of Investment Funds may adversely affect the value of investments held by the Fund and the ability of the Fund successfully to pursue its investment strategy.  In addition, the securities, commodities and futures markets are subject to comprehensive statutes, regulations and margin requirements.  Additionally, the regulation of derivatives transactions and funds that engage in such transactions is an evolving area of law and is subject to modification by government and judicial action.  In particular, in light of recent market events, Congress has held hearings regarding taxation and regulatory policy as it relates to leveraged investors, tax-exempt investors and hedge funds, and the SEC has recently engaged in a general investigation of hedge funds which has resulted in increased regulatory oversight and other legislation and regulation relating to hedge fund managers, hedge funds and funds of hedge funds.  The effect of any future regulatory change on the Fund could be substantial and adverse.

On July 21, 2010, President Obama signed into law major financial services reform legislation in the form of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act").  The Dodd-Frank Act, among other things, grants regulatory authorities, such as the Commodity Futures Trading Commission (the "CFTC") and SEC, broad rulemaking authority to implement various provisions of the Dodd-Frank Act, including comprehensive regulation of the over-the-counter derivatives market.  The impact of the Dodd-Frank Act, and of follow-on regulation, on trading strategies and operations is impossible to predict and may be adverse, as it is unclear whether these regulators will undertake rulemaking, supervisory or enforcement actions that would adversely affect the Fund or investments made by the Fund.  Possible regulatory actions taken under these revised and expanded powers may include actions related to financial consumer protection, proprietary trading and the use of derivatives.  There can be no assurance that future regulatory actions authorized by the Dodd-Frank Act will not have a material adverse effect on the Fund and the Investment Funds, significantly reduce the profitability of the Fund or impair the ability of the Fund and the Investment Funds to achieve their investment objectives.  The implementation of the Dodd-Frank Act also could adversely affect the Fund by increasing transaction and/or regulatory compliance costs.  In addition, greater regulatory scrutiny may increase the Fund's and the Adviser's exposure to potential liabilities.  Increased regulatory oversight can also impose administrative burdens on the Fund and the Adviser, including, without limitation, responding to examinations or investigations and implementing new policies and procedures.

In connection with an ongoing review by the SEC and its staff of the regulation of investment companies' use of derivatives, on August 31, 2011, the SEC issued a concept release seeking public comment on a wide range of issues raised by the use of derivatives by investment companies.  The SEC noted that it intends to consider the comments to help determine whether regulatory initiatives or guidance are needed to improve the current regulatory regime for investment companies and, if so, the nature of any such initiatives or guidance.  While the nature of any such regulations is uncertain at this time, it is possible that such regulations could limit the implementation of the Fund's use of derivatives, which could have an adverse impact on the Fund.  It is not possible not predict the effects of these regulations on the Fund's portfolio.  The Adviser will monitor developments and seek to manage the Fund's portfolio in a manner consistent with achieving the Fund's investment objective, but there can be no assurance that they will be successful in doing so.

The Dodd-Frank Act created the Financial Stability Oversight Council (the "FSOC"), an interagency body charged with identifying and monitoring systemic risks to financial markets.  The FSOC has the authority to require that non-bank financial companies that are "predominantly engaged in financial activities," such as the Fund, the Adviser, Investment Funds and Investment Managers, whose failure the FSOC determines would pose systemic risk, be placed under the supervision of the Board of Governors of the Federal Reserve System (the "Federal Reserve").  The FSOC has the authority to recommend that the Federal Reserve adopt more stringent prudential standards and reporting and disclosure requirements for non-bank financial companies supervised by the Federal Reserve.  Such disclosure requirements may include the disclosure of the identity of investors in private investment funds such as the Investment Funds.  The FSOC also has the authority to make recommendations to the Federal Reserve on various other matters that may affect the Fund and/or Investment Funds, including requiring financial firms to submit resolution plans, mandating credit exposure reports, establishing concentration limits, and limiting short-term debt.  The FSOC also may recommend that other federal financial regulators impose more stringent regulation upon, or ban altogether, financial activities of any financial firm that poses what it determines are significant risks to the financial system.  In the event that the FSOC designates the Fund or an Investment Fund as a systemic risk to be placed under the Federal Reserve's supervision, the Fund or the Investment Fund could face stricter prudential standards, including risk-based capital requirements, leverage limits, liquidity requirements, concentration requirements and overall risk management requirements, among other restrictions.  Such requirements could hinder the Fund's and/or an Investment Fund's ability to meet its investment objective and may place the Fund or an Investment Fund at a disadvantage with respect to its competitors.

Investment Funds and Investment Managers also may face additional reporting and recordkeeping requirements.  Under the Dodd-Frank Act, advisers to private funds are required to maintain records regarding private funds that include a description of:  amount of assets under management and use of leverage, including off-balance-sheet leverage; counterparty credit risk exposure; trading and investment positions; valuation policies and practices; types of assets held; side arrangements or side letters whereby certain investors obtain more favorable rights than other investors; trading practices; and such other information as the SEC determines is necessary and appropriate in the public interest and for the protection of investors or for the assessment of systemic risk.  Over time, Investment Funds' adherence to the new recordkeeping and reporting requirements may indirectly increase Fund expenses.

Additionally, the Adviser is a "banking entity" for purposes of the "Volcker Rule" contained in Section 619 of the Dodd-Frank Act.  The Volcker Rule will limit the ability of banking entities, which would include the Adviser, to sponsor, invest in or serve as investment adviser of certain private investment funds and the ability of the Adviser or any of its affiliates to engage in certain transactions with certain private equity funds.  Pursuant to the Dodd-Frank Act, the Volcker Rule's effective date was July 21, 2012, and banking entities subject to the Volcker Rule have at least a two-year period to come into compliance with the provisions therein.  The Volcker Rule could have a significant negative impact on the Adviser.  While U.S. financial regulators have issued a proposed rule to implement the statutory mandate of the Volcker Rule, the Adviser cannot predict the extent to which the Volcker Rule will be subject to modification by rule prior to the issuance of final rules implementing the Volcker Rule, or the impact any such modifications may have on the Adviser.

On February 9, 2012, the CFTC adopted rule amendments to the permissible exemptions, and to the conditions for reliance on the permissible exemptions, from registration as a commodity pool operator, thus narrowing an exclusion from the definition of "commodity pool operator" traditionally relied upon by registered investment companies.  Pursuant to such rule amendments, the Fund only may invest in commodity futures and commodity options contracts and commodity-related swaps for hedging purposes without limit, and for other purposes so long as the aggregate amount of initial margin and premiums required to establish such positions, other than for bona fide hedging purposes, does not exceed 5% of the Fund's NAV, or alternatively, the aggregate net notional value of those positions, determined at the time the most recent position was established, does not exceed 100% of the Fund's NAV (after taking into account unrealized profits and unrealized losses on any such positions) (the "de minimis thresholds").  On April 17, 2012, the Investment Company Institute (the "ICI") and the U.S. Chamber of Commerce (the "Chamber of Commerce") filed with the U.S. District Court for the District of Columbia a legal challenge to the CFTC's amendments to Regulation 4.5 under the Commodity Exchange Act (the "CEA") ("Regulation 4.5").  The district court, on December 12, 2012, rejected the challenge and upheld the CFTC's amendments to Regulation 4.5.  The ICI and the Chamber of Commerce subsequently filed a notice of appeal that currently is pending before the U.S. Court of Appeals for the District of Columbia Circuit.

The Fund, historically, has claimed an exclusion from the definition of the term "commodity pool operator" under the CEA and, therefore, is not subject to registration or regulation as a pool operator under the CEA.  There is no assurance, however, that the Fund will continue to be eligible for such exemption.  Consistent with CFTC staff guidance, on December 19, 2012, the Adviser filed a claim to perfect time-limited no-action relief from registering as a commodity pool operator until the later of June 30, 2013, or six months after the effective date (or compliance date, if later) of revised guidance issued by the CFTC's Division of Swap Dealer and Intermediary Oversight on the application of the de minimis thresholds to fund-of-funds operators.  If the amendments to Regulation 4.5 are not vacated and set aside by the U.S. Court of Appeals for the District of Columbia Circuit, the amendments may subject the Adviser to regulation by the CFTC and require the Fund to operate subject to applicable CFTC registration, disclosure and operational requirements.  Compliance with these requirements may increase Fund expenses.  The Fund and the Adviser are analyzing the nature and extent of the potential impact of these rule changes.

Market Fluctuations Will Affect the Fund's Returns

The Fund's investments in Investment Funds may be negatively affected by the broad investment environment in the securities markets.  That investment environment is influenced by, among other things, interest rates, inflation, politics, fiscal policy, current events, competition, productivity and technological and regulatory change.  Stock prices may experience greater volatility during periods of challenging market conditions.  In addition, there can be severe limitations on an investor's ability to sell certain debt securities, including those that are of higher credit quality, during a period of reduced credit market liquidity.  Therefore, the Fund's NAV will fluctuate.  You may experience a significant decline in the value of your investment and could lose money.  The Fund should be considered a speculative investment, and you should invest in the Fund only if you can sustain a complete loss of your investment.

Investment Strategies May Involve Risk of Loss

Some of the principal risks of the identified investment strategies are identified below.  Depending on economic and market conditions, other risks may be present.

Merger or "Risk" Arbitrage Strategies.  Merger arbitrage investments often incur significant losses when anticipated merger or acquisition transactions are not consummated.  The consummation of mergers, tender offers and exchange offers can be prevented or delayed by a variety of factors, including:  (i) regulatory and antitrust restrictions; (ii) political motivations; (iii) industry weakness; (iv) stock specific events; and (v) failed financings.  Merger arbitrage positions also are subject to the risk of overall market movements.  To the extent that a general increase or decline in equity values affects the stocks involved in a merger arbitrage position differently, the position may be exposed to loss.  Merger arbitrage strategies also depend for success on the overall volume of merger activity, which historically has been cyclical in nature.

Distressed Securities Strategies.  Some Investment Funds may invest in equity and debt securities or other claims of U.S. and non-U.S. issuers in weak financial condition, experiencing poor operating results, having substantial capital needs or negative net worth, facing special competitive or product obsolescence problems, or that are involved in bankruptcy or reorganization proceedings.  Investments of this type should be considered speculative, as they involve substantial financial and business risks that can result in substantial or, at times, even total losses.  Among the risks inherent in investments in troubled entities is that it frequently may be difficult to obtain accurate information as to the condition of such issuers.  Such investments also may be adversely affected by laws relating to, among other things, fraudulent transfers and other voidable transfers or payments, lender liability, and the Bankruptcy Court's power to disallow, reduce, subordinate, or disenfranchise particular claims.  The market prices of such securities also are subject to abrupt and erratic market movements and above-average price volatility, and the spread between the bid and asked prices of such securities may be greater than those prevailing in other securities markets.  It may take a number of years for the market price of such securities to reflect their intrinsic value.  In liquidation (both in and out of bankruptcy) and other forms of corporate reorganization, there exists the risk that the reorganization either will be unsuccessful (for example, due to failure to obtain requisite approvals), will be delayed (for example, until various liabilities, actual or contingent, have been satisfied), or will result in a distribution of cash or a new security the value of which will be less than the purchase price to the Investment Fund of the security or claim in respect of which such distribution was made.

Special Situation Strategies.  Depending on the focus of an Investment Manager, special situation strategies can have risks similar to either merger arbitrage or distressed securities strategies.  An Investment Fund investing in securities of issuers facing spin-offs or privatization may be adversely affected by the risk that the consummation of the mergers, tender offer or exchange offer is prevented or delayed, or that the financing is insufficient or otherwise unsuccessful.  Similarly, an Investment Fund investing in securities of issuers facing liquidations, restructurings and similar reorganizations may be adversely affected by the risk that such transactions will be unsuccessful or will result in a distribution of cash or new securities worth less than the original investment made by the Investment Fund.

Private Placement Strategies.  These strategies generally depend upon an exit event, such as a public offering of the securities the Investment Fund has purchased, to provide the anticipated returns.  An inability to complete, or a delay in completing, the desired public offering, or the completion of such a public offering on less desirable terms, will adversely affect the Investment Funds', and thus the Fund's, investment.  See "—Restricted and Illiquid Investments Involve the Risk of Loss."

Equity Market Neutral Strategies.  A market neutral strategy requires both a long and short position.  To the extent an Investment Manager is unable to maintain a balanced position because of trade execution delays, forced liquidations of short or leveraged positions due to losses or failure to "match" long and short positions, the strategy will not be market neutral.  In addition, to the extent that long and short positions are not matched by industry sectors, a sector-wide but not market-wide price move may result in market, as opposed to stock selection, losses.  Unusual events specific to a particular company that cause sudden changes in the company's share valuation may also adversely affect historical price relationships between stocks, leading to losses when relying on the strategy.

Statistical Arbitrage Strategies.  The success of the investment activities of an Investment Manager employing statistical arbitrage is heavily dependent on the mathematical models used by the Investment Manager in seeking to exploit short-term and long-term relationships among stock prices and volatility.  Models that have been formulated on the basis of past market data may not be predictive of future price movements.  The Investment Manager may select models that are not well-suited to prevailing market conditions.  Furthermore, the effectiveness of such models tends to deteriorate over time as more traders seek to exploit the same market inefficiencies through the use of similar models.  In addition, in the event of static market conditions, statistical arbitrage strategies are less likely to be able to generate significant profit opportunities from price divergences between long and short positions than in more volatile environments.

Fixed Income Arbitrage Strategies.  Fixed income arbitrage strategies generally involve spreads between two or more positions.  To the extent the price relationships between such positions remain constant, no gain or loss on the position will occur.  Such positions do, however, entail a substantial risk that the price differential could change unfavorably, causing a loss to the spread position.  Substantial risks are involved in trading in U.S. and non-U.S. government securities, corporate securities, investment company securities, mortgage-backed and asset-backed securities, futures and options, rate caps, rate swaps and the various other financial instruments and investments that fixed income arbitrage strategies may trade.  Substantial risks also are involved in borrowing and lending against such investments.  The prices of these investments can be volatile, market movements are difficult to predict, and financing sources and related interest and exchange rates are subject to rapid change.  Certain corporate, asset-backed and mortgage-backed securities may be subordinated (and thus exposed to the first level of default risk) or otherwise subject to substantial credit risks.  Government policies, especially those of the Federal Reserve Board and foreign central banks, have profound effects on interest and exchange rates that, in turn, affect prices in areas of the investment and trading activities of fixed income arbitrage strategies.  Many other unforeseeable events, including actions by various government agencies and domestic and international political events, may cause sharp market fluctuations.  Option Arbitrage Strategies, Convertible Arbitrage Strategies and Capital Structure Arbitrage Strategies present similar risks.

Global Macro Strategies.  The success of global macro strategies will depend on an Investment Manager's ability to identify and exploit opportunities in global economies, some of which will result in an Investment Manager holding concentrated positions in a limited number of markets, which may expose those Investment Funds to a greater risk of loss than if they held positions in a broader range of markets.  These strategies typically employ significant leverage that will magnify the Investment Funds' risk exposure, including risk of loss.

Commodity Trading Strategies.  Commodity interest contract prices are highly volatile.  Price movements of contracts are influenced by, among other things, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and policies of governments, political and economic events and policies, changes in interest rates and rates of inflation, currency devaluations and revaluations, and emotions of the marketplace.  Governments from time to time intervene, directly and by regulation, in certain markets, particularly those dealing in currencies and precious metals.  Intervention often is intended to influence prices directly.  Additionally, because of the low margin deposits normally required in commodity interest trading (typically between [2]% and [15]% of the value of the contract purchased or sold), an extremely high degree of leverage is typical of a commodity interest trading account.  As a result, a relatively small price movement in a commodity contract may result in immediate and substantial losses by the Investment Funds, and thus the Fund.

Long/Short Equity, Long-Biased and Short-Selling Strategies.  Since long/short equity, long-biased and short-selling strategies generally involve identifying securities that are undervalued (and, in the case of short positions, overvalued) by the marketplace, the success of the strategy necessarily depends upon the market eventually recognizing such value in the price of the security, which may not necessarily occur, or may occur over extended time frames that limit profitability.  Positions may undergo significant short-term declines and experience considerable price volatility during these periods.  In addition, long and short positions may or may not be correlated to each other.  If the long and short positions are not correlated, it is possible to have investment losses in both the long and short sides of an Investment Fund's portfolio.  See "—The Investment Funds' Use of Short Selling is Highly Speculative" for additional risks of short-selling.

Sector Strategies.  Some Investment Funds may concentrate in particular industry sectors.  See "—Investment Funds May Invest Significantly in Volatile Sectors" for additional risks associated with such Investment Funds employing sector strategies.

Global Markets and Emerging Markets Strategies.  Some Investment Funds may concentrate in specific regions or countries, some of which may be considered emerging markets.  See "—The Investment Funds' Foreign Investments Involve Risk of Loss" for additional risks associated with investments in global markets, including emerging markets.

Credit Strategies.  The success of credit-sensitive strategies depends heavily upon credit analysis of issuers and securities and credit market views.  An incorrect analysis of the creditworthiness of an issuer, likely could result in a higher risk relative to the return on the investment, and could result in significant losses.  In addition, the collateral securing such securities may suffer damage, theft or other loss, increasing the risk of holding such securities.

Further, an Investment Manager's investments in junk bonds are considered to be predominantly speculative with respect to the issuer's capacity to pay interest and repay principal.  These securities may involve a substantial risk of default or may be in default.  Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of issuers of junk bonds to make principal and interest payments than is the case for higher-grade securities.  In addition, the market for these securities may be thinner and less liquid than for higher-grade securities.

The Incentive Allocations Charged by the Investment Managers May Create Incentives for Speculative Investment

Each Investment Manager generally will charge the Fund an asset-based fee and some or all of the Investment Managers will receive incentive allocations.  The asset-based fees of the Investment Managers are expected to range from [1]% to [3]% and the incentive allocations of the Investment Managers are expected to range from [18]% to [30]% of net profits, but may be greater or less in some cases.  The Adviser and the Administrator also will charge asset-based fees.

The incentive allocation that will be received by an Investment Manager may create an incentive for the Investment Manager to make investments that are riskier or more speculative than those that might have been made in the absence of the incentive allocation.  In addition, because the incentive allocation is calculated on a basis that includes realized and unrealized appreciation of an Investment Fund's assets, the allocation may be greater than if it were based solely on realized gains.

Some Investment Managers May Be Newly Organized

Some Investment Managers may be newly organized and therefore may have no, or only limited, operating histories.  However, the Adviser will endeavor to select Investment Managers whose principals have substantial capital markets experience.

The Investment Funds May Purchase Equity Securities Without Restriction as to Market Capitalization

Investment Managers generally may invest in equity securities without restriction as to market capitalization, such as those issued by smaller capitalization companies, including micro cap companies.  The prices of the securities of some of these smaller companies may be subject to more abrupt or erratic market movements than larger, more established companies, because they typically are more subject to changes in earnings and prospects, among other things.

The Investment Funds' Use of Short Selling is Highly Speculative

Some of the Investment Funds may sell securities short and some may do so as their investment focus.  Short selling is a speculative investment technique that involves expenses to the Investment Funds and the following additional risks:

•	while the potential gain on a short sale is limited, the loss is theoretically unlimited

•	it can increase the effect of adverse price movements on an Investment Fund's portfolio

•	the Investment Fund may not be able to close out a short position at any particular time or at the desired price

•
the Investment Fund may be subject to a "short squeeze" when other short sellers desire to replace a borrowed security at the same time as the Investment Fund, thus increasing the price the Investment Fund may have to pay for the security and causing the Investment Fund to incur losses on the position

•	if the market for smaller capitalization or foreign companies becomes illiquid, the Investment Fund may be unable to obtain securities to cover short positions

•	certain foreign markets may limit the Investment Fund's ability to short stocks.

Short sale transactions have been subject to increased regulatory scrutiny in response to recent market events, including the imposition of restrictions on short selling certain securities and reporting requirements.  The Investment Funds' ability to execute a short selling strategy may be materially adversely impacted by temporary or new permanent rules, interpretations, prohibitions and restrictions adopted in response to these adverse market events.  Restrictions and/or prohibitions on short selling activity may be imposed by regulatory authorities, including the SEC, its foreign counterparts, other government authorities or self-regulatory organizations, with little or no advance notice and may impact prior trading activities of the Investment Funds.

Regulatory authorities may from time to time impose restrictions that adversely affect an ability to borrow certain securities in connection with short sale transactions.  In addition, traditional lenders of securities might be less likely to lend securities under certain market conditions.  As a result, the Investment Funds may not be able to effectively pursue a short selling strategy due to a limited supply of securities available for borrowing.  The Investment Funds may also incur additional costs in connection with short sale transactions, including in the event that they are required to enter into borrowing arrangements in advance of any short sales.  Moreover the ability to continue to borrow a security is not guaranteed and the Investment Funds are subject to strict delivery requirements.  The inability of an Investment Fund to deliver securities within the required time frame may subject such Investment Fund to mandatory close out by the executing broker-dealer.  A mandatory close out may subject the Fund to unintended costs and losses.  Certain actions or inaction by third parties, such as executing broker-dealers or clearing broker-dealers, may materially impact the Investment Funds' ability to effect short sale transactions.  Such actions or inaction may include a failure to deliver securities in a timely manner in connection with a short sale effected by a third-party unrelated to the Investment Funds.

The Investment Funds' Foreign Investments Involve Risk of Loss

The Fund expects to invest a portion of its assets in Investment Funds whose Investment Managers invest in the securities of foreign issuers, including those in emerging markets, and in Investment Funds that may be denominated in foreign currencies.  Foreign investments face specific risks, which include:

•	unfavorable changes in currency rates and exchange control regulations

•	restrictions on, and costs associated with, the exchange of currencies and the repatriation of capital

•	reduced availability of information regarding foreign companies

•	different accounting, auditing and financial standards and possibly less stringent reporting standards and requirements

•	reduced liquidity and greater volatility

•	difficulty in obtaining or enforcing a judgment

•	increased market risk due to regional economic and political instability

•	increased brokerage commissions and custody fees

•
securities markets which are less developed than in the United States may suffer from periods of relative illiquidity, and may be subject to a lesser degree of supervision and regulation than securities markets in the United States

•	foreign withholding taxes

•	delays in settling securities transactions

•	threat of nationalization and expropriation

•	increased potential for corrupt business practices in certain foreign countries

•	failure to receive government approval prior to investments in a particular issuer by foreign persons

•	limits on the amounts of investment by foreign persons in particular issuers

•	limits on the investment by foreign persons to specific classes of securities with less advantageous rights.

In addition to the risks associated with investments in foreign securities generally, investments in securities located in particular regions or countries with emerging markets may face the following additional risks, among others:

•	inflation and rapid fluctuations in inflation rates in the economies and financial markets of certain emerging market countries

•	high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries

•	high concentration of investors and financial intermediaries

•	political and social uncertainties

•	overdependence on exports, particularly with respect to primary commodities, which makes such economies vulnerable to volatile fluctuations in commodity prices

•	overburdened infrastructure and obsolete or unseasoned financial systems.

The Investment Funds' and the Fund's Use of Hedge Strategies Involves Risk

The Investment Managers and Investment Funds may engage in hedging strategies, which use short sales, derivatives, options, interest rate swaps, caps and floors, futures and forward contracts and other derivatives in an effort to protect assets from losses due to declines in the values of their respective portfolios.  Similarly, the Fund may, but is not required to, attempt to hedge against exposure to various markets, investments or investment styles through the use of such instruments or investment techniques.  Hedging against a decline in the value of portfolio positions does not eliminate fluctuations in the values of portfolio positions or prevent losses if the values of such positions decline, but establishes other positions designed to gain from those same developments, thus offsetting the decline in the portfolio positions' value.  Such hedging transactions also limit the opportunity for gain if the value of the hedged portfolio positions should increase.  It may not be possible for the Investment Managers or the Investment Funds to hedge against a change or event at a price sufficient to protect against a decline in value of the portfolio positions anticipated as a result of such change.  In addition, it may not be possible, or desirable, to hedge against certain changes or events at all.  There can be no assurances that these hedging strategies will be successful in avoiding losses, and hedged positions may perform less favorably in generally rising markets than unhedged positions.

No assurance can be given that Investment Managers or the Adviser will employ hedging strategies with respect to all or any portion of a given Investment Fund's, or the Fund's, assets. To the extent that hedging transactions are effected, their success is dependent on each Investment Manager's ability to correctly predict movements in the direction of currency or interest rates, the equity markets or sectors thereof or other events being hedged against. Therefore, while the Fund or an Investment Manager may attempt to hedge against undesirable exposure, unanticipated changes in the markets and investments being hedged, or the nonoccurrence of events being hedged against, may result in poorer overall performance than if the Fund or Investment Manager had not engaged in any such hedge. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio position being hedged may vary. Moreover, for a variety of reasons, the Investment Managers may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Such imperfect correlation may prevent the Investment Managers from achieving the intended hedge or expose the Fund to additional risk of loss.

The Fund's Use of Options and Futures Contracts Involves Risks

The Fund expects to use derivatives primarily as a means to hedge against exposure to various markets, investments or investment styles at a time when the Adviser does not desire to divest the Fund of any Investment Funds, or as a means to reduce its position in an Investment Fund at a time when a sale of the Fund's interest in the Investment Fund is limited because of issuer-imposed restrictions on withdrawal (e.g., gates, lock-ups, etc.), or because the Adviser believes that a decrease in the Fund's position in an Investment Fund sooner than the next regularly scheduled withdrawal date is appropriate.  To accomplish these objectives, the Adviser believes that it will utilize principally put options and futures contracts.  Pursuant to regulations and/or published positions of the SEC, the Fund may be required to segregate permissible liquid assets, enter into offsetting transactions or own positions covering its obligations, all of which could have the effect of restricting portfolio management.

Options transactions may be effected on securities exchanges or in the over-the-counter market.  When put options are purchased over-the-counter, the Fund bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract.  Such options may also be illiquid and, in such cases, the Fund may have difficulty closing out its position.  The Fund may purchase put options on specific securities or on baskets of securest.  The Fund may also purchase put options on stock indexes listed on national securities exchanges or trade in the over-the-counter market.

No assurance can be give that a liquid market will exist for any particular futures contract at any particular time.  Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day.  Once the daily limit has been reached in a particular contract, no trade may be made that day at price beyond that limit or trading may be suspended for specified periods during the trading day.  Futures contract prices could move to the limit for several consecutive trading days with little or no trade, thereby preventing prompt liquidation of futures positions and potentially subjecting the fund to substantial losses.  Successful use of futures also is subject to the Adviser's ability to predict correctly movements in the direction of the relevant market.

The Fund may also purchase and sell stock index futures contracts.  A stock index fluctuates with changes in the market values of the stocks included in the index.  Accordingly, successful use by the fund of options on stock indexes will be subject to the Adviser's ability to predict correctly movements in the direction of the stock market generally or of a particular industry or market segment.  This requires different skills and techniques than predicting changes in the price of individual stocks.

See "Additional Investment Policies—Special Investment Techniques" in the Fund's SAI.

The Investment Funds' Use of Derivatives Involves Risk

Some of the Investment Funds may invest in, or enter into, derivatives contracts ("Derivatives"), including options, swaps, swaptions, futures and forward agreements, for investment or hedging purposes.  The use of these instruments involves the following risks, among others:

•	Derivatives can be volatile

•
Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in Derivatives could have a large impact on the Investment Fund's performance

•	The market for any Derivative is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for Derivatives

•	Entering into Derivative transactions in foreign markets may involve more risk than entering into domestic transactions

•	Certain Derivatives, such as swaps, involve the assumption of the credit risk of the counterparty to the transactions.

The stability and liquidity of Derivatives depend in large part on the creditworthiness of the parties to the transactions.  It is expected that each Investment Manager will monitor on an ongoing basis the creditworthiness of firms with which it will enter into Derivatives.  If there is a default by the counterparty to such transaction, the applicable Investment Manager will under most normal circumstances have contractual remedies pursuant to the agreements related to the transaction.  However, exercising such contractual rights may involve delays or costs which could result in the net asset value of the Investment Fund (and thus the Fund) being less than if such Investment Manager had not entered into the transaction.  Furthermore, there is a risk that a counterparty could become insolvent.  If one or more of an Investment Manager's counterparties were to become insolvent or the subject of liquidation proceedings in the United States, there exists the risk that the recovery of such Investment Manager's fund's securities and other assets from such prime broker or broker-dealer will be delayed or be of a value less than the value of the securities or assets originally entrusted to such prime broker or broker-dealer.

In addition, the Investment Managers may use counterparties located in various jurisdictions outside the United States.  Such local counterparties are subject to various laws and regulations in various jurisdictions that are designed to protect their customers in the event of their insolvency.  However, the practical effect of these laws and their application to the Investment Funds' assets are subject to substantial limitations and uncertainties.

See "Additional Investment Policies—Special Investment Techniques" in the Fund's SAI.

The Fund's and Investment Funds' Use of Leverage Involves Risk of Loss

The Fund and Investment Funds may borrow money for investment and other purposes, and may directly or indirectly borrow funds from brokerage firms and banks.  Borrowing for investment purposes, which is known as "leverage," is a speculative investment technique and involves certain risks and has the effect of potentially increasing losses.  In addition, the Fund and Investment Funds may leverage their investment returns with options, swaps, forwards and other derivative instruments.

Although leverage will increase investment return if the Investment Fund earns a greater return on the investments purchased with borrowed funds than it pays for the use of such funds, using leverage will decrease investment return if the Investment Fund fails to earn as much on such investments as it pays for the use of such funds.  Using leverage, therefore, will magnify the volatility of the value of the Investment Fund's investment portfolio.  If the Investment Fund's portfolio securities decline in value, it could be required to deposit additional collateral with the lender or suffer mandatory liquidation of the pledged securities to compensate for the decline in value.  In the event of a sudden, precipitous drop in the aggregate value of an Investment Fund's assets, whether resulting from changes in market value or from redemptions, it might not be able to liquidate assets quickly enough to pay off its borrowing.  Money borrowed for leveraging will be subject to interest costs that may or may not be recovered by return on the securities purchased.  The Investment Fund also may be required to maintain minimum average balances in connection with its borrowings or to pay a commitment or other fee to maintain a line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate.  Any event that adversely affects the value of an investment would be magnified to the extent that leverage is employed.  The cumulative effect of the use of leverage by the Fund or an Investment Fund, directly or indirectly, could result in a loss to the Fund that would be greater than if leverage were not employed.  In addition, to the extent that the Fund or Investment Funds borrow funds, the rates at which they can borrow will affect the operating results of the Fund.

The Investment Company Act limits the amount an investment company can borrow by imposing an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness (the "Asset Coverage Requirement").  This means that the value of an investment company's total indebtedness may not exceed one-third of the value of its total assets, including such indebtedness, measured at the time the investment company incurs the indebtedness.

Certain portfolio management techniques may be considered senior securities unless appropriate steps are taken to segregate assets or otherwise cover obligations.  The Fund, as a result, may be required to comply with the Asset Coverage Requirement or segregate liquid assets in an amount generally equal to the value of the underlying asset, enter into offsetting transactions or own positions covering its obligations.

To obtain "leveraged" market exposure in certain investments and to increase overall return, the Fund or an Investment Fund may purchase options and other derivative instruments that do not constitute "indebtedness" for purposes of the Asset Coverage Requirement.  These instruments nevertheless may involve significant economic leverage and therefore, in some cases, may involve significant risks of loss.

Investment Funds May Invest Significantly in Volatile Sectors

One or more Investment Managers, from time to time, may invest a substantial portion of its Investment Fund's assets in an industry sector.  As a result, the investment portfolios of these Investment Funds (as well as the Fund's portfolio) may be subject to greater risk and volatility than if investments had been made in a broader range of issuers.  In addition, an Investment Fund's emphasis in a particular sector may be especially volatile.  To the extent that the Fund's portfolio (which, for this purpose, means the aggregate securities positions held by the Investment Managers) is concentrated in securities of issuers in a single industry, the risk of any investment decision is increased.

Investors Will Have Only Limited Liquidity

The Fund is a closed-end investment company designed primarily for long-term investors.  Interests in the Fund will not be traded on any securities exchange or other market.  With very limited exceptions, Interests are not transferable and liquidity will be provided only through limited repurchase offers.  These repurchases will be made at such times and on such terms as may be determined by the Board in its complete and exclusive discretion.  The Adviser expects that it will recommend to the Board that the Fund offer to repurchase Interests from investors twice each year, near mid-year and year-end.  The LLC Agreement provides that the Fund will be dissolved if the Interest of any investor that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender its entire Interest for repurchase by the Fund has not been repurchased within a period of two years of such request.

The Fund's repurchase policy will have the effect of decreasing the size of the Fund over time from what it otherwise would have been, if sufficient additional interests are not sold.  Therefore, it may force the Fund to sell assets (i.e., interests in Investment Funds) it otherwise would not sell.  It also may reduce the investment opportunities available to the Fund and cause its expense ratio to increase.  The Fund likely will sell its more liquid assets first to satisfy repurchase requests, thus increasing its concentration in less liquid securities.

Some of the Investment Funds may invest all or a portion of their assets in private placements which may be illiquid.  Some of these investments are held in so-called side pockets, which are sub-funds within the Investment Funds, which provide for their separate liquidation over a much longer period than an investment in the Investment Fund.  Were the Fund to seek to liquidate its investment in an Investment Fund which maintains these investments in a side pocket arrangement or which holds substantially all of its assets in illiquid securities, the Fund might not be able to fully liquidate its investment without delay, which could be considerable.  During the period until the Fund fully liquidated its interest in the Investment Fund, the value of its investment would fluctuate.  Additionally, the Fund's repurchase process could involve substantial complications and delays, as the ability of the Fund to honor repurchase requests is dependent in part upon the Fund's ability to make withdrawals from Investment Funds which may be delayed, suspended altogether or not possible because, among other reasons, (i) many Investment Managers permit withdrawals only on an infrequent basis, which timing is not likely to coincide with the repurchase dates of the Fund, (ii) some Investment Funds may impose limits (known as "gates") on the aggregate amount that all investors in the Investment Fund may withdraw on any single withdrawal date, and (iii) the Investment Funds' portfolios may include investments that are difficult to value and that may only be able to be disposed of by the Investment Managers at substantial discounts or losses.

The Fund May Borrow Money

The Fund may borrow money for temporary or emergency purposes or in connection with repurchases of, or tenders for, the Fund's Interests.  The Fund also may borrow money to fund investments in certain Investment Managers, subject to the lenders' terms.  If the Fund borrows money, its NAV may be subject to greater fluctuation until the borrowing is repaid and the risks of leverage described under "—The Fund's and Investment Funds' Use of Leverage Involves Risk of Loss" will be present.  The Fund would expect to repay leverage used to fund investments from the proceeds of subsequent offerings of Interests.  If the Fund were unable to sell a sufficient amount of Interests to repay these borrowings, the Fund could remain leveraged or reduce its leverage by selling Investment Funds.  Because many Investment Funds use leverage as part of their investment strategy, the Fund's use of leverage to purchase these Investment Funds will significantly magnify the potential volatility of the value of the Fund's Interests.

The Fund expects that all of its borrowings will be made on a secured basis.  The Fund's custodian will either segregate the assets securing the Fund's borrowings for the benefit of the Fund's lenders or arrangements will be made with a suitable sub-custodian.  If the assets used to secure a borrowing decrease in value, the Fund may be required to pledge additional collateral to the lender in the form of cash or securities to avoid liquidation of those assets.  In the event of a default, the lenders will have the right, through the Fund's custodian, to redeem the Fund's investments in underlying Investment Funds without consideration of whether doing so would be in the best interests of the Fund's shareholders.  The rights of any lenders to the Fund to receive payments of interest on and repayments of principal of borrowings will be senior to the rights of the Fund's shareholders, and the terms of the Fund's borrowings may contain provisions that limit certain activities of the Fund and could result in precluding the purchase of instruments that the Fund would otherwise purchase.  These restrictions may impose asset coverage or portfolio composition requirements that are more stringent than those currently imposed on the Fund by the Investment Company Act.  Additionally, the Fund must comply with the Asset Coverage Requirement.  See "—The Fund's and Investment Funds' Use of Leverage Involves Risk of Loss."

The Fund is Non-Diversified

The Fund is classified as a "non-diversified" management investment company under the Investment Company Act.  This means that the Fund may invest a greater portion of its assets in a limited number of issuers than would be the case if the Fund were classified as a "diversified" management investment company.  Accordingly, the Fund may be subject to greater risk with respect to its portfolio securities than a "diversified" fund because changes in the financial condition or market assessment of a single issuer may cause greater fluctuation in the value of its Interests.

Restricted and Illiquid Investments Involve the Risk of Loss

The Fund and the Investment Managers may invest without limitation in restricted securities and other investments which are illiquid, which may include so-called "PIPE" (private investments in public equity) securities.  Restricted securities are securities that may not be sold to the public without an effective registration statement under the 1933 Act, or, if they are unregistered, may be sold only in a privately negotiated transaction or pursuant to an exemption from registration under the 1933 Act.

Where registration is required to sell a security, an Investment Manager may be obligated to pay all or part of the registration expenses, and a considerable period may elapse between the decision to sell and the time the Investment Manager may be permitted to sell a security under an effective registration statement.  If during such a period adverse market conditions were to develop, the Investment Manager might obtain a less favorable price than the prevailing price when it decided to sell.  Restricted securities for which no market exists and other illiquid investments held by Investment Funds advised by Subadvisers will be valued at fair value as determined in accordance with procedures approved and periodically reviewed by the Directors.  Investment Managers may be unable to sell restricted and other illiquid securities at the most opportune times or at prices approximating the value at which they purchased such securities.  An Investment Fund's portfolio may include a number of investments for which no market exists and which have substantial restrictions on transferability.

In addition, the Fund's interests in the Investment Funds are themselves illiquid and subject to substantial restrictions on transfer.  The Fund may liquidate an interest and withdraw from an unregistered Investment Fund pursuant to limited withdrawal rights.  The illiquidity of these interests may adversely affect the Fund were it to have to sell interests at an inopportune time.

Conflicts of Interest

The Adviser and its affiliates manage the assets of registered investment companies, private investment funds and individual accounts (excluding the Fund, collectively, "Adviser Clients").  The Fund has no interest in these activities.  In addition, the Adviser, its affiliates, and any of their respective officers, directors, partners, members or employees, may invest for their own accounts in various investment opportunities, including in investment funds, private investment companies or other investment vehicles in which the Fund will have no interest.

The Adviser or its affiliates may determine that an investment opportunity in a particular investment vehicle is appropriate for a particular Adviser Client or for itself or its officers, directors, partners, members or employees, but not for the Fund.  Situations also may arise in which the Adviser, its affiliates or Adviser Clients have made investments which would have been suitable for investment by the Fund but, for various reasons, were not pursued by, or available to, the Fund.

Investment research and due diligence may be periodically discussed among portfolio managers and other senior personnel of the Adviser and its affiliates.  However, investment decisions for the Fund are made independently from those of Adviser Clients.  If, however, the Fund desires to invest in, or withdraw from, the same Investment Fund as an Adviser Client, the opportunity will be allocated fairly, reasonably and equitably in accordance with the Adviser's allocation policies and procedures.  Decisions in this regard are necessarily subjective and there is no requirement that the Fund participate, or participate to the same extent as the Adviser Clients, in all investments.  In some cases, this process may adversely affect the amount the Fund will be able to invest in an Investment Fund.  In other cases, the Fund may invest in a manner opposite to that of Adviser Clients – i.e., the Fund buying an investment when Adviser Clients are selling, and vice-versa.  However, the Adviser will seek to resolve such conflicts in a fair and equitable manner and believes that such risks are mitigated by its allocation policies and procedures.

While the Adviser will seek to ensure that neither the Fund nor any Adviser Client will be systematically disadvantaged by the aggregation, placement and allocation of orders and investments, situations may arise in which the investment activities of the Adviser, its affiliates and any of their respective officers, directors, partners, members or employees disadvantage the Fund. Such situations may be based on, among other things: (i) legal restrictions regarding the combined size of positions that may be taken in an Investment Fund by the Fund and Adviser Clients, thereby limiting the size of the Fund's position in such Investment Fund; (ii) the difficulty of withdrawing from an Investment Fund where the market cannot absorb the sale of the combined positions of the Fund and the Adviser Clients; and (iii) the determination that a particular investment is warranted only if hedged with an option or other instrument and there is a limited availability of such options or other instruments.

The officers or employees of the Adviser will be engaged in substantial activities other than on behalf of the Fund and may have conflicts of interest in allocating their time and activity among the Fund and Adviser Clients.  The Adviser and its officers and employees will devote so much of their time to the affairs of the Fund as in their judgment is necessary and appropriate.

UBS Financial Services or its affiliates may provide brokerage, placement, investment banking and other financial or advisory services from time to time to one or more accounts or entities managed by the Investment Managers or their affiliates, including the Investment Funds, and receive compensation for providing these services.  These relationships could preclude the Fund from engaging in certain transactions and could constrain the Fund's investment flexibility.  (All Investment Funds and other accounts managed by the Investment Managers or their affiliates are referred to collectively as the "Investment Manager Accounts.")  Investment Managers may receive research products and services in connection with the brokerage services that the Adviser and its affiliates may provide from time to time to one or more Investment Manager Accounts or to the Fund.

UBS AG or its affiliates may lend to issuers whose securities are owned by the Fund or by the Investment Funds, or to affiliates of those issuers, or may receive guarantees from the issuers of those securities.  In making and administering such loans, UBS AG or its affiliates may take actions, including restructuring a loan, foreclosing on the loan, requiring additional collateral from an issuer, charging significant fees and interest to the issuer, placing the issuer in bankruptcy, or demanding payment on a loan guarantee, that may be contrary to the interests of the Fund.  If that happens, the security issued by the borrower or the guarantor or the affiliate that is owned by the Fund or the Investment Funds may lose some or all of its value.

Tax Risk

The Fund expects to be treated as a partnership for Federal income tax purposes.  If it were determined that the Fund should be treated as an association or a publicly traded partnership taxable as a corporation, the taxable income of the Fund would be subject to corporate income tax and distributions of profits from the Fund would be treated as dividends.

Because the Investment Funds and the Fund may use leverage, a tax-exempt investor may incur income tax liability to the extent the transactions are treated as giving rise to UBTI.  A tax-exempt investor (including an IRA) may be required to make payments, including estimated payments, and file an income tax return for any taxable year in which it has UBTI.  To file the return, it may be necessary for the tax-exempt investor to obtain an Employer Identification Number.

Distributions to Investors and Payment of Tax Liability

The Fund does not anticipate making periodic distributions of its net income or gains, if any, to investors.  Investors will be required each year to pay applicable Federal and state income taxes on their respective shares of the Fund's taxable income, and will have to pay these taxes from sources other than Fund distributions.  The amount and times of distributions, if any, will be determined in the sole discretion of the Board.

USE OF PROCEEDS

The Fund will invest the proceeds from the sale of Interests, net of cash retained for operational needs to pay Fund expenses and amounts to be payable to withdrawing investors, in accordance with the Fund's investment objective and policies and principal strategies as soon as practicable, consistent with normal market conditions and the availability of suitable investments.  Pending the investment of the offering proceeds in Investment Funds pursuant to the Fund's investment objective and principal strategies, the Fund may invest a portion of the proceeds of the offering that is not invested in Investment Funds, which may be a substantial portion of the proceeds, in short-term, high quality debt securities, or money market funds.  The Fund may be prevented from achieving its objective during any time in which the Fund's assets are not substantially invested in accordance with its principal investment strategies.  The Fund paid offering expenses of approximately $86,000 from the proceeds of this offering.

INVESTMENT OBJECTIVE AND PRINCIPAL STRATEGIES

Investment Objective

The Fund's investment objective is to seek capital appreciation over the long term.  The Fund is commonly referred to as a "fund of funds" and is a multi-strategy fund that, consistent with its investment objective, seeks to achieve absolute returns with lower volatility and correlation to the broader markets by allocating its assets among a select group of Investment Funds whose Investment Managers have produced attractive returns over time.  The Fund will allocate its assets principally among Investment Managers who primarily employ event-driven strategies; relative value strategies; global macro strategies; equity strategies; and credit strategies.  There can be no assurances that the Fund's investment program will be successful.  The Fund's portfolio may be highly leveraged and the volatility of the price of its Interests may be significant.

Investment Managers generally conduct their investment programs through unregistered investment vehicles that have investors, other than the Fund, and in other registered investment companies.  The Fund currently intends to invest its assets primarily in Investment Funds.  The Fund has been designed to afford the Adviser flexibility to deploy assets in investment strategies it deems appropriate under prevailing economic and market conditions.  Accordingly, at any given time, the Fund may not invest in all of the enumerated investment strategies described in this prospectus, and the Fund's allocation to these strategies is not fixed and will not likely be equally-weighted.  The Adviser may add different investment strategies at its discretion.

Additional information about the types of investments that are expected to be made by the Investment Managers is provided below.  The Fund's investment objective is a fundamental policy and may not be changed without the approval of investors.  Except as otherwise indicated, the Fund's investment policies and restrictions are not fundamental and may be changed without a vote of the investors.  See "Investment Restrictions" in the Fund's SAI.

No assurance can be given that the Fund will achieve its investment objective.

Principal Strategies

Event-driven strategies involve investments in companies undergoing significant corporate transactions or structural transformations.  Event-driven strategies generally seek to profit from events such as a change in an issuer's corporate or capital structure, a debt repayment obligation or a management transition.  Examples include merger arbitrage (sometimes called "risk arbitrage"), distressed investing, special situation strategies, and private placement strategies.

Merger or "risk" arbitrage strategies attempt to exploit merger activity to capture the spread between current market values of securities and their values after successful completion of a merger, restructuring or similar corporate transaction.

Distressed securities strategies attempt to invest in companies suffering financial distress.  They seek capital appreciation and may not focus on the high-yield nature of the assets.  These strategies are related to credit strategies described below.

Special situation strategies attempt to invest in securities of issuers facing special situations, such as restructurings, spin-offs, liquidations or privatizations.

Private placement strategies attempt to make short-term private placements in companies, including through the use of "PIPE" (private placements in public equity) securities, usually pursuant to Regulation D under the 1933 Act.  Generally, Investment Managers seek to benefit from underpriced equity options often embedded in the financing transactions and through subsequent opportunities to register the securities for public sale.

Relative value strategies focus on identifying and exploiting spread relationships between pricing components of financial assets or commodities, either with respect to single assets or commodities or groups of assets or commodities whose prices are deemed to move in relation to each other.  These strategies seek to avoid assuming any outright market risk, although the risk of loss may be significant if an Investment Manager has incorrectly evaluated the nature or extent of the expected spread relationships or if unexpected, intervening events affect these relationships.  Several distinct relative value strategies are: equity market-neutral; statistical arbitrage; fixed-income (including mortgage- and asset-backed securities) arbitrage; option arbitrage; and convertible arbitrage.

Equity market-neutral strategies attempt to construct portfolios that will generate attractive returns through the development and implementation of sophisticated quantitative and qualitative trading models.  Most of these models dictate the purchase of stocks that are expected to perform relatively better than the broader market while, at the same time, selling short those stocks expected to perform relatively worse.  These strategies operate from the premise that they can forecast the relative performance of specific stocks better than that of the market as a whole, thereby decreasing systemic market risk in favor of stock specific risk.

Statistical arbitrage strategies attempt to use systematic models to build long and short portfolios of securities whose current prices are predicted to increase or decrease based on established statistical relationships.

Fixed-income arbitrage strategies attempt to take advantage of pricing differentials between related fixed-income securities.  To execute this strategy, an Investment Manager typically will invest in one fixed-income security while seeking to hedge the market risk with an offsetting investment in another related security.  Investment Managers may focus on complex securities, such as mortgage- and asset-backed securities, to attempt to benefit from anticipated changes in the relative difference in their yields and other characteristics.

Option arbitrage strategies attempt to benefit from the simultaneous buying and selling of call and/or put options either between securities exchanges or the same exchange, or by exploiting discrepancies between the implied value of an option embedded in a convertible bond and the actual value of the option.

Convertible arbitrage strategies involve investing in convertible bonds that appear incorrectly valued relative to their theoretical value.  The strategy consists simultaneously of the purchase (or short sale) of a convertible security coupled with the short sale (or purchase) of the underlying security for which the convertible can be exchanged to exploit price differentials.  The Investment Managers typically seek to hedge out the risk inherent in the stock; the remaining interest rate risk may or may not be hedged.

Global macro strategies generally use analysis of macroeconomic and financial conditions to develop views on country, regional or broader economic themes and then seek to capitalize on these views by allocating capital to relatively short-term trading opportunities in securities, commodities, interest rates, currencies and other instruments.  Investments using these strategies may be either long or short, and may employ significant leverage.  Examples include discretionary strategies, systematic strategies and commodity trading strategies.

Discretionary strategies seek to benefit by capturing market moves throughout a broad universe of investment opportunities, including financial markets, such as global equity, currency, and fixed-income markets, as well as non-financial markets, such as energy, agricultural and metals.  Investment Managers may utilize a combination of fundamental market research and information in conjunction with quantitative modeling to attempt to identify opportunities that they believe may exist within the markets.  While the markets they invest in may be diverse, these Investment Managers tend to hold more concentrated positions in a limited number of markets at any one time.  Positions may be long and short in different markets, and the Investment Managers tend to employ leverage.

Systematic strategies involve utilizing proprietary models that seek to identify opportunities may that exist within a diverse group of financial and non-financial markets and establish positions based on the models.  While subjective investment decisions are made, such decisions are the result of a heavier reliance upon models than is the case with discretionary strategies.  Investment Managers employing systematic strategies tend to hold positions in several markets at the same time, may be both long and short, and tend to use leverage when establishing positions.  Within this category are Investment Managers who engage in "momentum investing," generally concentrating on the global equity markets.  These Investment Managers may take positions in cash, equity securities, futures, options, and other derivative securities.  These Investment Managers tend to leverage when establishing positions and hold positions in several markets at the same time, and although they may be both long and short, for the most part, these Investment Managers tend to be long or in cash.

Commodity trading strategies may involve active, leveraged trading and investment on a global basis in a portfolio of swaps, commodities, futures contracts, equity and debt instruments, and derivatives relating to commodities and basic industries, or entities deriving a material component of their operations from activities in such commodities and basic industries, which may include energy products (such as crude oil, gasoline, heating oil, natural gas, coal and propane), chemicals, agriculture, food, precious metals, industrial materials and related support and manufacturing industries.  Some of these Investment Funds also may invest in currency futures as part, or all, of their commodity trading strategy.

Equity strategies seek to benefit from an Investment Manager's ability to select investments, frequently either long- or short-only, but also combining long positions with short sales in an effort to offset systematic market risks.  The short positions may be opportunistic or instituted solely for hedging purposes.  Individual stock options may be used in place of a short equity position, and equity index options may be used as a portfolio hedge.  Certain of these Investment Funds may invest all or a percentage of their assets outside the United States or may concentrate their investments in a particular region or sector, or in companies within a specific market capitalization range.  Investment Managers may emphasize or utilize exclusively a growth or value orientation, while others may employ a combination of growth and value orientations in selecting securities.  Market exposure can vary substantially, leading to a wide range of risk and return profiles.  No guarantee can be given that an Investment Manager will be able to effectively minimize systematic or other risks.  Several distinct equity strategies are: long/short strategies; long-biased investing; short-selling; sector strategies; global strategies and emerging market strategies.

Long/short investment strategies combine long investments with short sales and the pursuit of opportunities in rising or declining markets while seeking to reduce market exposure and risk.

Long-biased investing generally involves buying a security expecting its price to increase.  Investment Managers may utilize a variety of techniques to identify securities they believe are trading at prices below their fundamental value.

Short sales generally involve selling a security that the Investment Fund does not own (and has to borrow), expecting to profit from a decline in its price at a later date.  Investment Managers may utilize a variety of techniques to identify securities they believe are trading at prices in excess of their fundamental value.

Sector strategies typically focus on investments within specific industry sectors, some of which can be highly volatile, such as technology, biotechnology, financials or healthcare.  These Investment Funds may invest long or short only, long and short, long-biased, or vary net long and net short positioning based on current perceived opportunities.  However, these funds are typically long-biased, capitalizing on the growth or expansion of the particular sector.  Options on sector indices may be used to attempt to mitigate the effect of a sector appreciation or depreciation.

Global strategies typically focus on specific countries and/or regions, such as the United States, United Kingdom, Japan, Europe and Asia, while emerging market strategies typically focus on investments in emerging markets in such countries.

Credit strategies typically focus on credit-sensitive securities, long and/or short, based upon credit analysis of issuers and securities and credit market views.  Investment Managers also may participate in the bank debt market through the origination of loans to credit-sensitive (generally below investment grade or "junk bond") issuers and attempt to take advantage of what are considered to be relatively inexpensive securities.  These loans are generally secured.  In addition, Investment Managers may take long or short positions in junk bonds and may purchase one or more types of securities within a company's capital structure, while selling short other types of securities within the company's capital structure, which frequently is called capital structure arbitrage.  Obligations the Investment Managers may purchase also include loan participations, leases, executory contracts, tort claims, trade claims, and accounts and notes receivable held by trade and other creditors.

Selection of Investment Managers

The Adviser's research staff assists in the selection of Investment Managers using, among other things, its database of asset managers to narrow the universe of potential candidates.  The Adviser will select Investment Managers on the basis of various criteria, generally including, among other things, an analysis of:  the Investment Manager's performance during various time periods and market cycles; the Investment Manager's reputation, experience and training; its articulation of, and adherence to, its investment philosophy; prudent use of leverage; the presence of risk management discipline; interviews of the management team; and whether the Investment Manager has a substantial personal investment in the investment program.  Not all these factors will be considered with respect to each Investment Manager and other criteria may be considered.  In addition, some Investment Managers may be newly organized and therefore may have no, or only limited, operating histories.  However, the Adviser will endeavor to select Investment Managers whose principals have substantial capital markets experience.

As part of its diligence process, the Adviser conducts a comprehensive review of the Investment Manager, its investment process and organization, and may conduct interviews with references and industry sources to complete its determination.  Once an asset manager is selected as an Investment Manager, the Adviser will continue to review the investment performance and process of the Investment Manager.

Investment Managers generally conduct their investment programs through the Investment Funds.  The Fund currently intends to invest its assets primarily in Investment Funds.  The Fund also may invest its assets directly pursuant to investment management agreements, granting the Investment Managers discretionary investment authority on a managed account basis.  In addition, to facilitate the efficient investment of the Fund's assets, a separate investment vehicle may be created for an Investment Manager in which the Investment Manager serves as general partner or managing member and the Fund is the sole limited partner or the only other member.  Investment Managers for which such an investment vehicle is formed and Investment Managers who manage assets directly on a managed account basis are collectively referred to as "Subadvisers" and all of these arrangements would be considered as Investment Funds.  All investments made directly with Investment Managers, pursuant to investment management agreements or in separate investment vehicles, will be subject to all the provisions of the Investment Company Act.

The Fund will limit to less than 25% of its assets its investment in any one Investment Fund.  The Fund either will hold non-voting securities of an Investment Fund or will limit its investment in any Investment Fund that is not advised by a Subadviser to less than 5% of the Investment Fund's voting securities.  The Fund may invest substantially all of its assets in non-voting securities of Investment Funds.  The Fund would purchase non-voting securities to avoid being an affiliate of an Investment Fund within the meaning of the Investment Company Act.  Nonetheless, the Fund may be considered, under certain circumstances, to be an affiliate of the Investment Fund.  As such, the Fund might be subject to limitations imposed by the Investment Company Act on purchasing more interests in, or redeeming its interests from, the Investment Fund.

The Fund may purchase, as Investment Funds, shares of registered investment companies, including open-end investment companies (so-called "mutual funds"), closed-end investment companies and unit investment trusts (including so-called "exchange-traded funds").  The Fund's ability to invest in registered investment companies is limited by the Investment Company Act.

The Adviser will evaluate regularly each Investment Fund and its Investment Manager to determine whether its investment program is consistent with the Fund's investment objective and whether the investment performance is satisfactory.  The Adviser may reallocate the Fund's assets among the Investment Funds, redeem its investment in Investment Funds and select additional Investment Funds, subject to the condition that selection of an Investment Fund advised by a new Subadviser requires approval of a majority (as defined in the Investment Company Act) of the Fund's outstanding voting securities, unless the Fund receives an exemption from certain provisions of the Investment Company Act.

To attempt to hedge against exposure to various markets, investments or investment styles at a time when the Adviser does not desire to divest the Fund of any Investment Funds, or as a means to reduce the Fund's position in any Investment Fund at a time when a sale of the Fund's interest in the Investment Fund is limited because of issuer-imposed restrictions on withdrawal (e.g., gates, lock-ups, etc.), or because the Adviser believes that a decrease in the Fund's position in an Investment Fund sooner than the next regularly scheduled withdrawal date is appropriate, the Fund may use derivatives.  The Adviser believes that it will utilize principally put options and futures contracts for these purposes.  A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security or securities at a stated exercise price at any time prior to the expiration of the option.  In a futures contract, the Fund is obligated to buy or sell a particular security, instrument or other asset at a specified future date at a price determined at the inception of the contract.  The Fund may enter into futures contracts in U.S. domestic markets or on exchanges located outside the United States.  The Fund may also purchase and sell stock index futures contracts.  A stock index future obligates the Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract multiplied by the difference between the settlement price of the contract on the contract's last trading day and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in such securities on the next business day.

The Adviser may also seek exposure to, or hedge against exposure to, various markets through direct investment (including short sales) by investing directly in equities, fixed income securities and other pooled investment vehicles, such as exchange-traded funds.  The Fund also may borrow (i.e., use leverage) for investment purposes.

Additional information about the types of investments that are expected to be made by the Investment Managers and the Fund is provided below and in the Fund's SAI.  The Fund's investment objective is a fundamental policy and may not be changed without the approval of shareholders.  Except as otherwise indicated, the Fund's investment policies and restrictions are not fundamental and may be changed without a vote of the shareholders.  See "Additional Investment Policies—Fundamental Policies" in the Fund's SAI.

The Fund's investment program is speculative and entails substantial risks.  There can be no assurance that the Fund's or the Investment Funds' investment objectives will be achieved or that their investment programs will be successful.  In particular, an Investment Manager's use of leverage, short sales and derivative transactions, its sector or geographic focus, its limited diversification and the limited liquidity of some of its portfolio securities, in certain circumstances, can result in or contribute to significant losses to the Fund.  Investors should consider the Fund as a supplement to an overall investment program and should invest only if they are willing to undertake the risks involved.  Investors could lose some or all of their investment.

MANAGEMENT OF THE FUND

General

The Fund's Board provides broad oversight over the affairs of the Fund.

The Adviser is a direct, wholly-owned subsidiary of UBS AG, a Swiss bank.  The offices of the Adviser are located at 677 Washington Boulevard, Stamford, Connecticut 06901.  The Adviser is registered as an investment adviser under the Advisers Act.  The Adviser provides investment advisory services to registered funds, private investment funds, including funds-of-funds, individual managed accounts and other accounts.  The Adviser had total assets under management of $[___] billion as of [______], 2013.

Adviser and Administrator

The Adviser provides investment advisory services to the Fund pursuant to the Investment Advisory Agreement.  Under the Investment Advisory Agreement, the Fund pays the Adviser a monthly fee at the annual rate of 1.30% of the Fund's net assets for the month.  A discussion of the basis for the Board's approving the Investment Advisory Agreement is available in the Fund's annual report to investors for the year ended December 31, 2012.

The Administrator provides administrative services to the Fund, including: providing office space, handling of investor inquiries regarding the Fund, providing investors with information concerning their investment in the Fund, coordinating and organizing meetings of the Fund's Board and providing other support services.  The Fund pays a monthly fee to the Administrator for administrative services at an annual rate of 0.30% of the Fund's net assets for the month.

Net assets means the total value of all assets of the Fund, less an amount equal to all accrued debts, liabilities and obligations of the Fund, calculated before giving effect to any repurchases of Interests.  The Fund Asset-Based Fees are computed as of the start of business on the first business day of the period to which each Fund Asset-Based Fee relates, after adjustment for any capital contributions effective on such date, and will be payable in arrears.

The overall amounts payable by the Fund and its investors will be higher than those paid by most other registered investment companies.

Principal Portfolio Managers

The Fund is managed by a portfolio management team, each member of which (each, a "Portfolio Manager" and together, the "Portfolio Managers") is responsible for the day-to-day management of the Fund's portfolio.  Norman E. Sienko, Jr., the lead member of the portfolio management team, is primarily responsible for the selection of the Fund's investments, and is jointly responsible for the allocation of the Fund's assets among Investment Funds.  Russell Sinder, Joseph M. Sciortino and Matthew Woodbury, the other members of the portfolio management team, are jointly and primarily responsible for the allocation of the Fund's investments.

Mr. Sienko has served as a Portfolio Manager of the Fund since October 2004 and as head of UBS Alternative Investments US ("AI - US") portfolio management group from 1998 to 2010, prior to his group joining the Adviser's Alternative Investment Solutions group ("AIS").  He is also currently an Executive Director and a Senior Portfolio Manager of AIS.  Mr. Sinder has been associated with the Fund since October 2004 and joined the portfolio management team in 2005.  He was associated with AI - US from 1998 to 2010 and is an Executive Director of AIS.  Mr. Sciortino joined the portfolio management team in December 2006.  Mr. Sciortino was associated with AI - US from December 2006 to October 2010 and is a Director of AIS.  Previously, he served as Senior Analyst at Lake Partners, Inc. from April 2001 through August 2006.  Mr. Woodbury has been a Portfolio Manager of the Fund since 2008.  Mr. Woodbury was associated with AI - US from 2008 to 2010 and is a Director of AIS.  Previously, he served as an Analyst at Allianz Hedge Fund Partners, LP (2002-2008) and an Accountant at Arthur Anderson LLP (1999-2002).

The SAI provides additional information about the Portfolio Managers' compensation, other accounts managed by the Portfolio Managers and the Portfolio Managers' ownership of investments in the Fund.

Other Expenses of the Fund

The Fund bears all expenses incurred in the business of the Fund, other than those specifically required to be borne by the Adviser and other service providers pursuant to their agreements with the Fund.  Expenses to be borne by the Fund include:

•
all costs and expenses directly related to portfolio transactions and positions for the Fund's account, including, but not limited to, brokerage commissions, research fees, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold short but not yet purchased, custodial fees, shareholder servicing fees, margin fees, transfer taxes and premiums and taxes withheld on foreign dividends, and expenses from investments in Investment Funds;

•	all costs and expenses associated with the organization, operation and registration of the Fund, offering costs and the costs of compliance with any applicable Federal or state laws;

•
the costs and expenses of holding any meetings of the Board or investors that are regularly scheduled, permitted or required to be held under the terms of the LLC Agreement, the Investment Company Act or other applicable law;

•	fees and disbursements of any attorneys, accountants, auditors and other consultants and professionals engaged on behalf of the Fund;

•	the costs of a fidelity bond and any liability or other insurance obtained on behalf of the Fund, the Adviser or the Directors;

•
all costs and expenses associated with the organization of Investment Funds managed by Subadvisers, if any, and with the selection of Investment Managers and Investment Funds, including due diligence and travel-related expenses;

•	all costs and expenses of preparing, setting in type, printing and distributing reports and other communications to investors;

•
all expenses of computing the Fund's NAV, including any equipment or services obtained for the purpose of valuing the Fund's investment portfolio, including appraisal and valuation services provided by third parties;

•	all charges for equipment or services used for communications between the Fund and any custodian, or other agent engaged by the Fund;

•	the fees of custodians and other persons providing administrative services to the Fund; and

•	such other types of expenses as may be approved from time to time by the Board.

The Fund will reimburse the Adviser and the Administrator for any of the above expenses that they pay on behalf of the Fund.

Additional Administrative and Custodial Services

BNY, as Fund administrator, performs certain administration, accounting and investor services for the Fund and other funds sponsored or advised by UBS AG or its affiliates, including the Adviser.  In consideration for these services, the Fund and such other funds pay BNY an annual fee based on:  (i) the average net assets of the Fund, subject to a minimum monthly fee, and (ii) the aggregate net assets of such other funds, subject to a minimum monthly fee, not to exceed on an annual basis 0.15%, and will reimburse BNY for out-of-pocket expenses.

The Bank of New York Mellon acts as custodian for the Fund's assets.

INVESTOR QUALIFICATIONS

Interests in the Fund are offered only to investors who are "qualified clients" as such term is defined in Rule 205-3 under the Advisers Act, as that rule may be amended from time to time.  Currently, qualified clients include natural persons and companies (other than investment companies) that have a net worth (together, in the case of a natural person, with assets held jointly with a spouse) of more than $2 million, or who meet the standard for a "qualified purchaser" in the Investment Company Act and the rules thereunder.  Qualified clients also include certain knowledgeable employees who participate in the Adviser's investment activities.  All of these persons are referred to in this prospectus as "Qualified Investors."  You must complete and sign an investor certification before you may invest.  If your investor certification is not received and accepted by UBS Financial Services by the applicable Closing Date, your order will not be accepted.  Other similar arrangements may be permitted by UBS Financial Services instead of the investor certification.  The form of investor certification is included as Appendix B to this prospectus.  The Fund will not be obligated to sell to brokers or dealers any Interests that have not been placed with Qualified Investors.

REDEMPTIONS, REPURCHASES OF INTERESTS AND TRANSFERS

No Right of Redemption or Transfer

No investor or other person holding an Interest or a portion of an Interest will have the right to require the Fund to redeem the Interest or portion thereof.  No public market exists for Interests, and none is expected to develop.  With very limited exceptions, Interests are not transferable and liquidity will be provided only through limited repurchase offers, which will be made in the Board's sole discretion.  Consequently, investors will not be able to liquidate their investment other than as a result of repurchases of Interests by the Fund, as described below.

Repurchases of Interests

The Fund from time to time may offer to repurchase Interests pursuant to written tenders by investors.  While an investor may request that the Fund tender for its interest in the Fund at any time, repurchases will be made only at such times and on such terms as may be determined by the Board, in its complete and exclusive discretion.  In determining whether the Fund should repurchase Interests or portions thereof from investors pursuant to written tenders, the Fund's Board will consider the recommendation of the Adviser.  The Adviser expects that it will recommend to the Fund's Board that the Fund offer to repurchase Interests from its investors at least twice each year, during tender periods of not less than 20 business days.  The Directors also will consider the following factors, among others, in making such determination:

•	whether any investors have requested to tender Interests or portions thereof to the Fund;

•	the liquidity of the Fund's assets;

•	the investment plans and working capital requirements of the Fund;

•	the relative economies of scale with respect to the size of the Fund;

•	the history of the Fund in repurchasing Interests or portions thereof;

•	the condition of the securities markets; and

•	the anticipated tax consequences of any proposed repurchases of Interests or portions thereof.

The Board will determine that the Fund repurchase Interests or portions thereof from investors pursuant to written tenders only on terms they determine to be fair to the Fund and to all investors or persons holding Interests acquired from investors, as applicable.  When the Board determines that the Fund will repurchase Interests in the Fund or portions thereof, notice will be provided to each investor describing the terms thereof, and containing information investors should consider in deciding whether and how to participate in such repurchase opportunity.  Investors who are deciding whether to tender their Interests or portions thereof during the period that a repurchase offer is open may ascertain an estimated NAV of their Interests in the Fund from their respective financial advisers.

The LLC Agreement provides that the Fund will be dissolved if the Interest of any investor that has submitted a written request to tender its entire Interest for repurchase by the Fund has not been repurchased within a period of two years of such request. See "Summary of LLC Agreement—Term, Dissolution and Liquidation" in the SAI.

Determination of Repurchase Price

The repurchase price payable in respect of repurchased Interests will be equal to the value of the investor's capital account or applicable portion thereof based on the estimated NAV of the Fund's assets as of the June 30 or December 31 next following the commencement of the tender offer (such date, or any later valuation date if a tender offer is extended, being referred to as the "calculation date"), after giving effect to all allocations to be made to the investor's capital account as of such date.  The Fund's NAV may change materially from the date a tender offer is mailed, to the calculation date, and to the effective date of repurchase, and it also may change materially shortly after a tender is completed.  The method by which the Fund calculates its NAV is discussed under the caption "Calculation of Net Asset Value" and additional risks are discussed under "Risk Factors—Investors Will Have Only Limited Liquidity."

Payment

Repurchases of Interests or portions thereof from investors by the Fund will be made in the form of promissory notes, and will be effective after receipt and acceptance by the Fund of all eligible written tenders of Interests or portions thereof from investors.  The delivery of promissory notes in payment of the purchase price for Interests tendered and accepted for purchase will generally be made promptly (within five business days) after the last day of the tender period.

For an investor tendering its entire Interest, payment will generally consist of: first, a non-interest bearing promissory note (a "definitive note") with an aggregate value equal to 90% of the unaudited NAV of the investor's Interest determined as of the calculation date; and second, an interest-bearing promissory note (a "contingent note") entitling the holder thereof to a contingent payment equal to approximately 10% of the value of the investor's Interest.  Payment of the definitive note will be made as promptly as practicable after the calculation date and is expected, in any event, to be made in full within 60 days after the calculation date.  The contingent note will be payable generally no later than 10 days after the end of each fiscal year audit.

For an investor tendering a portion of its Interest, payment will generally consist of a definitive note with an aggregate value equal to 100% of the unaudited NAV of the tendered portion of the investor's Interest determined as of the calculation date.  Payment of the definitive note will be made as promptly as practicable after the calculation date and is expected, in any event, to be made in full within 60 days after the calculation date.

The Fund retains the option to pay all or a portion of the purchase price for tendered Interests by distributing securities, including direct or indirect interests in underlying Investment Funds as well as other illiquid securities, to investors on a pro rata basis.  The receipt by an Investor of an in-kind distribution of a security carries the risk that the Investor may not be able to dispose of the security for an indeterminate period of time and only with the consent of a third party, as well as the risk that the distributed security may be very difficult to value.  The Fund also retains the option to hold back up to 10% of the value of any partial tender made by an investor and to pay the balance with a separate promissory note providing for a contingent payment after completion of the Fund's next annual audit.  The Fund may exercise either option in the extraordinary event that the Board of Directors determines that it is necessary to avoid or mitigate any adverse effect of the repurchase offer on the remaining investors.

Any promissory notes provided to investors in payment for tendered Interests will not be transferable.  The Fund will not impose any charges on a repurchase of Interests or portion of Interests in the Fund, although it may allocate to tendering investors withdrawal or similar charges imposed by Investment Funds that are not advised by a Subadviser if the Adviser determined to withdraw from the Investment Fund as a result of a tender and such a charge was imposed on the Fund.

An investor who tenders its entire Interest to the Fund for repurchase generally will have a taxable event.  Gain, if any, will be recognized by a tendering investor only as and after the total proceeds received by such investor exceed the investor's adjusted tax basis in its Interest.  A loss, if any, may be recognized only after the tendering investor has received full payment under the promissory notes (and may not be recognized upon the tender or payment of the notes if any assets other than cash and the notes are received by the investor upon the tender of its Interests).

Consequences of Repurchase Offers

The Fund believes that repurchase offers generally will be beneficial to the Fund's investors, and typically will be funded from available cash or sales of portfolio securities.  However, payment for repurchased Interests may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund's portfolio turnover.  The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of Interests.  If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect investors who do not tender their Interests in a repurchase offer by increasing the Fund's expenses and reducing any net investment income.  To the extent the Fund obtains repurchase proceeds by selling Fund investments, the Fund will thereafter hold a larger proportion of its total assets in less liquid securities.  Accordingly, non-tendering investors will own a proportionally greater amount of illiquid investments which may adversely affect their ability to tender their interests for repurchase in subsequent tender offers, as well as the Fund's ability to conduct future tender offers at all.  Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund's NAV.  In addition, the repurchase of Interests by the Fund may be a taxable event to investors.

Repurchase of the Fund's Interests will tend to reduce the amount of outstanding Interests and, depending upon the Fund's investment performance, its net assets.  A reduction in the Fund's net assets will tend to increase the Fund's expense ratio.

CALCULATION OF NET ASSET VALUE

Net Asset Valuation

The NAV of the Fund will be determined by or at the direction of the Adviser as of the close of business at the end of any fiscal period in accordance with the valuation principles set forth below or as may be determined from time to time pursuant to policies established by the Directors.

The Board has approved procedures pursuant to which the Fund will value its investments in Investment Funds at fair value.  In accordance with these procedures, fair value as of each fiscal period ordinarily will be the value determined as of such period for each Investment Fund in accordance with the Investment Fund's valuation policies and reported at the time of the Fund's valuation.  As a general matter, the fair value of the Fund's interest in an Investment Fund will represent the amount that the Fund could reasonably expect to receive from an Investment Fund if the Fund's interest were redeemed at the time of valuation, based on information reasonably available at the time the valuation is made and that the Fund believes to be reliable.  In the unlikely event that an Investment Fund does not report a value to the Fund on a timely basis at the end of a fiscal period, the Fund would determine the fair value of such Investment Fund based on the most recent value reported by the Investment Fund, as well any other relevant information available at the time the Fund values its portfolio.

Before investing in any Investment Fund, the Adviser will conduct a due diligence review of the valuation methodology utilized by the Investment Fund, which as a general matter will utilize market values when available, and otherwise utilize principles of fair value that the Adviser reasonably believes to be consistent with (but not necessarily the same as) those used by the Fund for valuing its own investments.  After investing in an Investment Fund, the Adviser will monitor the valuation methodology used by the Investment Fund.  Although the procedures approved by the Board provide that the Adviser will review the valuations provided by the Investment Managers, neither the Adviser nor the Board will be able to confirm independently the accuracy of valuations provided by such Investment Managers (which are unaudited, except for year-end valuations).

The Fund's valuation procedures require the Adviser to consider all relevant information available at the time the Fund values its portfolio.  The Adviser and/or the Board will consider such information and the reliability of pricing information provided by the Investment Managers, and may conclude in certain circumstances that the information provided by the Investment Manager does not represent the fair value of the Fund's interests in the Investment Fund.  In those circumstances, the Fund might value its interests in the Investment Fund at a discount or a premium to the value it receives from the Investment Fund.  Although redemptions of interests in Investment Funds are subject to advance notice requirements, Investment Funds typically will make available NAV information to holders which will represent the price at which, even in the absence of redemption activity, the Investment Fund would have effected a redemption if any such requests had been timely made or if, in accordance with the terms of the Investment Fund's governing documents, it would be necessary to effect a mandatory redemption.  Following procedures adopted by the Board, in the absence of specific transaction activity in interests in a particular Investment Fund, the Fund would consider whether it was appropriate, in light of all relevant circumstances, to value such a position at its NAV as reported at the time of valuation, or whether to adjust such value to reflect a premium or discount to NAV.  Any such decision would be made in good faith, and subject to the review and supervision of the Board.

The valuations reported by the Investment Managers, upon which the Fund calculates its NAV, may be subject to later adjustment, based on information reasonably available at that time.  For example, fiscal year-end NAV calculations of the Investment Funds are audited by those Investment Funds' independent auditors and may be revised as a result of such audits.  Other adjustments may occur from time to time.

To the extent Subadvisers are engaged to manage the Fund's assets, the Fund will value portfolio securities of the Investments Funds managed by the Subadvisers as described below:

Exchange traded securities will be valued at their last closing price as reported on the primary exchanges where such securities are traded or, in the absence of a primary exchange, at their last sales price on the most relevant market.  If a closing price is not available on a particular day, the securities will be valued based upon their last sales price as reported by such exchanges.  Other securities for which market quotations are readily available will be valued at their bid prices, or ask prices in the case of securities held short, as obtained from one or more dealers making markets for such securities.  If market quotations are not readily available, securities and other assets will be valued at fair value as determined in good faith by, or under the supervision of, the Board.

Debt securities will be valued in accordance with the procedures described above, which with respect to such securities may include the use of valuations furnished by a pricing service which employs a matrix to determine valuations for normal institutional size trading units.  The Directors will monitor periodically the reasonableness of valuations provided by any such pricing service.

All assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars using foreign exchange rates provided by a pricing service compiled as of 4:00 p.m. London time.  Trading in foreign securities generally is completed, and the values of such securities are determined, before the close of securities markets in the United States.  Foreign exchange rates also are determined before such close.  On occasion, the values of securities and exchange rates may be affected by significant events occurring between the time as of which determination of such values or exchange rates are made and the time as of which the NAV of the Fund is determined.  When such significant events materially affect the values of securities held by the Fund or its liabilities, these securities and liabilities may be valued at fair value as determined in good faith by, or under the supervision of, the Board.

Prospective investors should be aware that situations involving uncertainties as to the valuation of portfolio positions could have an adverse effect on the Fund's net assets, which, in turn, would affect amounts paid on repurchases of Interests and the amount of fees paid, if the Board's judgments regarding appropriate valuations should be proven incorrect.

CAPITAL ACCOUNTS

General

The Fund will maintain a separate capital account for each investor, which will have an opening balance equal to such investor's initial contribution to the capital of the Fund.  Each investor's capital account will be increased by the sum of the amount of cash and the value of any securities constituting additional contributions by such investor to the capital of the Fund, plus any amounts credited to such investor's capital account as described below.  Similarly, each investor's capital account will be reduced by the sum of the amount of any repurchase by the Fund of the Interest or portion of the Interest of such investor, plus the amount of distributions, if any, to such investor which are not reinvested, plus any amounts debited against such investor's capital account (as described below).  To the extent that any debit would reduce the balance of the capital account of any investor below zero, that portion of any such debit will instead be allocated to the capital account of the Adviser; any subsequent credits that would otherwise be allocable to the capital account of any such investor will instead be allocated to the capital account of the Adviser in such amounts as are necessary to offset all previous debits attributable to such investor.

Capital accounts of investors are adjusted as of the close of business on the last day of each fiscal period.  Fiscal periods begin on the day after the last day of the preceding fiscal period and end at the close of business on the first to occur of (i) the last day of the fiscal year of the Fund, (ii) the day preceding the date as of which a contribution to the capital of the Fund is made, (iii) the day as of which the Fund repurchases any Interest or portion of an Interest of any investor, (iv) the day as of which the Fund admits a substituted investor to whom an Interest or portion of an Interest of an investor has been transferred (unless there is no change in beneficial ownership) or (v) the day as of which any amount is credited to or debited from the capital account of any investor other than an amount to be credited to or debited from the capital accounts of all investors in accordance with their respective Fund percentages.  A Fund percentage will be determined for each investor as of the start of each fiscal period by dividing the balance of such investor's capital account as of the commencement of such period by the sum of the balances of all capital accounts of all investors as of such date.

Allocation of Net Profits and Net Losses

Net profits or net losses of the Fund for each fiscal period will be allocated among and credited to or debited against the capital accounts of all investors as of the last day of each fiscal period in accordance with investors' respective Fund percentages for such fiscal period.  Net profits or net losses will be measured as the net change in the value of the net assets of the Fund, including any net change in unrealized appreciation or depreciation of investments and realized income and gains or losses and expenses during a fiscal period, before giving effect to any repurchases by the Fund of Interests or portions of Interests, and adjusted to exclude the amount of any insurance proceeds to be allocated among the capital accounts of the investors and any items to be allocated among the capital accounts of the investors other than in accordance with the investors' respective Fund percentages, such as withholding taxes or other tax obligations.

Allocations for Federal income tax purposes generally will be made among the investors so as to reflect equitably amounts credited or debited to each investor's capital account for the current and prior fiscal years.  The Board has the discretion to allocate specially ordinary income and/or capital gains (including short-term capital gains) for Federal income tax purposes, or deductions, ordinary losses and/or capital losses (including long-term capital losses) for Federal income tax purposes to a withdrawing investor up to an amount by which the total of such investor's capital account as of the effective date of withdrawal exceeds or is less than its "adjusted tax basis," for Federal income tax purposes, in its Interest as of such time.

Allocation of Special Items—Certain Withholding Taxes and Other Expenditures

The Fund will bear certain ongoing offering costs associated with any periodic offers of Fund Interests which will be charged to the capital accounts of investors in the period incurred.  Offering costs cannot be deducted by the Fund or the investors for tax purposes.

Withholding taxes or other tax obligations incurred by the Fund which are attributable to any investor will be debited against the capital account of such investor as of the close of the fiscal period during which the Fund paid such obligation, and any amounts then or thereafter distributable to such investor will be reduced by the amount of such taxes.  If the amount of such taxes is greater than any such distributable amounts, the investor and any successor to the investor's Interest is required to pay to the Fund, upon demand of the Fund, the amount of such excess.

The Investment Funds will bear all expenses incurred in the business of the Investment Funds.  The Investment Managers generally will charge an asset-based fee to and receive incentive allocations from the Investment Funds, which effectively will reduce total distributions from the Investment Funds to the Fund.

Reserves

Appropriate reserves may be created, accrued and charged against net assets for contingent liabilities as of the date any such contingent liabilities become known to the Adviser or the Board.  Reserves will be in such amounts, subject to increase or reduction, which the Board or the Adviser may deem necessary or appropriate.  The amount of any reserve, or any increase or decrease therein, will be proportionately charged or credited, as appropriate, to the capital accounts of those investors who are investors at the time when such reserve is created, increased or decreased, as the case may be; provided, however, that if any such reserve, or any increase or decrease therein, exceeds the lesser of $500,000 or 1% of the aggregate value of the capital accounts of all such investors, the amount of such reserve, increase, or decrease shall instead be charged or credited to those investors who, as determined by the Board, were investors at the time of the act or omission giving rise to the contingent liability for which the reserve was established, increased or decreased in proportion to their capital accounts at that time.

Voting

Each investor will have the right to cast a number of votes based on the value of such investor's capital account relative to the value of all capital accounts of investors at any meeting of investors called by the Board or investors holding at least a majority of the total number of votes eligible to be cast by all investors.  Except for the exercise of their voting privileges, investors will not be entitled to participate in the management or control of the Fund's business, and may not act for or bind the Fund.

TAXES

The Fund has not sought a ruling from the Internal Revenue Service (the "Service") or any other Federal, state or local agency with respect to any of the tax issues affecting the Fund, nor has it obtained an opinion of counsel with respect to any tax issues other than the characterization of the Fund as a partnership for Federal income tax purposes.

The discussion below is based upon the Code, judicial decisions, Treasury Regulations (the "Regulations") and rulings in existence on the date hereof, all of which are subject to change (possibly with retroactive effect).

To ensure compliance with requirements imposed by the Service in Circular 230, you are hereby informed that (i) any tax advice contained in this prospectus or the SAI (including any opinion of counsel referred to in this prospectus or the SAI) is not intended or written to be used, and cannot be used, by any taxpayer for the purpose of avoiding penalties under the Code, (ii) any such advice is written to support the promotion or marketing of the transactions or matters addressed herein and in the SAI (and in any such opinion of counsel), and (iii) each investor and potential investor should seek advice based on its particular circumstances from an independent tax adviser.

The Fund has received an opinion of Stroock & Stroock & Lavan LLP, counsel to the Fund, that under the provisions of the Code and the Regulations, as in effect on the date of the opinion, the Fund will be treated as a partnership for Federal income tax purposes and not as an association taxable as a corporation.

Under Section 7704 of the Code, "publicly traded partnerships" are generally treated as corporations for Federal income tax purposes.  A publicly traded partnership is any partnership the interests in which are traded on an established securities market or which are readily tradable on a secondary market, or the substantial equivalent thereof.  Interests in the Fund are not traded on an established securities market.  Regulations concerning the classification of partnerships as publicly traded partnerships provide certain safe harbors under which interests in a partnership will not be considered readily tradable on a secondary market, or the substantial equivalent thereof.  The Fund is not eligible for any of those safe harbors.

The Regulations specifically provide that the fact that a partnership does not qualify for the safe harbors is disregarded for purposes of determining whether interests in a partnership are readily tradable on a secondary market, or the substantial equivalent thereof.  Rather, in this event, the partnership's status is examined under a general facts and circumstances test set forth in the Regulations.  Counsel to the Fund has rendered its opinion that, under this "facts and circumstances" test, and based upon the anticipated operations of the Fund as well as the legislative history to Section 7704 and the text of the Regulations, Interests in the Fund are not readily tradable on a secondary market, or the substantial equivalent thereof, and, therefore, the Fund is not treated as a publicly traded partnership taxable as a corporation.

Neither of the opinions of counsel described above, however, is binding on the Service or the courts.  If it were determined that the Fund should be treated as an association or a publicly traded partnership taxable as a corporation for Federal income tax purposes, as a result of a successful challenge to such opinions by the Service, changes in the Code, the Regulations or judicial interpretations thereof, a material adverse change in facts, or otherwise, the taxable income of the Fund would be subject to corporate income tax when recognized by the Fund; distributions of such income, other than in certain repurchases of Fund Interests, would be treated as dividend income when received by the investors to the extent of the Fund's current or accumulated earnings and profits; and investors would not be entitled to report profits or losses realized by the Fund.

As an entity classified as a partnership, the Fund is not itself subject to Federal income tax.  For income tax purposes, each investor will be treated as a partner of the Fund and, as such, will be taxed upon its distributive share of each item of the Fund's income, gain, loss and deductions for each taxable year of the Fund ending with or within the investor's taxable year.  Each item will have the same character to an investor, and generally will have the same source (either United States or foreign), as though the investor realized the item directly.  Investors must report these items regardless of the extent to which, or whether, the Fund or investors receive cash distributions for such taxable year, and thus may incur income tax liabilities unrelated to any distributions to or from the Fund.  For a more detailed discussion of certain aspects of the income taxation of the Fund and its investments under Federal and state law, see "Tax Aspects" in the SAI.

PLAN OF DISTRIBUTION

General

UBS Financial Services acts as the distributor of the Fund's Interests on a best efforts basis, subject to various conditions.  The Fund also may distribute Interests through brokers or dealers with which it has entered into distribution agreements.  The Fund is not obligated to sell to a broker or dealer any Interests that have not been placed with Qualified Investors.  The Adviser and UBS Financial Services compensate UBS Financial Services' or its affiliates' financial advisers, as well as third-party securities dealers and other industry professionals, in connection with the sale and distribution of Interests and for their ongoing servicing of clients with whom they have distributed interests in the Fund.  Servicing includes: handling investor inquiries regarding the Fund (e.g., responding to questions concerning investments in the Fund, capital account balances, and reports and tax information provided by the Fund); assisting in the enhancement of relations and communications between investors and the Fund; assisting in the establishment and maintenance of investor accounts with the Fund; assisting in the maintenance of Fund records containing investor information; and providing such other information and investor liaison services as the Adviser or UBS Financial Services may reasonably require.  Compensation to such financial advisers and other professionals is based upon a formula that takes into account the amount of client assets being serviced.

Neither UBS Financial Services nor any other broker or dealer is obligated to buy from the Fund any of the Interests.

Once a prospective investor's order is received, a confirmation will be sent to the investor.  The investor's brokerage account will be debited approximately four business days prior to closing for the purchase amount, which will be deposited, in the discretion of the Adviser, into a non-interest-bearing escrow account set up at The Bank of New York Mellon or directly into the Fund's custody account.

Generally, UBS Financial Services and certain of its affiliates are compensated for providing services to affiliated or proprietary alternative investment vehicles.  This compensation can include distribution or referral fees, investment advisory and/or management and certain other fees, including performance fees.  As a result of the various payments to UBS Financial Services and its affiliated companies, the amount of compensation that UBS Financial Services entities receive with respect to the sale of affiliated or proprietary vehicles is greater than the amount payable to the organization as a whole from the sale of unaffiliated investments.  For funds managed by third party advisers, UBS Financial Services receives fees for distribution, shareholder services or solicitation services, or a combination thereof, depending on the arrangement UBS Financial Services has with the third party.  The payout that your financial adviser receives may differ from one fund to another, even if the two funds are charged the same management fee and/or incentive-based fee (i.e., even if, overall, you would pay the same amount in fees).  The differences in compensation may create an incentive for financial advisers to recommend funds for which they receive higher compensation.  We encourage you to discuss this with your financial adviser to learn more about the compensation he or she receives.

The Fund has agreed to indemnify UBS Financial Services, its affiliates, the Adviser and certain other persons against certain liabilities, including liabilities under the 1933 Act.  However, the Fund will not be required to provide indemnification where it is determined that the liability resulted from the willful misconduct, bad faith or gross negligence of the person seeking indemnification, or from the reckless disregard of such person's duties.

Purchase Terms

Sales of Interests will be made only to Qualified Investors who have completed and returned an investor certification, and whose investor certification has been accepted, before a Closing Date.  Generally, the stated minimum initial investment is Interests with an initial value of at least $50,000, which minimum may be reduced in the Adviser's sole discretion, but not below $25,000.  If you want to purchase less than $50,000 in Interests, you should speak with your financial adviser.  In granting any reduction, consideration is given to various factors, including the investor's overall relationship with UBS Financial Services, the investor's holdings in other funds affiliated with UBS Financial Services, and such other matters as UBS Financial Services may consider relevant at the time.  Financial advisers may receive a reduced sales credit for selling Interests substantially below this stated minimum initial contribution.  The Fund may vary the investment minimums from time to time.  Investors purchasing Interests in the Fund may be charged a sales load of up to 2% of the investor's capital contribution.

The LLC Agreement is annexed as Appendix A to this prospectus and each new investor will be bound by all of its terms by executing the investor certification form included as Appendix B to this prospectus.

Additional Sales

From time to time, the Fund may sell additional Interests to Qualified Investors.  In deciding whether to commence sales, the Fund will take into account all factors it considers relevant, including market conditions and the cash available to it for investment.  The minimum additional investment in the Fund is $50,000, which minimum may be reduced in the Adviser's sole discretion, but not below $25,000.

GENERAL INFORMATION

Liability of Investors

Investors in the Fund will be members of a limited liability company as provided under Delaware law.  Under Delaware law and the LLC Agreement, an investor will not be liable for the debts, obligations or liabilities of the Fund solely by reason of being an investor, except that the investor may be obligated to make capital contributions to the Fund pursuant to the LLC Agreement, and to repay any funds wrongfully distributed to the investor.  However, the Adviser may require an investor to contribute to the Fund, whether before or after the Fund's dissolution or after the investor ceases to be an investor, such amounts as the Adviser deems necessary to meet the Fund's debts, obligations or liabilities (not to exceed for any investor, the aggregate amount of any distributions, amounts in connection with a repurchase of all or a portion of the investor's Interests and any other amounts received by the investor from the Fund during or after the fiscal year to which any debt, obligation or liability of the Fund is incurred).

Fund Organization

The Fund is registered under the Investment Company Act as a closed-end, non-diversified management investment company.  The Fund was formed as a limited liability company under the laws of the State of Delaware on February 4, 2004 and commenced operations on October 1, 2004.  The Fund's address is c/o UBS Alternative and Quantitative Investments LLC, 677 Washington Boulevard, Stamford, Connecticut 06901 and its telephone number is (888) 793-8637.

TABLE OF CONTENTS OF THE SAI

Page

ADDITIONAL INVESTMENT POLICIES	1
REPURCHASES AND TRANSFERS OF INTERESTS	17
DIRECTORS	19
CODE OF ETHICS	26
PROXY VOTING POLICIES AND PROCEDURES	26
INVESTMENT ADVISORY SERVICES	27
CONFLICTS OF INTEREST	31
TAX ASPECTS	36
ERISA CONSIDERATIONS	56
BROKERAGE	58
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND LEGAL COUNSEL	58
CUSTODIAN	59
SUMMARY OF LLC AGREEMENT	59
FINANCIAL STATEMENTS	61

O'CONNOR FUND OF FUNDS: AGGREGATED
ALPHA STRATEGIES LLC

Limited Liability Company Interests

__________________________________________

PROSPECTUS

[_____], 2013

__________________________________________

UBS FINANCIAL SERVICES INC.

__________________________________________

APPENDIX A

UBS MULTI-STRAT FUND, L.L.C.
LIMITED LIABILITY COMPANY AGREEMENT

THIS LIMITED LIABILITY COMPANY AGREEMENT of UBS MULTI-STRAT FUND, L.L.C. (the "Fund") is dated and effective as of June 7, 2004 by and among the Organizational Member, UBS Fund Advisor, L.L.C., as Adviser and UBSAdmin, and each person hereinafter admitted to the Fund in accordance with this agreement and reflected on the books of the Fund as a Member.

W I T N E S S E T H:

WHEREAS, the Fund heretofore has been formed as a limited liability company under the Delaware Limited Liability Company Act, pursuant to the Certificate dated as of February 4, 2004 and filed with the Secretary of State of the State of Delaware on February 4, 2004;

NOW, THEREFORE, for and in consideration of the foregoing and the mutual covenants hereinafter set forth, it is hereby agreed as follows:

ARTICLE I

DEFINITIONS

For purposes of this Agreement:

1934 Act means the Securities Exchange Act of 1934 and the rules, regulations and orders thereunder, as amended from time to time, or any successor law.

1940 Act means the Investment Company Act of 1940 and the rules, regulations and orders thereunder, as amended from time to time, or any successor law.

Administration Fee means the fee paid to UBSAdmin out of the Fund's assets, and debited against the Members' Capital Accounts, for UBSAdmin Services.

Adviser means UBS Fund Advisor, L.L.C. or any successor investment adviser to the Fund, in its capacity as investment adviser under the Investment Advisory Agreement.  The Adviser shall constitute a "manager" of the Fund within the meaning of the Delaware Act.

Advisers Act means the Investment Advisers Act of 1940 and the rules, regulations and orders thereunder, as amended from time to time, or any successor law.

Affiliate means affiliated person as such term is defined in the 1940 Act.

Agreement means this Limited Liability Company Agreement, as amended and/or restated from time to time.

Board means the Board of Directors established pursuant to Section 2.6 hereof.

Capital Account means, with respect to each Member, the capital account established and maintained on behalf of each Member pursuant to Section 5.3 hereof.

Capital Percentage means a percentage established for each Member as of each Expense Allocation Date.  The Capital Percentage of a Member on an Expense Allocation Date shall be determined by dividing the amount of capital contributed to the Fund by the Member pursuant to Section 5.1 hereof by the sum of the capital contributed to the Fund by each Member pursuant to Section 5.1 hereof on or prior to such Expense Allocation Date.  The sum of the Capital Percentages of all Members on each Expense Allocation Date shall equal 100%.

Capital Contribution means the contribution, if any, made, or to be made, as the context requires, to the capital of the Fund by a Member.

Certificate means the Certificate of Formation of the Fund and any amendments thereto as filed with the office of the Secretary of State of the State of Delaware.

Closing Date means the first date on or as of which a Member other than the Organizational Member, UBSAdmin or the Adviser is admitted to the Fund.

Code means the United States Internal Revenue Code of 1986, as amended and as hereafter amended from time to time, or any successor law.

Delaware Act means the Delaware Limited Liability Company Act (6 Del.C. §18-101, et seq.) as in effect on the date hereof and as amended from time to time, or any successor law.

Director means each natural person listed on Schedule I hereto who serves on the Board and any other natural person who, from time to time, pursuant hereto shall serve on the Board.  Each Director shall constitute a "manager" of the Fund within the meaning of the Delaware Act.

Expense Allocation Date means the Closing Date, and thereafter each day, through and including the date which is twelve months after the Closing Date, as of which a contribution to the capital of the Fund is made pursuant to Section 5.1 hereof.

Fiscal Period means the period commencing on the Closing Date, and thereafter each period commencing on the day immediately following the last day of the preceding Fiscal Period, and ending at the close of business on the first to occur of the following dates:

(1)	the last day of a Fiscal Year;

(2)	the day preceding any day as of which a contribution to the capital of the Fund is made pursuant to Section 5.1;

(3)	the day as of which the Fund repurchases any Interest or portion of an Interest of any Member;

(4)	the day as of which the Fund admits a substituted Member to whom an Interest (or portion thereof) of a Member has been Transferred (unless there is no change of beneficial ownership); or

(5)
any other day as of which this Agreement provides for any amount to be credited to or debited against the Capital Account of any Member, other than an amount to be credited to or debited against the Capital Accounts of all Members in accordance with their respective Fund Percentages.

Fiscal Year means the period commencing on the Closing Date and ending on the first December 31st following the Closing Date, and thereafter each period commencing on January 1 of each year and ending on December 31 of each year (or on the date of a final distribution pursuant to Section 6.2 hereof), unless the Directors shall designate another fiscal year for the Fund that is a permissible taxable year under the Code.

Form N-2 means the Fund's Registration Statement on Form N-2 filed with the Securities and Exchange Commission, as amended from time to time.

Fund means the limited liability company governed hereby, as such limited liability company may from time to time be constituted.

Fund Percentage means a percentage established for each Member on the Fund's books as of the first day of each Fiscal Period.  The Fund Percentage of a Member for a Fiscal Period shall be determined by dividing the balance of the Member's Capital Account as of the commencement of such Fiscal Period by the sum of the Capital Accounts of all of the Members as of the commencement of such Fiscal Period.  The sum of the Fund Percentages of all Members for each Fiscal Period shall equal 100%.

Independent Directors means those Directors who are not "interested persons" of the Fund as such term is defined in the 1940 Act.

Insurance means one or more "key man" insurance policies on the life of any principal of a member of the Adviser or any other insurance policy, the benefits of which are payable to the Fund.

Interest means the entire ownership interest in the Fund at any particular time of a Member or other person to whom an Interest or portion thereof has been transferred pursuant to Section 4.4 hereof, including the rights and obligations of such Member or other person under this Agreement and the Delaware Act.

Investment Advisory Agreement means the investment advisory agreement entered into between the Adviser and the Fund, as from time to time in effect.

Investment Advisory Fee means the fee paid to the Adviser out of the Fund's assets in accordance with the Investment Advisory Agreement.

Investment Funds means unregistered pooled investment vehicles and registered investment companies that are advised by an Investment Manager or Subadviser.

Investment Managers means portfolio managers among which the Fund deploys some or all of its assets.

Member means any person who is admitted to the Fund in accordance with this agreement as a member until the Fund repurchases the entire Interest of such person pursuant to Section 4.5 hereof or such person otherwise ceases to be a member of the Fund or a substitute Member who is admitted to the Fund pursuant to Section 4.4 hereof, in such person's capacity as a member of the Fund.  For purposes of the Delaware Act, the Members shall constitute a single class or group of members.

Net Assets means the total value of all assets of the Fund, less an amount equal to all accrued debts, liabilities and obligations of the Fund, calculated before giving effect to any repurchases of Interests.

Net Profit or Net Loss means the amount by which the Net Assets as of the close of business on the last day of a Fiscal Period exceed (in the case of Net Profit) or are less than (in the case of Net Loss) the Net Assets as of the commencement of the same Fiscal Period (or, with respect to the initial Fiscal Period of the Fund, at the close of business on the Closing Date), such amount to be adjusted to exclude:

(1)	the amount of any Insurance premiums or proceeds to be allocated among the Capital Accounts of the Members pursuant to Section 5.5 hereof;

(2)
any items to be allocated among the Capital Accounts of the Members on a basis which is not in accordance with the respective Fund Percentages of all Members as of the commencement of such Fiscal Period; and

(3)	Organizational Expenses allocated among the Capital Accounts of the Members pursuant to Section 5.10 hereof.

Organizational Expenses means the expenses incurred by the Fund in connection with its formation, its initial registration as an investment company under the 1940 Act, and the initial offering of Interests.

Organizational Member means the person executing this Agreement in such capacity.

Person means any individual, entity, corporation, partnership, association, limited liability company, joint-stock company, trust, estate, joint venture, organization or unincorporated organization.

Securities means securities (including, without limitation, equities, debt obligations, options, and other "securities" as that term is defined in Section 2(a)(36) of the 1940 Act) and any contracts for forward or future delivery of any security, debt obligation, currency or commodity, all manner of derivative instruments and any contracts based on any index or group of securities, debt obligations, currencies or commodities, and any options thereon.

Subadvisers means those Investment Managers for which a separate investment vehicle has been created in which the Investment Manager serves as general partner or managing member and the Fund is the sole limited partner or the only other member and those Investment Managers who manage the Fund's assets directly or through a separate managed account.

Tax Matters Partner means the Member designated as "tax matters partner" of the Fund pursuant to Section 8.17 hereof.

Transfer means the assignment, transfer, sale or other disposition of all or any portion of an Interest, including any right to receive any allocations and distributions attributable to an Interest.

UBSAdmin means UBS Fund Advisor, L.L.C. or any successor thereto which has executed a counterpart to this Agreement, in its administrative capacity under the agreement contemplated by Section 3.8(a) hereof.  UBSAdmin shall constitute a "manager" of the Fund within the meaning of the Delaware Act.

UBSAdmin Services means such administrative services as UBSAdmin or its affiliates shall provide to the Fund pursuant to a separate written agreement with the Fund as contemplated by Section 3.8(a) hereof.

Voting Interest means with respect to a Member the number of votes equivalent to such Member's Fund Percentage as of the record date for a meeting of Members.

ARTICLE II

ORGANIZATION; ADMISSION OF MEMBERS; BOARD

2.1           Formation of Limited Liability Company.

The Organizational Member and any persons designated by the Board hereby are designated as authorized persons, within the meaning of the Delaware Act, to execute, deliver and file all certificates (and any amendments and/or restatements thereof) required or permitted by the Delaware Act to be filed in the office of the Secretary of State of the State of Delaware.  The Board shall cause to be executed and filed with applicable governmental authorities any other instruments, documents and certificates which, in the opinion of the Fund's legal counsel, may from time to time be required by the laws of the United States of America, the State of Delaware or any other jurisdiction in which the Fund shall determine to do business, or any political subdivision or agency thereof, or which such legal counsel may deem necessary or appropriate to effectuate, implement and continue the valid existence and business of the Fund.

2.2           Name.

The name of the Fund shall be "UBS Multi-Strat Fund, L.L.C." or such other name as the Board hereafter may adopt upon (i) causing an appropriate amendment to this Agreement to be adopted and to the Certificate to be filed in accordance with the Delaware Act and (ii) sending notice thereof to each Member.  The Fund's business may be conducted under the name of the Fund or, to the fullest extent permitted by law, any other name or names deemed advisable by the Board.

2.3           Principal and Registered Office.

The Fund shall have its principal office at the principal office of UBSAdmin, or at such other place designated from time to time by the Board.

The Fund shall have its registered office in the State of Delaware at 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808, and shall have Corporation Service Company as its registered agent at such registered office for service of process in the State of Delaware, unless a different registered office or agent is designated from time to time by the Board in accordance with the Delaware Act.

2.4           Duration.

The term of the Fund commenced on the filing of the Certificate with the Secretary of State of the State of Delaware and shall continue until the Fund is dissolved pursuant to Section 6.1 hereof.

2.5           Business of the Fund.

(a)           The business of the Fund is to purchase, sell (including short sales), invest and trade in Securities, and to engage in any financial or derivative transactions relating thereto or otherwise.  Discrete portions of the Fund's assets (which may constitute, in the aggregate, all of the Fund's assets) may be invested in general or limited partnerships, limited liability companies and other pooled investment vehicles which invest and trade in Securities, or managed in separate accounts which invest and trade in Securities, some or all of which may be advised by one or more Subadvisers.  UBSAdmin, in the exercise of its administrative functions on behalf of the Fund, may execute, deliver and perform all contracts, agreements and other undertakings and engage in all activities and transactions as may in the opinion of UBSAdmin be necessary or advisable to carry out the administration of the Fund's business and any amendments to any such contracts, agreements and other undertakings, all without any further act, vote or approval of any other person, notwithstanding any other provision of this Agreement.

(b)           The Fund shall operate as a closed-end, management investment company in accordance with the 1940 Act and subject to any fundamental policies and investment restrictions set forth in the Form N-2.

2.6           The Board.

(a)           The Organizational Member hereby designates those persons listed on Schedule I who shall agree to be bound by the terms of this Agreement pertaining to the obligations of Directors to serve as Directors on the initial Board.  The Board may, subject to the provisions of paragraphs (a) and (b) of this Section 2.6 with respect to the number of and vacancies in the position of Director and the provisions of Section 3.3 hereof with respect to the election of Directors by Members, designate any person who shall agree to be bound by all of the terms of this Agreement as a Director.  The names and mailing addresses of the Directors shall be set forth in the books and records of the Fund.

(b)           Each Director shall serve as a Director for the duration of the term of the Fund, unless his or her status as a Director shall be sooner terminated pursuant to Section 4.2 hereof.  If any vacancy in the position of a Director occurs, the remaining Directors may appoint a person to serve in such capacity, so long as immediately after such appointment at least two-thirds of the Directors then serving would have been elected by the Members.  The Directors may call a meeting of Members to fill any vacancy in the position of Director, and shall do so within 60 days after any date on which Directors who were elected by the Members cease to constitute a majority of the Directors then serving as Directors.

(c)           If no Director remains, UBSAdmin shall promptly call a meeting of the Members, to be held within 60 days after the date on which the last Director ceased to act in that capacity, for the purpose of determining whether to continue the business of the Fund and, if the business shall be continued, of electing the required number of Directors.  If the Members shall determine at such meeting not to continue the business of the Fund or if the required number of Directors is not elected within 60 days after the date on which the last Director ceased to act in that capacity, then the Fund shall be dissolved pursuant to Section 6.1 hereof and the assets of the Fund shall be liquidated and distributed pursuant to Section 6.2 hereof.

2.7           Members.

The Board may admit one or more Members as of the beginning of each calendar month or at such other times as the Board may determine.  Members may be admitted to the Fund subject to the condition that each such Member shall execute an appropriate signature page of this Agreement or an instrument pursuant to which such Member agrees to be bound by all the terms and provisions hereof.  The Board, in its absolute discretion, may reject applications for the purchase of Interests in the Fund.  The admission of any person as a Member shall be effective upon the revision of the books and records of the Fund to reflect the name and the contribution to the capital of the Fund of such additional Member.  Each of UBSAdmin and the Organizational Member hereby is admitted as a Member on the date hereof.

2.8           Organizational Member.

Upon the admission to the Fund of any additional Member pursuant to Section 2.7, the Organizational Member shall withdraw from the Fund as the Organizational Member and shall be entitled to the return of his Capital Contribution, if any, without interest or deduction, and shall cease to be a member of the Fund.

2.9           Both Directors and Members.

A person may at the same time be a Director and a Member or the Adviser and a Member, in which event such person's rights and obligations in each capacity shall be determined separately in accordance with the terms and provisions hereof and as provided in the Delaware Act.

2.10           Limited Liability.

Except as otherwise provided under applicable law, none of the Members, Directors, UBSAdmin nor the Adviser shall be liable personally for the Fund's debts, obligations or liabilities, whether arising in contract, tort or otherwise, solely by reason of being a member or manager of the Fund, except that a Member may be obligated to make capital contributions to the Fund and other payments pursuant to this Agreement and to repay any funds wrongfully distributed to such Member.  Notwithstanding any other provision of this Agreement, UBSAdmin, in the exercise of its administrative functions on behalf of the Fund, may require a Member to contribute to the Fund, at any time or from time to time, whether before or after the dissolution of the Fund or after such Member ceases to be a member of the Fund, such amounts as are requested by UBSAdmin, in its exercise of its administrative functions on behalf of the Fund, to meet the Fund's debts, obligations or liabilities (not to exceed for any Member the aggregate amount of any distributions, amounts paid in connection with a repurchase of all or a portion of such Member's Interest and any other amounts received by such Member from the Fund during or after the Fiscal Year in which any debt, obligation or liability of the Fund arose or was incurred); provided however, that each Member shall contribute only his pro rata share of the aggregate amount requested based on such Member's Capital Account in the Fiscal Year in which the debt, obligation or liability arose or was incurred as a percentage of the aggregate Capital Accounts of all Members of the Fund in such Fiscal Year; and provided further that the provisions of this Section 2.10 shall not affect the obligations of Members under the Delaware Act.

ARTICLE III

MANAGEMENT

3.1           Management and Control.

(a)           Except to the extent otherwise delegated to the Adviser and UBSAdmin, management and control of the business of the Fund shall be vested in the Board, which shall have the right, power and authority, on behalf of the Fund and in its name, to exercise all rights, powers and authority of managers under the Delaware Act and to do all things necessary and proper to carry out the objective and business of the Fund and its duties hereunder.  No Director shall have the authority individually to act on behalf of or to bind the Fund except within the scope of such Director's authority as delegated by the Board.  The parties hereto intend that, except to the extent otherwise expressly provided herein, (i) each Director shall be vested with the same powers, authority and responsibilities on behalf of the Fund as are customarily vested in each director of a Delaware corporation and (ii) each Independent Director shall be vested with the same powers, authority and responsibilities on behalf of the Fund as are customarily vested in each director of a closed-end management investment company registered under the 1940 Act that is organized as a Delaware corporation who is not an "interested person" of such company as such term is defined in the 1940 Act.  During any period in which the Fund shall have no Directors, the Adviser shall continue to serve as investment adviser to the Fund and UBSAdmin shall continue to provide the UBSAdmin Services to the Fund.

(b)           Each Member agrees not to treat, on his personal return or in any claim for a refund, any item of income, gain, loss, deduction or credit in a manner inconsistent with the treatment of such item by the Fund.  The Board shall have the exclusive authority and discretion to make any elections required or permitted to be made by the Fund under any provisions of the Code or any other revenue laws.

(c)           Members shall have no right to participate in and shall take no part in the management or control of the Fund's business and shall have no right, power or authority to act for or bind the Fund.  Members shall have the right to vote on any matters only as provided in this Agreement or on any matters that require the approval of the holders of voting securities under the 1940 Act.

(d)           The Board may delegate to any person any rights, power and authority vested by this Agreement in the Board to the extent permissible under applicable law.

3.2           Actions by the Board.

(a)           Unless provided otherwise in this Agreement, the Board shall act only: (i) by the affirmative vote of a majority of the Directors (which majority shall include any requisite number of Independent Directors required by the 1940 Act) present at a meeting duly called at which a quorum of the Directors shall be present (in person or, if in person attendance is not required by the 1940 Act, in person or by telephone) or (ii) by unanimous written consent of all of the Directors without a meeting, if permissible under the 1940 Act.

(b)           The Board may designate from time to time a Chairman who shall preside at all meetings.  Meetings of the Board may be called by the Chairman or any two Directors, and may be held on such date and at such time and place as the Board shall determine.  Each Director shall be entitled to receive written notice of the date, time and place of such meeting within a reasonable time in advance of the meeting.  Notice need not be given to any Director who shall attend a meeting without objecting to the lack of notice or who shall execute a written waiver of notice with respect to the meeting.  Directors may attend and participate in any meeting by telephone, except where in person attendance at a meeting is required by the 1940 Act.  A majority of the Directors then in office shall constitute a quorum at any meeting.

(c)           The Board may designate from time to time agents and employees of the Fund who shall have the same powers and duties on behalf of the Fund (including the power to bind the Fund) as are customarily vested in officers of a Delaware corporation or such powers as are otherwise delegated to them by the Board, and designate them as officers of the Fund.

3.3           Meetings of Members.

(a)           Actions requiring the vote of the Members may be taken at any duly constituted meeting of the Members at which a quorum is present.  Except as otherwise provided in Section 2.6(c) hereof, meetings of the Members may be called by the Board or by Members holding a majority of the total number of votes eligible to be cast by all Members, and may be held at such time, date and place as the Board or, to the extent applicable, UBSAdmin shall determine.  The Board shall arrange to provide written notice of the meeting, stating the date, time and place of the meeting and the record date therefor, to each Member entitled to vote at the meeting within a reasonable time prior thereto.  Failure to receive notice of a meeting on the part of any Member shall not affect the validity of any act or proceeding of the meeting, so long as a quorum shall be present at the meeting.  Only matters set forth in the notice of a meeting may be voted on by the Members at a meeting.  The presence in person or by proxy of Members holding a majority of the total number of votes eligible to be cast by all Members as of the record date shall constitute a quorum at any meeting.1  In the absence of a quorum, a meeting of the Members may be adjourned by action of a majority of the Members present in person or by proxy without additional notice to the Members.  Except as otherwise required by any provision of this Agreement or of the 1940 Act, (i) those candidates receiving a plurality of the votes cast at any meeting of Members shall be elected as Directors and (ii) all other actions of the Members taken at a meeting shall require the affirmative vote of Members holding a majority of the total number of votes eligible to be cast by those Members who are present in person or by proxy at such meeting.
______________________
1	Effective May 18, 2005, the quorum requirement was reduced to one-third of the total number of votes eligible to be cast.

(b)           Each Member shall be entitled to cast at any meeting of Members a number of votes equivalent to such Member's Voting Interest.  The Board or, to the extent applicable, UBSAdmin shall establish a record date not less than 10 nor more than 60 days prior to the date of any meeting of Members to determine eligibility to vote at such meeting and the number of votes which each Member will be entitled to cast thereat, and shall maintain for each such record date a list setting forth the name of each Member and the number of votes that each Member will be entitled to cast at the meeting.

(c)           A Member may vote at any meeting of Members by a proxy properly executed in writing by the Member and filed with the Fund before or at the time of the meeting.  A proxy may be suspended or revoked, as the case may be, by the Member executing the proxy by a later writing delivered to the Fund at any time prior to exercise of the proxy or if the Member executing the proxy shall be present at the meeting and decide to vote in person.  Any action of the Members that is permitted to be taken at a meeting of the Members may be taken without a meeting if consents in writing, setting forth the action taken, are signed by Members holding a majority of the total number of votes eligible to be cast or such greater percentage as may be required in order to approve such action.

3.4           Custody of Assets of the Fund.

The physical possession of all funds, Securities or other property of the Fund shall at all times be held, controlled and administered by one or more custodians retained by the Fund in accordance with the requirements of the 1940 Act.

3.5           Other Activities of Members (Including UBSAdmin), Directors and the Adviser.

(a)           None of the Directors, officers of the Fund, UBSAdmin nor the Adviser shall be required to devote full time to the affairs of the Fund, but shall devote such time as may reasonably be required to perform their obligations under this Agreement and any other agreement they may have with the Fund.

(b)           UBSAdmin and any Member, officer of the Fund, Director or the Adviser, or Affiliate of any of them, may engage in or possess an interest in other business ventures or commercial dealings of every kind and description, independently or with others, including, but not limited to, acquisition and disposition of Securities, provision of investment advisory or brokerage services, serving as directors, officers, employees, advisors or agents of other companies, partners of any partnership, members of any limited liability company, or trustees of any trust, or entering into any other commercial arrangements.  No Member shall have any rights in or to such activities of UBSAdmin or any other Member, officer of the Fund, Director, the Adviser or Affiliates of any of them, or any profits derived therefrom.

3.6           Duty of Care.

(a)           The Directors, officers of the Fund, UBSAdmin, including any officer, director, member, partner, principal, employee or agent of UBSAdmin, and the Adviser, including any officer, director, member, principal, employee or agent of the Adviser and each of their affiliates, shall not be liable to the Fund or to any of its Members for any loss or damage occasioned by any act or omission in the performance of such person's services under this Agreement, unless it shall be determined by final judicial decision on the merits from which there is no further right to appeal that such loss is due to an act or omission of such person constituting willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person's duties hereunder.

(b)           A Member not in breach of any obligation hereunder or under any agreement pursuant to which the Member subscribed for an Interest shall be liable to the Fund, any other Member or third parties only as required by applicable law or otherwise provided in this Agreement.

3.7           Indemnification.

(a)           To the fullest extent permitted by law, the Fund shall, subject to Section 3.7(b) hereof, indemnify each Director (including for this purpose their executors, heirs, assigns, successors or other legal representatives), officer of the Fund, the Adviser and UBSAdmin (including for this purpose each affiliate, officer, director, member, partner, principal, employee or agent of the Adviser or UBSAdmin or a member thereof, and the executors, heirs, assigns, successors or other legal representatives of each of the foregoing, and of any person who controls or is under common control, or otherwise is affiliated, with the Adviser or UBSAdmin or any member thereof, and their executors, heirs, assigns, successors or other legal representatives), and the Tax Matters Partner (including for this purpose its successor) against all losses, claims, damages, liabilities, costs and expenses, including, but not limited to, amounts paid in satisfaction of judgments, in compromise, or as fines or penalties, and reasonable counsel fees, incurred in connection with the defense or disposition of any action, suit, investigation or other proceeding, whether civil or criminal, before any judicial, arbitral, administrative or legislative body, in which such indemnitee may be or may have been involved as a party or otherwise, or with which such indemnitee may be or may have been threatened, while in office or thereafter, by reason of being or having been a Director, an officer of the Fund, the Adviser or the Tax Matters Partner, as the case may be, of the Fund or the past or present performance of services to the Fund by such indemnitee, or the past or present performance of services to the Fund by UBSAdmin, except to the extent such loss, claim, damage, liability, cost or expense shall have been finally determined in a non-appealable decision on the merits in any such action, suit, investigation or other proceeding to have been incurred or suffered by such indemnitee by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office.  The rights of indemnification provided under this Section 3.7 shall not be construed so as to provide for indemnification of an indemnitee for any liability (including liability under federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith) to the extent (but only to the extent) that such indemnification would be in violation of applicable law, but shall be construed so as to effectuate the applicable provisions of this Section 3.7 to the fullest extent permitted by law.

(b)           Expenses, including reasonable counsel fees, so incurred by any such indemnitee (but excluding amounts paid in satisfaction of judgments, in compromise, or as fines or penalties), may be paid from time to time by the Fund in advance of the final disposition of any such action, suit, investigation or proceeding upon receipt of an undertaking by or on behalf of such indemnitee to repay to the Fund amounts so paid if it shall ultimately be determined that indemnification of such expenses is not authorized under Section 3.7(a) hereof; provided, however, that (i) such indemnitee shall provide security for such undertaking, (ii) the Fund shall be insured by or on behalf of such indemnitee against losses arising by reason of such indemnitee's failure to fulfill his or its undertaking, or (iii) a majority of the Directors (excluding any Director who is seeking advancement of expenses hereunder) or independent legal counsel in a written opinion shall determine based on a review of readily available facts (as opposed to a full trial-type inquiry) that there is reason to believe such indemnitee ultimately will be entitled to indemnification.

(c)           As to the disposition of any action, suit, investigation or proceeding (whether by a compromise payment, pursuant to a consent decree or otherwise) without an adjudication or a decision on the merits by a court, or by any other body before which the proceeding shall have been brought, that an indemnitee is liable to the Fund or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office, indemnification shall be provided pursuant to Section 3.7(a) hereof if (i) approved as in the best interests of the Fund by a majority of the Directors (excluding any Director who is seeking indemnification hereunder) upon a determination based upon a review of readily available facts (as opposed to a full trial-type inquiry) that such indemnitee acted in good faith and in the reasonable belief that such actions were in the best interests of the Fund and that such indemnitee is not liable to the Fund or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office, or (ii) the Directors secure a written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry) to the effect that such indemnitee acted in good faith and in the reasonable belief that such actions were in the best interests of the Fund and that such indemnitee is not liable to the Fund or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office.

(d)           Any indemnification or advancement of expenses made pursuant to this Section 3.7 shall not prevent the recovery from any indemnitee of any such amount if such indemnitee subsequently shall be determined in a decision on the merits in any action, suit, investigation or proceeding involving the liability or expense that gave rise to such indemnification or advancement of expenses to be liable to the Fund or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office.  In any suit brought by an indemnitee to enforce a right to indemnification under this Section 3.7 it shall be a defense that, and in any suit in the name of the Fund to recover any indemnification or advancement of expenses made pursuant to this Section 3.7 the Fund shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met the applicable standard of conduct set forth in this Section 3.7.  In any such suit brought to enforce a right to indemnification or to recover any indemnification or advancement of expenses made pursuant to this Section 3.7, the burden of proving that the indemnitee is not entitled to be indemnified, or to any indemnification or advancement of expenses, under this Section 3.7 shall be on the Fund (or any Member acting derivatively or otherwise on behalf of the Fund or its Members).

(e)           An indemnitee may not satisfy any right of indemnification or advancement of expenses granted in this Section 3.7 or to which he, she or it may otherwise be entitled except out of the assets of the Fund, and no Member shall be personally liable with respect to any such claim for indemnification or advancement of expenses, except to the extent provided in Section 2.10 hereof.

(f)           The rights of indemnification provided hereunder shall not be exclusive of or affect any other rights to which any person may be entitled by contract or otherwise under law.  Nothing contained in this Section 3.7 shall affect the power of the Fund to purchase and maintain liability insurance on behalf of any officer of the Fund, Director, UBSAdmin, the Adviser or other person.

3.8           Fees, Expenses and Reimbursement.

(a)           So long as UBSAdmin (or its affiliates) provides UBSAdmin Services to the Fund, it shall be entitled to receive such fees as may be agreed to by UBSAdmin and the Fund pursuant to a separate written agreement, which, notwithstanding anything in this Agreement to the contrary, may be entered into by the Fund, without any further act, vote or approval of any Member.

(b)           So long as the Investment Advisory Agreement shall remain in full force and effect, the Fund shall pay the Adviser the Investment Advisory Fee.

(c)           The Board may cause the Fund to compensate each Director for his or her services hereunder.  In addition, the Fund shall reimburse the Directors for reasonable out-of-pocket expenses incurred by them in performing their duties under this Agreement.

(d)           The Fund shall bear all expenses incurred in the business of the Fund other than those specifically required to be borne by the Adviser pursuant to the Investment Advisory Agreement or by UBSAdmin pursuant to a separate written agreement with the Fund as contemplated by Section 3.8(a) hereof.  Expenses to be borne by the Fund include, but are not limited to, the following:

(1)
all costs and expenses directly related to portfolio transactions and positions for the Fund's account, including, but not limited to, brokerage commissions, research fees, interest and commitment fees on loans and debit balances, borrowing charges on Securities sold short, dividends on Securities sold short but not yet purchased, custodial fees, margin fees, transfer taxes and premiums and taxes withheld on foreign dividends and expenses from investments in Investment Funds;

(2)	all costs and expenses associated with the organization, operation and registration of the Fund, offering costs and expenses and the costs of compliance with any applicable Federal or state laws;

(3)
the costs and expenses of holding any meetings of the Board and any meetings of Members that are regularly scheduled, permitted or are required to be held by this Agreement, the 1940 Act or other applicable law;

(4)	fees and disbursements of any attorneys, accountants, auditors and other consultants and professionals engaged on behalf of the Fund;

(5)	the costs of a fidelity bond and any liability or other insurance obtained on behalf of the Fund, the Adviser, UBSAdmin or the Directors;

(6)
all costs and expenses associated with the organization of Investment Funds managed by Subadvisers, if any, and with the selection of Investment Managers and Investment Funds, including due diligence and travel-related expenses;

(7)	all costs and expenses of preparing, setting in type, printing and distributing reports and other communications to Members;

(8)
all expenses of computing the Fund's net asset value, including any equipment or services obtained for the purpose of valuing the Fund's investment portfolio, including appraisal and valuation services provided by third parties;

(9)	all charges for equipment or services used for communications between the Fund and any custodian, or other agent engaged by the Fund;

(10)	fees of custodians and other persons providing administrative services to the Fund; and

(11)	such other types of expenses as may be approved from time to time by the Board.

The Adviser and UBSAdmin shall be entitled to reimbursement from the Fund for any of the above expenses that either pays on behalf of the Fund.

(e)           The Fund from time to time, alone or in conjunction with other accounts for which the Adviser, or any Affiliate of the Adviser, acts as general partner, managing member or investment adviser, may purchase Insurance in such amounts, from such insurers and on such terms as the Board shall determine.

3.9           Liabilities and Duties.

To the extent that, at law or in equity, a Member, officer of the Fund or Director or other person has duties (including fiduciary duties) and liabilities relating thereto to the Fund or to a Member, officer of the Fund or a Director, any such Member, officer of the Fund, Director or other person acting under this Agreement shall not be liable to the Fund or to a Member, officer of the Fund or a Director for its good faith reliance on the provisions of this Agreement.  The Members agree that the provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Member, an officer of the Fund, a Director or other person otherwise existing at law or in equity, replace such other duties and liabilities of such Member, officer of the Fund, Director or other person.

ARTICLE IV

TERMINATION OF STATUS OF ADVISER AND DIRECTORS;
TRANSFERS AND REPURCHASES

4.1           Termination of Status of the Adviser.

The status of the Adviser as a Member shall terminate if the Investment Advisory Agreement with the Adviser terminates and the Fund does not enter into a new Investment Advisory Agreement with such person, effective as of the date of such termination.

4.2           Termination of Status of a Director.

The status of a Director shall terminate if the Director (i) shall die; (ii) shall be adjudicated incompetent; (iii) shall voluntarily withdraw as a Director (upon not less than 90 days' prior written notice to the other Directors, unless the other Directors waive such notice); (iv) shall be removed under Section 4.3; (v) shall be certified by a physician to be mentally or physically unable to perform his duties hereunder; or (vi) shall have a receiver appointed to administer the property or affairs of such Director.

4.3           Removal of the Directors.

Any Director may be removed either by (a) the vote or written consent of at least two-thirds of the Directors not subject to the removal vote or (b) the vote or written consent of Members holding not less than two-thirds of the total number of votes eligible to be cast by all Members.

4.4           Transfer of Interests of Members.

(a)           An Interest or portion thereof of a Member may be Transferred only (i) by operation of law pursuant to the death, bankruptcy, insolvency or dissolution of such Member or (ii) with the written consent of the Board (which may be withheld in its sole and absolute discretion).  If any transferee does not meet such investor eligibility requirements established by the Fund from time to time, the Fund reserves the right to redeem its Interest pursuant to Section 4.5.  If the Board does not consent to a Transfer by operation of law, the Fund shall redeem the Interest from the Member's successor.  Any permitted transferee shall be entitled to the allocations and distributions allocable to the Interest so acquired and to Transfer such Interest in accordance with the terms of this Agreement, but shall not be entitled to the other rights of a Member unless and until such transferee becomes a substituted Member.  If a Member Transfers an Interest or portion thereof with the approval of the Board, the Fund shall promptly take all necessary actions so that each transferee or successor to whom such Interest or portion thereof is Transferred is admitted to the Fund as a substituted Member.  The admission of any transferee as a substituted Member shall be effective upon the execution and delivery by, or on behalf of, such substituted Member of either a counterpart of this Agreement or an instrument that constitutes the execution and delivery of this Agreement.  Each transferring Member and transferee agrees to pay all expenses, including attorneys' and accountants' fees, incurred by the Fund in connection with such Transfer.  Upon the Transfer to another person or persons of a Member's entire Interest, such Member shall cease to be a member of the Fund.

(b)           Each transferring Member shall indemnify and hold harmless the Fund, the Directors, officers of the Fund, UBSAdmin, the Adviser, each other Member and any Affiliate of the foregoing against all losses, claims, damages, liabilities, costs and expenses (including legal or other expenses incurred in investigating or defending against any such losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement), joint or several, to which such persons may become subject by reason of or arising from (i) any Transfer made by such Member in violation of this Section 4.4 and (ii) any misrepresentation by such Member in connection with any such Transfer.

4.5           Repurchase of Interests.

(a)           Except as otherwise provided in this Agreement, no Member or other person holding an Interest or portion thereof shall have the right to withdraw or tender to the Fund for repurchase of that Interest or portion thereof.  The Board may from time to time, in its complete and exclusive discretion and on such terms and conditions as it may determine, cause the Fund to repurchase Interests or portions thereof pursuant to written tenders.  In determining whether to cause the Fund to repurchase Interests or portions thereof pursuant to written tenders, the Board shall consider the following factors, among others:

(1)	whether any Members have requested to tender Interests or portions thereof to the Fund;

(2)	the liquidity of the Fund's assets;

(3)	the investment plans and working capital requirements of the Fund;

(4)	the relative economies of scale with respect to the size of the Fund;

(5)	the history of the Fund in repurchasing Interests or portions thereof;

(6)	the condition of the securities markets; and

(7)	the anticipated tax consequences of any proposed repurchases of Interests or portions thereof.

The Board shall cause the Fund to repurchase Interests or portions thereof pursuant to written tenders only on terms fair to the Fund and to all Members (including persons holding Interests acquired from Members), as applicable.

(b)           The Board may cause the Fund to repurchase an Interest or portion thereof of a Member or any person acquiring an Interest or portion thereof from or through a Member if the Board determines or has reason to believe that:

(1)
such an Interest or portion thereof has been transferred in violation of Section 4.4 hereof, or such an Interest or portion thereof has vested in any person by operation of law as the result of the death, dissolution, bankruptcy or incompetency of a Member;

(2)
ownership of such an Interest by a Member or other person will cause the Fund to be in violation of, or require registration of any Interest or portion thereof under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

(3)
continued ownership of such an Interest may be harmful or injurious to the business or reputation of the Fund, UBSAdmin, the Adviser or the Directors, or may subject the Fund or any of the Members to an undue risk of adverse tax or other fiscal consequences;

(4)	any of the representations and warranties made by a Member in connection with the acquisition of an Interest or portion thereof was not true when made or has ceased to be true; or

(5)	it would be in the best interests of the Fund, as determined by the Board, for the Fund to repurchase such an Interest or portion thereof.

(c)           Repurchases of Interests or portions thereof by the Fund shall be payable in cash or in part by promissory note, in each case without interest, unless the Board, in its discretion, determines otherwise, or, in the discretion of the Board, in Securities (or any combination of Securities and cash) of equivalent value.  All such repurchases shall be subject to any and all conditions as the Board may impose and shall be effective as of a date set by the Board after receipt by the Fund of all eligible written tenders of Interests or portion thereof.  The amount due to any Member whose Interest or portion thereof is repurchased shall be equal to the estimated value of such Member's Capital Account or portion thereof as applicable as of the effective date of repurchase, after giving effect to all allocations to be made to such Member's Capital Account as of such date.

ARTICLE V

CAPITAL

5.1           Contributions to Capital.

(a)           The minimum initial contribution of each Member (other than UBSAdmin and the Adviser) to the capital of the Fund shall be the amount set forth, from time to time, in the Fund's Form N-2 or such other amount as the Board may determine from time to time.  The amount of the initial contribution of each Member shall be recorded on the books and records of the Fund upon acceptance as a contribution to the capital of the Fund.  The Directors shall not be entitled to make voluntary contributions of capital to the Fund as Directors of the Fund, but may make voluntary contributions to the capital of the Fund as Members.

(b)           The Members may make additional contributions to the capital of the Fund, effective as of such times as the Board in its discretion may permit, but no Member shall be obligated to make any additional contribution to the capital of the Fund except to the extent otherwise provided herein.

(c)           Except as otherwise permitted by the Board, (i) initial and any additional contributions to the capital of the Fund by any Member shall be payable in cash or in such Securities that the Board, in its absolute discretion, may agree to accept on behalf of the Fund, and (ii) initial and any additional contributions in cash shall be payable in readily available funds at the date of the proposed acceptance of the contribution.  The Fund shall charge each Member making a contribution in Securities to the capital of the Fund such amount as may be determined by the Board not exceeding 2% of the value of such contribution in order to reimburse the Fund for any costs incurred by the Fund by reason of accepting such Securities, and any such charge shall be due and payable by the contributing Member in full at the time the contribution to the capital of the Fund to which such charges relate is due.  The value of contributed Securities shall be determined in accordance with Section 7.3 hereof as of the date of contribution.

5.2           Rights of Members to Capital.

No Member shall be entitled to interest on his or its contribution to the capital of the Fund, nor shall any Member be entitled to the return of any capital of the Fund except (i) upon the repurchase by the Fund of a part or all of such Member's Interest pursuant to Section 4.5 hereof, if so determined by the Board, (ii) pursuant to the provisions of Section 5.7(c) hereof or (iii) upon the liquidation of the Fund's assets pursuant to Section 6.2 hereof.  Except as provided in Section 2.10 hereof, no Member shall be liable for the return of any such amounts.  No Member shall have the right to require partition of the Fund's property or to compel any sale or appraisal of the Fund's assets.

5.3           Capital Accounts.

(a)           The Fund shall maintain a separate Capital Account for each Member.

(b)           Each Member's Capital Account shall have an initial balance equal to the amount of cash and the value of any Securities (determined in accordance with Section 7.3 hereof) constituting such Member's initial contribution to the capital of the Fund.

(c)           Each Member's Capital Account shall be increased by the sum of (i) the amount of cash and the value of any Securities (determined in accordance with Section 7.3 hereof) constituting additional contributions by such Member to the capital of the Fund permitted pursuant to Section 5.1 hereof, plus (ii) any amount credited to such Member's Capital Account pursuant to the provisions of this Article V.

(d)           Each Member's Capital Account shall be reduced by the sum of (i) the amount of any repurchase of the Interest, or portion thereof, of such Member or distributions to such Member pursuant to Sections 4.5, 5.9 or 6.2 hereof which are not reinvested, plus (ii) any amounts debited against such Member's Capital Account pursuant to the provisions of this Article V.

(e)           If all or a portion of an Interest is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Interest.

5.4           Allocation of Net Profit and Loss.

As of the last day of each Fiscal Period, any Net Profit or Net Loss for the Fiscal Period shall be allocated among and credited to or debited against the Capital Accounts of the Members in accordance with their respective Fund Percentages for such Fiscal Period.

5.5           Allocation of Insurance Premiums and Proceeds.

(a)           Any premiums payable by the Fund for Insurance purchased pursuant to Section 3.8(d) hereof shall be apportioned evenly over each Fiscal Period or portion thereof falling within the period to which such premiums relate under the terms of such Insurance, and the portion of the premiums so apportioned to any Fiscal Period shall be allocated among and debited against the Capital Accounts of each Member who is a member of the Fund during such Fiscal Period in accordance with such Member's Fund Percentage for such Fiscal Period.

(b)           Proceeds, if any, to which the Fund may become entitled pursuant to such Insurance shall be allocated among and credited to the Capital Accounts of each Member who is a member of the Fund during the Fiscal Period in which the event which gives rise to recovery of proceeds occurs in accordance with such Member's Fund Percentage for such Fiscal Period.

5.6           Allocation of Certain Withholding Taxes and Other Expenditures.

(a)           If the Fund incurs a withholding tax or other tax obligation with respect to the share of Fund income allocable to any Member, then the Board, without limitation of any other rights of the Fund or the Board, shall cause the amount of such obligation to be debited against the Capital Account of such Member when the Fund pays such obligation, and any amounts then or thereafter distributable to such Member shall be reduced by the amount of such taxes.  If the amount of such taxes is greater than any such distributable amounts, then such Member and any successor to such Member's Interest shall pay to the Fund as a contribution to the capital of the Fund, upon demand of the Fund, the amount of such excess.  The Fund shall not be obligated to apply for or obtain a reduction of or exemption from withholding tax on behalf of any Member that may be eligible for such reduction or exemption; provided, that in the event that the Fund determines that a Member is eligible for a refund of any withholding tax, the Fund may, at the request and expense of such Member, assist such Member in applying for such refund.

(b)           Except as otherwise provided for in this Agreement and unless prohibited by the 1940 Act, any expenditures payable by the Fund, and any other Fund items, to the extent determined by the Board to have been paid or incurred or withheld on behalf of, or by reason of particular circumstances applicable to, one or more but fewer than all of the Members, shall be charged to only those Members on whose behalf such expenditures or items are paid or incurred or whose particular circumstances gave rise to such expenditures or items.  Such charges shall be debited from the Capital Accounts of such Members as of the close of the Fiscal Period during which any such items were paid or accrued by the Fund.

5.7           Reserves.

(a)           Appropriate reserves may be created, accrued and charged against Net Assets and proportionately against the Capital Accounts of the Members for contingent liabilities, if any, as of the date any such contingent liability becomes known to UBSAdmin or the Board, such reserves to be in the amounts which the Board in its sole discretion deem necessary or appropriate.  The Board may increase or reduce any such reserves from time to time by such amounts as it in its sole discretion deems necessary or appropriate.  The amount of any such reserve, or any increase or decrease therein, shall be proportionately charged or credited, as appropriate, to the Capital Accounts of those parties who are Members at the time when such reserve is created, increased or decreased, as the case may be; provided, however, that if any such individual reserve item, adjusted by any increase therein, exceeds the lesser of $500,000 or 1% of the aggregate value of the Capital Accounts of all such Members, the amount of such reserve, increase, or decrease instead shall be charged or credited to those parties who were Members at the time, as determined by the Board in its sole discretion, of the act or omission giving rise to the contingent liability for which the reserve was established, increased or decreased in proportion to their Capital Accounts.

(b)           If at any time an amount is paid or received by the Fund (other than contributions to the capital of the Fund, distributions or repurchases of Interests or portions thereof) and such amount exceeds the lesser of $500,000 or 1% of the aggregate value of the Capital Accounts of all Members at the time of payment or receipt and such amount was not accrued or reserved for but would nevertheless, in accordance with the Fund's accounting practices, be treated as applicable to one or more prior Fiscal Periods, then such amount shall be proportionately charged or credited, as appropriate, to those parties who were Members during such prior Fiscal Period or Periods.

(c)           If any amount is required by paragraph (a) or (b) of this Section 5.7 to be charged or credited to a party who is no longer a Member, such amount shall be paid by or to such party, as the case may be, in cash, with interest from the date on which the Board determines that such charge or credit is required.  In the case of a charge, the former Member shall be obligated to pay the amount of the charge, plus interest as provided above, to the Fund on demand; provided, however, that (i) in no event shall a former Member be obligated to make a payment exceeding the amount of such Member's Capital Account at the time to which the charge relates; and (ii) no such demand shall be made after the expiration of three years from the date on which such party ceased to be a Member.  To the extent that a former Member fails to pay to the Fund, in full, any amount required to be charged to such former Member pursuant to paragraph (a) or (b), whether due to the expiration of the applicable limitation period or for any other reason whatsoever, the deficiency shall be charged proportionately to the Capital Accounts of the Members at the time of the act or omission giving rise to the charge to the extent feasible, and otherwise proportionately to the Capital Accounts of the current Members.

5.8           Tax Allocations.

For each Fiscal Year, items of income, deduction, gain, loss or credit shall be allocated for income tax purposes among the Members in such a manner as to reflect equitably amounts credited or debited to each Member's Capital Account for the current and prior Fiscal Years (or relevant portions thereof).  Allocations under this Section 5.8 shall be made pursuant to the principles of Sections 704(b) and 704(c) of the Code, and in conformity with Treasury Regulations Sections 1.704-1(b)(2)(iv)(f), 1.704-1(b)(4)(i) and 1.704-3(e) promulgated thereunder, as applicable, or the successor provisions to such Section and Regulations.  Notwithstanding anything to the contrary in this Agreement, there shall be allocated to the Members such gains or income as shall be necessary to satisfy the "qualified income offset" requirement of Treasury Regulations Section 1.704-1(b)(2)(ii)(d).

If the Fund realizes capital gain or loss (including short-term capital gain or loss) for Federal income tax purposes for any Fiscal Year during or as of the end of which one or more Members withdraw from the Fund pursuant to Articles IV or VI hereof, the Board may elect to allocate specially such gain or loss to any such withdrawing Member up to an amount by which the total of such Member's Capital Account as of the effective date of withdrawal exceeds or is less than its "adjusted tax basis," for Federal income tax purposes, in its Interest as of such time (determined without regard to any adjustments made to such "adjusted tax basis" by reason of any transfer or assignment of such Interest, including by reason of death and without regard to such Member's share of the liabilities of the Fund under Section 752 of the Code).

5.9           Distributions.

(a)           The Board, in its sole discretion, may authorize the Fund to make distributions in cash or in kind at any time to all of the Members on a pro rata basis in accordance with the Members' Fund Percentages.  Notwithstanding anything to the contrary in this Agreement, a Member may be compelled to accept a distribution of any asset in kind from the Fund despite the fact that the percentage of the asset distributed to the Member exceeds the percentage of that asset which is equal to the percentage in which the Member shares in distributions from the Fund.

(b)           The Board may withhold taxes from any distribution to any Member to the extent required by the Code or any other applicable law.  For purposes of this Agreement, any taxes so withheld by the Fund with respect to any amount distributed by the Fund to any Member shall be deemed to be a distribution or payment to such Member, reducing the amount otherwise distributable to such Member pursuant to this Agreement and, if appropriate, reducing the Capital Account of such Member.

(c)           Notwithstanding anything to the contrary contained herein, none of the Directors or the Members, nor any other person on behalf of the Fund, shall make a distribution to the Members on account of their interest in the Fund if such distribution would violate the Delaware Act or other applicable law.

5.10           Allocation of Organizational Expenses.

(a)           As of the first Expense Allocation Date, Organizational Expenses shall be allocated among and debited against the Capital Accounts of the Members in accordance with their respective Capital Percentages on such Expense Allocation Date.

(b)           As of each Expense Allocation Date following the first Expense Allocation Date, all amounts previously debited against the Capital Account of a Member pursuant to this Section 5.10 on the preceding Expense Allocation Date will be credited to the Capital Account of such Member, and Organizational Expenses then shall be re-allocated among and debited against the Capital Accounts of all Members in accordance with their respective Capital Percentages on such Expense Allocation Date.

ARTICLE VI

DISSOLUTION AND LIQUIDATION

6.1           Dissolution.

(a)           The Fund shall be dissolved at any time there are no Members, unless the Fund is continued in accordance with the Delaware Act, or upon the occurrence of any of the following events:

(1)	upon the affirmative vote to dissolve the Fund by both (i) the Board and (ii) Members holding at least two-thirds of the total number of Voting Interests eligible to be cast by all Members;

(2)
upon the determination of the Members not to continue the business of the Fund at a meeting called by UBSAdmin in accordance with Section 2.6(c) hereof when no Director remains to continue the business of the Fund or if the required number of Directors is not elected within 60 days after the date on which the last Director ceased to act in that capacity;

(3)
upon the expiration of any two-year period which commences on the date on which any Member has submitted a written notice to the Fund requesting to tender such Member's entire Interest for repurchase by the Fund if such Member has not been permitted to do so at any time during such period;

(4)	upon the determination by the Adviser to dissolve the Fund;

(5)	upon termination of the Investment Advisory Agreement; or

(6)	as required by operation of law.

Dissolution of the Fund shall be effective on the day on which the event giving rise to the dissolution shall occur, but the Fund shall not terminate until the assets of the Fund have been liquidated in accordance with Section 6.2 hereof and the Certificate has been canceled.

6.2	Liquidation of Assets.

(a)           Upon the dissolution of the Fund as provided in Section 6.1 hereof, the Board, acting directly or through a liquidator it selects, shall liquidate, in an orderly manner, the business and administrative affairs of the Fund, except that if the Board is unable to perform this function, a liquidator elected by Members holding a majority of the total number of votes eligible to be cast by all Members shall liquidate, in an orderly manner, the business and administrative affairs of the Fund.  Net Profit and Net Loss during the period of liquidation shall be allocated pursuant to Article V hereof.  The proceeds from liquidation shall, subject to the Delaware Act, be distributed in the following manner:

(1)
in satisfaction (whether by payment or the making of reasonable provision for payment thereof) of the debts and liabilities of the Fund, including the expenses of liquidation (including legal and accounting expenses incurred in connection therewith), but not including debt and liabilities to Members, up to and including the date that distribution of the Fund's assets to the Members has been completed, shall first be paid on a pro rata basis;

(2)	such debts, liabilities or obligations as are owing to the Members shall be paid next in their order of seniority and on a pro rata basis; and

(3)
the Members shall be paid next on a pro rata basis the positive balances of their respective Capital Accounts after giving effect to all allocations to be made to such Members' Capital Accounts for the Fiscal Period ending on the date of the distributions under this Section 6.2(a)(3).

(b)           Anything in this Section 6.2 to the contrary notwithstanding, but subject to the priorities set forth in Section 6.2(a) above, upon dissolution of the Fund, the Board or other liquidator may distribute ratably in kind any assets of the Fund; provided, however, that if any in-kind distribution is to be made (i) the assets distributed in kind shall be valued pursuant to Section 7.3 hereof as of the actual date of their distribution and charged as so valued and distributed against amounts to be paid under Section 6.2(a) above, and (ii) any profit or loss attributable to property distributed in-kind shall be included in the Net Profit or Net Loss for the Fiscal Period ending on the date of such distribution.

ARTICLE VII

ACCOUNTING, VALUATIONS AND BOOKS AND RECORDS

7.1           Accounting and Reports.

(a)           The Fund shall adopt for tax accounting purposes any accounting method which the Board shall decide in its sole discretion is in the best interests of the Fund.  The Fund's accounts shall be maintained in U.S. currency.

(b)           After the end of each taxable year, the Fund shall furnish to each Member such information regarding the operation of the Fund and such Member's Interest as is necessary for Members to complete federal and state income tax or information returns and any other tax information required by federal or state law.

(c)           Except as otherwise required by the 1940 Act, or as may otherwise be permitted by rule, regulation or order, within 60 days after the close of the period for which a report required under this Section 7.1(c) is being made, the Fund shall furnish to each Member a semi-annual report and an annual report containing the information required by the 1940 Act.  The Fund shall cause financial statements contained in each annual report furnished hereunder to be accompanied by a certificate of independent public accountants based upon an audit performed in accordance with generally accepted accounting principles.  The Fund may furnish one or more Members such other periodic reports as it deems necessary or appropriate in its sole discretion.

(d)           Except as set forth specifically in this Section 7.1, no Member shall have the right to obtain any other information about the business or financial condition of the Fund, about any other Member or former Member, including information about the Capital Contribution of a Member, or about the affairs of the Fund.  No act of the Fund, the Adviser, UBSAdmin or any other person that results in a Member being furnished any such information shall confer on such Member or any other Member the right in the future to receive such or similar information or constitute a waiver of, or limitation on, the Fund's ability to enforce the limitations set forth in the first sentence of this Section 7.1(d).

7.2           Determinations By the Board.

(a)           All matters concerning the determination and allocation among the Members of the amounts to be determined and allocated pursuant to Article V hereof, including any taxes thereon and accounting procedures applicable thereto, shall be determined by the Board (either directly or by UBSAdmin, to the extent consistent with its administrative functions, pursuant to delegated authority) unless specifically and expressly otherwise provided for by the provisions of this Agreement or as required by law, and such determinations and allocations shall be final and binding on all the Members.

(b)           The Board may make such adjustments to the computation of Net Profit or Net Loss or any components (withholding any items of income, gain, loss or deduction) comprising any of the foregoing as it considers appropriate to reflect fairly and accurately the financial results of the Fund and the intended allocation thereof among the Members.

7.3           Valuation of Assets.

(a)           Except as may be required by the 1940 Act, the Board shall value or have valued any Securities or other assets and liabilities of the Fund (other than assets invested in Investment Funds) as of the close of business on the last day of each Fiscal Period or more frequently, in the discretion of the Board, in accordance with such valuation procedures as shall be established from time to time by the Board and which conform to the requirements of the 1940 Act.  Assets of the Fund that are invested in Investment Funds managed by the Subadvisers shall be valued in accordance with the terms and conditions of the respective agreements of the Investment Funds.  Assets of the Fund invested in Investment Funds not managed by the Subadvisers shall be valued at fair value in accordance with procedures adopted by the Board.  In determining the value of the assets of the Fund, no value shall be placed on the goodwill or name of the Fund, or the office records, files, statistical data or any similar intangible assets of the Fund not normally reflected in the Fund's accounting records, but there shall be taken into consideration any items of income earned but not received, expenses incurred but not yet paid, liabilities, fixed or contingent, and any other prepaid expenses to the extent not otherwise reflected in the books of account, and the value of options or commitments to purchase or sell Securities or commodities pursuant to agreements entered into prior to such valuation date.

(b)           The value of Securities and other assets of the Fund and the net worth of the Fund as a whole determined pursuant to this Section 7.3 shall be conclusive and binding on all of the Members and all parties claiming through or under them.

ARTICLE VIII

MISCELLANEOUS PROVISIONS

8.1           Amendment of Limited Liability Company Agreement.

(a)           Except as otherwise provided in this Section 8.1, this Agreement may be amended, in whole or in part, with the approval of (i) the Directors (including the vote of a majority of the Independent Directors, if required by the 1940 Act), (ii) UBSAdmin (to the extent consistent with its administrative functions) or (iii) a majority (as defined in the 1940 Act) of the outstanding Voting Interests of the Fund.

(b)           Any amendment that would:

(1)	increase the obligation of a Member to make any contribution to the capital of the Fund;

(2)	reduce the Capital Account of a Member other than in accordance with Article V; or

(3)	modify the events causing the dissolution of the Fund;

may be made only if (i) the written consent of each Member adversely affected thereby is obtained prior to the effectiveness thereof or (ii) such amendment does not become effective until (A) each Member has received written notice of such amendment (except an amendment contemplated in Section 8.1(c)(2) hereof) and (B) any Member objecting to such amendment has been afforded a reasonable opportunity (pursuant to such procedures as may be prescribed by the Board) to tender his or her entire Interest for repurchase by the Fund.

(c)           By way of example only, UBSAdmin at any time without the consent of the Members may:

(1)	restate this Agreement together with any amendments hereto which have been duly adopted in accordance herewith to incorporate such amendments in a single, integrated document;

(2)
amend this Agreement (other than with respect to the matters set forth in Section 8.1(b) hereof) to effect compliance with any applicable law or regulation or to cure any ambiguity or to correct or supplement any provision hereof which may be inconsistent with any other provision hereof; or

(3)
amend this Agreement to make such changes as may be necessary or desirable, based on advice of legal counsel to the Fund, to assure the Fund's continuing eligibility to be classified for U.S. Federal income tax purposes as a partnership which is not treated as a corporation under Section 7704(a) of the Code.

(d)           The Board shall give written notice of any proposed amendment to this Agreement to each Member, which notice shall set forth (i) the text of the proposed amendment or (ii) a summary thereof and a statement that the text thereof will be furnished to any Member upon request.

8.2           Special Power of Attorney.

(a)           Each Member hereby irrevocably makes, constitutes and appoints UBSAdmin and each of the Directors, acting severally, and any liquidator of the Fund's assets appointed pursuant to Section 6.2 hereof with full power of substitution, the true and lawful representatives and attorneys-in-fact of, and in the name, place and stead of, such Member, with the power from time to time to make, execute, sign, acknowledge, swear to, verify, deliver, record, file and/or publish:

(1)	any amendment to this Agreement which complies with the provisions of this Agreement (including the provisions of Section 8.1 hereof);

(2)	any amendment to the Certificate required because this Agreement is amended or as otherwise required by the Delaware Act; and

(3)
all other such instruments, documents and certificates which, in the opinion of legal counsel to the Fund, from time to time may be required by the laws of the United States of America, the State of Delaware or any other jurisdiction in which the Fund shall determine to do business, or any political subdivision or agency thereof, or which such legal counsel may deem necessary or appropriate to effectuate, implement and continue the valid existence and business of the Fund as a limited liability company under the Delaware Act.

(b)           Each Member is aware that the terms of this Agreement permit certain amendments to this Agreement to be effected and certain other actions to be taken or omitted by or with respect to the Fund without such Member's consent.  If an amendment to the Certificate or this Agreement or any action by or with respect to the Fund is taken in the manner contemplated by this Agreement, each Member agrees that, notwithstanding any objection which such Member may assert with respect to such action, the attorneys-in-fact appointed hereby are authorized and empowered, with full power of substitution, to exercise the authority granted above in any manner which may be necessary or appropriate to permit such amendment to be made or action lawfully taken or omitted.  Each Member is fully aware that each Member will rely on the effectiveness of this special power-of-attorney with a view to the orderly administration of the affairs of the Fund.

(c)           This power-of-attorney is a special power-of-attorney and is coupled with an interest in favor of UBSAdmin and each of the Directors, acting severally, and any liquidator of the Fund's assets, appointed pursuant to Section 6.2 hereof, and as such:

(1)
shall be irrevocable and continue in full force and effect notwithstanding the subsequent death or incapacity of any party granting this power-of-attorney, regardless of whether the Fund, the Board or any liquidator shall have had notice thereof; and

(2)
shall survive the delivery of a Transfer by a Member of the whole or any portion of such Member's Interest, except that where the transferee thereof has been approved by the Board for admission to the Fund as a substituted Member, this power-of-attorney given by the transferor shall survive the delivery of such assignment for the sole purpose of enabling the Board or any liquidator to execute, acknowledge and file any instrument necessary to effect such substitution.

8.3           Notices.

Notices which may or are required to be provided under this Agreement shall be made, if to a Member, by regular mail, hand delivery, registered or certified mail return receipt requested, commercial courier service, telex, telecopier or other electronic means, including e-mail, or, if to the Fund, by registered or certified mail, return receipt requested, and shall be addressed to the respective parties hereto at their addresses as set forth on the books and records of the Fund (or to such other addresses as may be designated by any party hereto by notice addressed to the Fund in the case of notice given to any Member, and to each of the Members in the case of notice given to the Fund).  Notices shall be deemed to have been provided when delivered by hand, on the date indicated as the date of receipt on a return receipt or when received if sent by regular mail, e-mail, commercial courier service, telex or telecopier.  A document that is not a notice and that is required to be provided under this Agreement by any party to another party may be delivered by any reasonable means.

8.4           Agreement Binding Upon Successors and Assigns.

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, assigns, executors, trustees or other legal representatives, but the rights and obligations of the parties hereunder may not be Transferred or delegated except as provided in this Agreement and any attempted Transfer or delegation thereof which is not made pursuant to the terms of this Agreement shall be void.

8.5           Applicability of 1940 Act and Form N-2.

The parties hereto acknowledge that this Agreement is not intended to, and does not set forth the substantive provisions contained in the 1940 Act and the Form N-2 which affect numerous aspects of the conduct of the Fund's business and of the rights, privileges and obligations of the Members.  Each provision of this Agreement shall be subject to and interpreted in a manner consistent with the applicable provisions of the 1940 Act and the Form N-2.

8.6           Choice of Law; Arbitration.

(a)           Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed under the laws of the State of Delaware, including the Delaware Act, without regard to the conflict of law principles of such State.

(b)           Each Member agrees to submit all controversies arising between or among Members or one or more Members and the Fund in connection with the Fund or its businesses or concerning any transaction, dispute or the construction, performance or breach of this or any other agreement, whether entered into prior to, on or subsequent to the date hereof, to arbitration in accordance with the provisions set forth below.  Each Member understands that:

(1)	arbitration is final and binding on the parties;

(2)	the parties are waiving their rights to seek remedies in court, including the right to jury trial;

(3)	pre-arbitration discovery is generally more limited than and different from court proceedings;

(4)	the arbitrator's award is not required to include factual findings or legal reasoning and a party's right to appeal or to seek modification of rulings by arbitrators is strictly limited; and

(5)	a panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

(c)           Controversies shall be determined by arbitration before, and only before, an arbitration panel convened by The New York Stock Exchange, Inc. ("NYSE") or the National Association of Securities Dealers, Inc. (the "NASD"), to the fullest extent permitted by law.  The parties may also select any other national securities exchange's arbitration forum upon which a party is legally required to arbitrate the controversy, to the fullest extent permitted by law.  Such arbitration shall be governed by the rules of the organization convening the panel, to the fullest extent permitted by law.  Judgment on any award of any such arbitration may be entered in the Supreme Court of the State of New York or in any other court having jurisdiction over the party or parties against whom such award is rendered.  Each Member agrees that the determination of the arbitrators shall be binding and conclusive upon them.

(d)           No Member shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action unless and until: (i) the class certification is denied; or (ii) the class is decertified; or (iii) the Member is excluded from the class by the court.  The forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Agreement except to the extent stated herein.

8.7           Not for Benefit of Creditors.

The provisions of this Agreement are intended only for the regulation of relations among past, present and future Members, UBSAdmin, the Adviser, officers of the Fund, Directors and the Fund.  This Agreement is not intended for the benefit of non-Member creditors and no rights are granted to non-Member creditors under this Agreement (except as provided in Section 3.7).

8.8           Consents.

Any and all consents, agreements or approvals provided for or permitted by this Agreement shall be in writing and a signed copy thereof shall be filed and kept with the books of the Fund.

8.9           Merger and Consolidation.

(a)           Notwithstanding any other provision of this Agreement, the Fund may merge or consolidate with or into one or more limited liability companies formed under the Delaware Act or other business entities (as defined in Section 18-209(a) of the Delaware Act) pursuant to an agreement of merger or consolidation which has been approved by a majority of the Directors, without the consent of any other Member or person being required.

(b)           Notwithstanding anything to the contrary contained elsewhere in this Agreement, an agreement of merger or consolidation approved in accordance with Section 18-209(b) of the Delaware Act may (i) effect any amendment to this Agreement, (ii) effect the adoption of a new limited liability company agreement for the Fund if it is the surviving or resulting limited liability company in the merger or consolidation, or (iii) provide that the limited liability company agreement of any other constituent limited liability company to the merger or consolidation (including a limited liability company formed for the purpose of consummating the merger or consolidation) shall be the limited liability company agreement of the surviving or resulting limited liability company.

8.10           Pronouns.

All pronouns shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons, firm or corporation may require in the context thereof.

8.11           Confidentiality.

(a)           Each Member covenants that, except as required by applicable law or any regulatory body, it will not divulge, furnish or make accessible to any other person the name or address (whether business, residence or mailing) of any Member (collectively, "Confidential Information") without the prior written consent of the Board, which consent may be withheld in its sole discretion.

(b)           Each Member recognizes that in the event that this Section 8.11 is breached by any Member or any of its principals, partners, members, directors, officers, employees or agents or any of its affiliates, including any of such affiliates' principals, partners, members, directors, officers, employees or agents, irreparable injury may result to the non-breaching Members and the Fund.  Accordingly, in addition to any and all other remedies at law or in equity to which the non-breaching Members and the Fund may be entitled, such Members also shall have the right to obtain equitable relief, including, without limitation, injunctive relief, to prevent any disclosure of Confidential Information, plus reasonable attorneys' fees and other litigation expenses incurred in connection therewith.

(c)           Notwithstanding anything to the contrary in this Agreement, the Fund, the Board and UBSAdmin shall have the right to keep confidential from the Members for such period of time as it deems reasonable any information which the Board or UBSAdmin reasonably believes to be in the nature of trade secrets or other information the disclosure of which the Board or UBSAdmin in good faith believes is not in the best interest of the Fund or could damage the Fund or its business or which the Fund is required by law or by agreement with a third party to keep confidential.

8.12           Certification of Non-Foreign Status.

Unless such certification is not deemed necessary by UBSAdmin, each Member or transferee of an Interest from a Member that is admitted to the Fund in accordance with this Agreement shall certify, upon admission to the Fund and at such other time thereafter as the Board may request, whether he or she is a "United States Person" within the meaning of Section 7701(a)(30) of the Code on forms to be provided by the Fund, and shall notify the Fund within 30 days of any change in such Member's status.  Any Member who shall fail to provide such certification when requested to do so by the Board may be treated as a non-United States Person for purposes of U.S. Federal tax withholding.

8.13           Severability.

If any provision of this Agreement is determined by a court of competent jurisdiction not to be enforceable in the manner set forth in this Agreement, each Member agrees that it is the intention of the Members that such provision should be enforceable to the maximum extent possible under applicable law.  If any provisions of this Agreement are held to be invalid or unenforceable, such invalidation or unenforceability shall not affect the validity or enforceability of any other provision of this Agreement (or portion thereof).

8.14           Entire Agreement.

This Agreement (including the Schedule attached hereto which is incorporated herein) constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.  It is hereby acknowledged and agreed that the Board, without the approval of any Member may enter into written agreements ("Other Agreements") with Members, executed contemporaneously with the admission of such Members to the Fund, effecting the terms hereof or of any application in order to meet certain requirements of such Members.  The parties hereto agree that any terms contained in an Other Agreement with a Member shall govern with respect to such Member notwithstanding the provisions of this Agreement or of any application.

8.15           Discretion.

Notwithstanding anything to the contrary in this Agreement or any agreement contemplated herein or in any provisions of law or in equity, whenever in this Agreement, a person is permitted or required to make a decision (i) in its "sole discretion" or "discretion" or under a grant of similar authority or latitude, such person shall be entitled to consider only such interests and factors as it desires, including its own interests, and shall, to the fullest extent permitted by law, have no duty or obligation to give any consideration to any interest of or factors affecting the Fund or the Members, or (ii) in its "good faith" or under another express standard, then such person shall act under such express standard.

8.16           Counterparts.

This Agreement may be executed in several counterparts, all of which together shall constitute one agreement binding on all parties hereto, notwithstanding that all the parties have not signed the same counterpart.

8.17           Tax Matters Partner.

UBSAdmin hereby is designated as the "tax matters partner" under the Code for the Fund.

THE UNDERSIGNED ACKNOWLEDGES HAVING READ THIS AGREEMENT IN ITS ENTIRETY BEFORE SIGNING, INCLUDING THE PRE-DISPUTE ARBITRATION CLAUSES SET FORTH IN SECTION 8.6 ON PAGES A-28-A-29 AND THE CONFIDENTIALITY CLAUSES SET FORTH IN SECTION 8.11 ON PAGE A-30.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day and year first above written.

ORGANIZATIONAL MEMBER:

/s/ Mitchell A. Tanzman
Mitchell A. Tanzman

UBS FUND ADVISOR, L.L.C.,
as Adviser and UBSAdmin:

By:/s/ Michael Mascis
Name: Michael Mascis
Title: Authorized Person

ADDITIONAL MEMBERS:

Each person who has signed or has had signed on its behalf a Member Signature Page, which shall constitute a counterpart hereof.

The undersigned understand and agree to the provisions of this Agreement pertaining to the obligations of Directors.

/s/ Meyer Feldberg
Meyer Feldberg, Director

/s/ George W. Gowen
George W. Gowen, Director

/s/ Stephen H. Penman
Stephen H. Penman, Director

SCHEDULE I

Directors

Name and Address

Virginia A. Breen c/o UBS Financial Services Inc. 1285 Avenue of the Americas New York, New York 10019

Meyer Feldberg c/o UBS Financial Services Inc. 1285 Avenue of the Americas New York, New York 10019

George W. Gowen c/o UBS Financial Services Inc. 1285 Avenue of the Americas New York, New York 10019

Stephen H. Penman c/o UBS Financial Services Inc. 1285 Avenue of the Americas New York, New York 10019

AMENDMENT TO
UBS MULTI-STRAT FUND, L.L.C.
LIMITED LIABILITY COMPANY AGREEMENT

THIS AMENDMENT, dated as of April 11, 2008 (this "Amendment"), is made pursuant to Section 8.1(a)(i) of the Limited Liability Company Agreement dated as of June 7, 2004 (as previously amended, the "Agreement"), of UBS Multi-Strat Fund, L.L.C. (the "Fund").

WHEREAS, a certificate of formation of the Fund, a limited liability company under the laws of the State of Delaware, was filed with the Delaware Secretary of State on February 4, 2004.

WHEREAS, at a meeting held on February 26, 2008, the Directors approved the amendment of certain provisions of the Agreement, as set forth herein.

NOW, THEREFORE, the Directors hereby agree as follows:

SECTION 1.                      Amendments.  The Agreement shall be amended as follows:

1.1           Section 5.8 shall be deleted in its entirety and replaced with the following:

"Section 5.8 Tax Allocations.

For each fiscal year, items of income, deduction, gain, loss or credit shall be allocated for income tax purposes among the Members in such manner as to reflect equitably amounts credited or debited to each Member's Capital Account(s) for the current and prior Fiscal Year (or relevant portions thereof).  Allocations under this Section 5.8 shall be made pursuant to the principles of Section 704(b) and 704(c) of the Code, and Regulations Sections 1.704-1(b)(2)(iv)(f) and (g), 1.704-1(b)(4)(i) and 1.704-3(e) promulgated thereunder, as applicable, or the successor provisions to such Section and Regulations.  Notwithstanding anything to the contrary in this Agreement, there shall be allocated to the Members such gains or income as shall be necessary to satisfy the "qualified income offset" requirements of Regulations Section 1.704-1(b)(2)(ii)(d).

If the Fund realizes ordinary income and/or capital gains (including short-term capital gains) for Federal income tax purposes (collectively, "income"), or deductions, ordinary losses and/or capital losses (including long-term capital losses) for Federal income tax purposes (collectively, "losses") for any Fiscal Year during or as of the end of which one or more Members withdraw from the Fund pursuant to Articles IV or VI hereof, the Board may elect to allocate specially such income or losses to any such withdrawing Member up to an amount by which the total of such Member's Capital Account as of the effective date of withdrawal exceeds or is less than its "adjusted tax basis," for Federal income tax purposes, in its Interest as of such time (determined without regard to any adjustments made to such "adjusted tax basis" by reason of any transfer or assignment of such Interest, including by reason of death and without regard to such Member's share of the liabilities of the Fund under Section 752 of the Code)."

SECTION 2.                      Continued Effect.  Except as expressly amended in Section 1, the Agreement shall continue in full force and effect without change.

IN WITNESS WHEREOF, this Amendment has been executed as of the date written above.

UBS FUND ADVISOR, L.L.C.,
as attorney-in-fact

By:	/s/ Robert Aufenanger
Name: Robert Aufenanger
Title: Principal Accounting Officer

SIGNATURE REQUIRED
ONLY COMPLETE THIS CERTIFICATE IF YOU HAVE RECEIVED AN O'CONNOR FUND OF FUNDS: AGGREGATED ALPHA STRATEGIES LLC PROSPECTUS AND IF YOU WISH TO INVEST IN THE FUND.  IF YOU DO NOT WISH TO INVEST IN THE FUND, ANY FUNDS HELD IN ESCROW WILL BE RETURNED.  Please promptly return a completed Investor Certification to your Financial Advisor.  This Investor Certification must be received FOUR BUSINESS DAYS prior to month's end in order to invest in the Fund's next monthly closing.

O'CONNOR FUND OF FUNDS: AGGREGATED ALPHA STRATEGIES LLC INVESTOR CERTIFICATION
This Certificate relates to a potential investment in O'Connor Fund of Funds: Aggregated Alpha Strategies LLC (the "Fund").

I hereby certify that I am:  (A) a natural person, who either individually or together with my spouse has a net worth in excess of $2 million (the "Net Worth Requirement"); (B) an irrevocable trust that meets the Net Worth Requirement; (C) a revocable trust and each grantor of the trust meets the Net Worth Requirement; (D) an employee benefit plan (a "Plan") that meets the Net Worth Requirement; (E) a participant-directed Plan and the person making the investment meets the Net Worth Requirement; (F) a corporation, partnership, limited liability company or other entity that meets the Net Worth Requirement that is not (i) a registered investment company, (ii) an entity which is excluded from the definition of Investment Company under Section 3(a) of the Investment Company Act of 1940 based on Section 3(c)(1) because it is a non-publicly offered entity whose securities are beneficially owned by not more than 100 persons, or (iii) a business development company; or (G) an entity referred to in clause F(i), (ii) or (iii) above, and each equity owner meets the Net Worth Requirement. I am not a charitable remainder trust.  As used herein, the term "net worth" means the excess of total assets at fair market value over total liabilities.  In calculating "net worth":  (i) exclude the fair market value of your primary residence; (ii) count as a liability any indebtedness secured by your primary residence in excess of its fair market value; and (iii) count as a liability any indebtedness secured by your primary residence in the 60 days prior to subscribing for this investment, unless such indebtedness was incurred as a result of the acquisition of your primary residence.

I understand that it may be a violation of law for me to provide this Certificate if I know that it is not true.  I have read Fund's prospectus dated [_____], 2013 (the "Prospectus"), including the investor qualification and investor suitability provisions contained therein.  I understand that an investment in the Fund involves a considerable amount of risk and that I may lose some or all of my investment.  I acknowledge that in making a decision to invest in the Fund, I have relied solely upon the Prospectus, the Fund's Limited Liability Company Agreement (the "Agreement") and my independent investigation.  I have evaluated the risks of investing, understand there are substantial risks of loss, and have determined that an investment is suitable for me.  I understand that there is very limited liquidity associated with an investment in the Fund and I have carefully read and understand the "Redemptions, Repurchases of Interest and Transfers" section in the Prospectus.  I understand that I may not be able to withdraw from the Fund as I want or have a need to.

I am NOT (A) a non-resident alien or (B) a foreign corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Internal Revenue Code of 1986, as amended, including income tax regulations (the "Code")) for purposes of U.S. Federal income taxation.  I agree to notify the Fund within 30 days of the date that I become a foreign person or entity.  I further certify that my name, U.S. tax identification number, home address (in the case of an individual) and business address (in the case of an entity), as they appear in your records, are true and correct.  I understand that these certifications, which are made under penalty of perjury, may be disclosed to the Internal Revenue Service and that any false statement contained in this paragraph could be punished by fine and/or imprisonment.

If I am a Plan, an IRA or another benefit plan investor (a "Benefit Plan"), I have consulted counsel as necessary concerning the propriety of making an investment in the Fund and its appropriateness under ERISA and the Code, and the fiduciary executing this certification on behalf of the Benefit Plan (the "Fiduciary"), which for an IRA, is the individual that established the IRA, represents and warrants that:  A) the Fiduciary has considered the following items and has determined that an investment is consistent with the Fiduciary's responsibilities under ERISA:  i) the Fiduciary's investment standards under ERISA in the context of the Benefit Plan's particular circumstances; ii) the permissibility of an investment under the documents governing the Benefit Plan and the Fiduciary; and iii) the risks associated with an investment and the fact that the Undersigned will be unable to redeem the investment except as set forth in the Prospectus; B) the Fiduciary:  i) is solely responsible for the decision to invest; ii) is independent of the Fund, UBS Financial Services Inc. ("UBSFS"), the Adviser, the Directors, or any of their affiliates (collectively, the "Affiliates"); iii) is qualified to make such investment decision; and iv) in making such decision, has not relied as the primary basis for its decision to invest in the Fund on any advice or recommendation of the Affiliates; and C) if UBS Trust Company is the corporate trustee of the Benefit Plan, the Fiduciary has directed UBS Trust Company to execute this certification and the Fiduciary agrees that all of the representations and covenants made hereunder apply solely to the Fiduciary and the Benefit Plan and not to UBS Trust Company.

I understand that the Fund and its affiliates are relying on the Certificate and agreements made herein in determining my qualification and suitability as an investor in the Fund. I understand that an investment in the Fund is not appropriate for, and may not be acquired by, any person who cannot make this certification, and I indemnify the Fund, UBSFS, the Adviser, the Directors, or any of their affiliates, against any losses that they may incur, and hold them harmless from any liability that may arise as a result of this Certificate being untrue in any respect.

By signing below, I ("Investor") confirm that, as of the date of my investment and as of this date, the investment objective and primary risk profile applicable to such investment in the Fund are, respectively, "capital appreciation" and "aggressive".  This objective and risk profile is applicable only to this investment and may differ from the investment goals and risk tolerance for the overall portfolio and the brokerage account in which this investment is held. I understand that an investment in the Fund may impact my future liquidity (either long or short-term) and represent that my investment goals are consistent with the time frame of the investment.  I understand that UBSFS has entered into a placement agreement with the manager of the Fund, pursuant to which UBSFS will receive a substantial fee for its services from the manager, which may constitute a majority of the management fee otherwise received by the manager from the Fund with respect to such clients, and that such fee shall be payable to UBSFS with respect to clients that have invested in the Fund for as long as such clients remain invested in the Fund.  The Investor agrees to keep confidential any information disclosed to Investor by UBSFS and its Financial Advisor relating to interests in the Fund.  Notwithstanding anything expressed or implied to the contrary herein, the Investor is authorized to disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated herein and all materials of any kind (including opinions or other tax analyses) that are provided relating to such tax treatment and tax structure. I will be subject to a placement fee charged by UBSFS of 2% (subject to waiver by UBSFS in certain limited circumstances) of my Investment Amount (including any additional subscriptions), which will not constitute assets of the Fund, but will be payable in addition to my Investment Amount.  If the Placement Fee is reduced by agreement between UBSFS and the Investor, then the reduced Placement Fee to which the Investor has agreed will be reflected on the UBS trade confirmation.  The Investor confirms that the Placement Fee has been discussed with his/her/its Financial Advisor and any additional questions will be addressed if requested.  No Placement Fee is charged if this investment is made through a UBS advisory program. I authorize (1) the debit of funds, from the UBS account specified herein or any other account maintained for the Investor at UBSFS ("Accounts"), any payments required to be made in connection with an investment in the Fund and (2) the credit of any funds to the Investor's Accounts, including any distributions made by the Fund.

I acknowledge that UBSFS and its agents and affiliates may receive requests for information from the Fund to comply with such demands that call for the disclosure of non-public personal information about me that is related or unrelated to my investment in the Fund. I acknowledge and agree that UBSFS and its agents and affiliates may disclose, at its discretion, such non-public account information in response to such requests. I further acknowledge that the Fund may provide any and all account information relating to my investment in the Fund to UBSFS and my UBSFS Financial Advisor (current or future). I understand that the Fund and its affiliates are relying on this Certificate and agreements made herein in determining my qualification and suitability as an investor in the Fund. I understand that an investment in the Fund is not appropriate for, and may not be acquired by, any person who cannot make this certification, and I indemnify the Fund, UBSFS, the Adviser, the Trustees, or any of their affiliates, against any losses that they may incur, and hold them harmless from any liability that may arise as a result of this Certificate being untrue in any respect.  I understand the meaning and legal consequences of the representations, warranties, agreements, covenants, and confirmations set out herein and in the Fund's Subscription Agreement and agrees that the subscription made hereby may be accepted in reliance thereon.  I agree to indemnify and hold harmless UBSFS, including its respective directors, officers, employees and any of its affiliates and service providers (collectively, the "Indemnified Party") from and against any and all loss, damage, liability or expense, including costs and attorneys' fees and disbursements, which the Indemnified Party may incur by reason of, or in connection with, any representation or warranty made herein or in any other document provided by the Investor not having been true when made, any misrepresentation made by the Investor or any failure by the Investor to fulfill any of the covenants or agreements set forth herein or in any other document provided by the Investor to the Fund's investment adviser, general partner, the Fund or any of their affiliates.

☐	Please check this box if this is an additional investment in the Fund.	Investment Amount: $

UBS Account Number:	SSN/TAX ID Number:

Client Signatures (please sign below):

Signature	Date	Additional Investor Signature (e.g., joint tenants)	Date

Print Name		Print Name of Additional Investor

For Financial Advisors and Branch Managers

I.	Investor Suitability:

With regard to the proposed investment of the aforementioned client in the Fund, I, as Financial Advisor to the client, by signing below, certify that I have:

(1)
informed the client of all pertinent facts relating to the liquidity and transferability of the Fund, including the obligation to maintain sufficient liquidity to meet ongoing capital calls (if the Fund has a capital call structure) on potentially short notice and that the investment may impact the client's future liquidity;

(2)
reasonable grounds to believe (on the basis of information obtained from the client concerning the client's age, investment objectives, investment experience, income, net worth, financial situation and needs, other investments and any other information known by me, including the attached CAI) that:

(a)	the Fund being subscribed for is suitable and appropriate for the client;

(b)	the client meets all applicable minimum income, net worth, liquid assets and other objective suitability standards;

(c)
the client can reasonably benefit (including realizing any intended tax benefit, if applicable) from the Fund based on the client's financial position, overall investment objectives and portfolio structure;

(d)	the client can bear the economic risks of the investment in the Fund;

(e)	the client's goals are consistent with the time frame of the investment; and

(f)	the client appears to have an understanding of:

(i)	the fundamental risks of the Fund (including that the client may lose his or her entire investment);

(ii)	the restrictions on the liquidity and transferability of the Fund;

(iii)	the background and qualifications of the sponsor(s) and investment manager(s) of the Fund; and

(iv)	the tax consequences with respect to an investment in the Fund; and

(3)
obtained a valid and duly completed Form W-9 or W-8, as applicable, or successor form thereto, signed under penalties of perjury by the client and I have properly placed such Form on file pursuant to internal UBS policy.

Regarding Item 2(b) above, in the event that the client is an entity (such as a trust or partnership) that does not itself meet the minimum investment requirements (such as net worth) I have ascertained from the appropriate parties (such as the client's trustee or general partner) that all of the client's beneficial owners meet such requirements.

Will this investment result in the client holding more than 30% of his net worth as evidenced on CAI in Alternative Investments?           □ YES  □ NO

By signing below, the undersigned FA acknowledges that the undersigned knows directly of his or her own knowledge that the Fund's governing documents have been previously delivered to the investor.

__________ Initial
If I assisted the client in completing any information that is required to be provided by the client in the Investor Application, I have done so pursuant to the client's authorization and direction solely based upon information that has been provided to me by the client. If I did not assist the client in completing any information in the Investor Application, I certify that I have reviewed the completed Investor Application Form, and I agree that all the information in connection with the client's investment in the Fund that is provided by the client is correct and accurate.

II.	Financial Advisor Signature (Please Sign Below):

Print Name of Financial Advisor: _________________________________	Account #: ____________________________________________________

Financial Advisor Signature: ____________________________________	Placement Fee: % (2%, waivable in limited circumstances)
(Fee will be charged in addition to Capital Contribution.)

Date: (MUST BE COMPLETED)

Note: If instructed, the CAI Statement that accompanies this form must be dated before or the same day this application is signed.	Branch Code/FA #/Division: _______________________________________

Financial Advisors must reconcile the information	Financial Advisor Telephone #: _____________________________________
listed on this application with the client's account
records, including updating the client's net worth,
objectives and any other relevant information.	Financial Advisor E-mail Address: ___________________________________

III.	Branch Manager Signature:

I certify that I have reviewed the completed Investor Suitability and Investor Qualifications sections above, the client Investor Application Form and CAI, and if applicable, the "Country Qualifications" appendix to the Memorandum or the Subscription Agreement and any applicable supplement thereto or set forth in the instructions on the UBS intranet and I agree, based upon the information known to me, with the Financial Advisor's determination that the investment being subscribed for is suitable and appropriate for the client. I agree that, if the Financial Advisor assisted the client in completing any information that is required to be provided by the client in the Investor Application, based upon information known to me, that the Financial Advisor has done so pursuant to the client's authorization and direction solely based upon information that has been provided to the Financial Advisor by the client.

By signing below, if applicable, I have determined that (1) if the proposed investment is for an Access Person's (as defined in the UBS Financial Services Inc. Investment Adviser Code of Ethics) employee or employee-related account, my signature evidences my pre-approval of the trade and that (2) the Access Person's proposed investment:  a) will not unfairly limit the ability of eligible clients of UBS Financial Services Inc. ("the Firm") to participate in the proposed investment and (b) does not present a material conflict with the interests of the Firm's clients or the Firm.

Print Name of Branch Manager: _________________________________

Branch Manager Signature: ____________________________________	Date: (MUST BE COMPLETED)

If the above named account is a UBS Financial Services Inc. IRA, then the Branch Manager, as a result, also signs as the custodian of the IRA and accepts and agrees to this subscription.	Note: If instructed, the CAI Statement that accompanies this form must be dated before or the same day this application is signed.

PLACEMENT FEE APPROVAL SECTION – THIS SECTION IS ONLY REQUIRED IF A REDUCED PLACEMENT FEE IS CHARGED

To be completed by Complex Director or Complex Admin Manager as Delegate (if necessary)

By signing below you have agreed and accepted the reduced placement fee above.

If you do not agree to the reduced placement fee, please inform the branch who is responsible for contacting AI Investor Service. Call AI Investor Services (800) 580-2359 option #1 for questions.

Print Name of Complex Director: _________________________________

Complex Director Signature: ____________________________________	Date: (MUST BE COMPLETED)

The information in this Statement of Additional Information is not complete and may be changed.  These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective.  The Statement of Additional Information is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated March 1, 2013

STATEMENT OF ADDITIONAL INFORMATION

O'CONNOR FUND OF FUNDS:  AGGREGATED ALPHA STRATEGIES LLC

677 Washington Boulevard
Stamford, Connecticut 06901
(203) 719-1428
toll-free (888) 793-8637
—————————
[_____], 2013
—————————

This Statement of Additional Information ("SAI") is not a prospectus.  This SAI relates to and should be read in conjunction with the prospectus of O'Connor Fund of Funds:  Aggregated Alpha Strategies LLC (the "Fund"), dated [_____], 2013.  A copy of the Fund's prospectus may be obtained by contacting the Fund at the telephone numbers or address set forth above.  Defined terms used herein, and not otherwise defined herein, have the same meanings as in the prospectus.

TABLE OF CONTENTS

Page
ADDITIONAL INVESTMENT POLICIES	1
REPURCHASES AND TRANSFERS OF INTERESTS	17
DIRECTORS	19
CODE OF ETHICS	26
PROXY VOTING POLICIES AND PROCEDURES	26
INVESTMENT ADVISORY SERVICES	27
CONFLICTS OF INTEREST	31
TAX ASPECTS	36
ERISA CONSIDERATIONS	56
BROKERAGE	58
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND LEGAL COUNSEL	58
CUSTODIAN	59
SUMMARY OF LLC AGREEMENT	59
FINANCIAL STATEMENTS	61

ADDITIONAL INVESTMENT POLICIES

The investment objective and principal investment strategies of O'Connor Fund of Funds:  Aggregated Alpha Strategies LLC (the "Fund"), as well as the principal risks associated with the Fund's investment strategies, are set forth in the prospectus.  Capitalized terms used but not defined herein, have the meanings assigned to them in the Fund's prospectus.  Certain additional investment information is set forth below.

Fundamental Policies

The Fund's stated fundamental policies, which may be changed only by the affirmative vote of a majority of the outstanding voting securities of the Fund ("Interests"), are listed below.  For the purposes of this statement of additional information ("SAI"), "majority of the outstanding voting securities of the Fund" means the vote, at an annual or special meeting of securityholders duly called, (a) of 67% or more of the voting securities present at such meeting, if the holders of more than 50% of the outstanding voting securities of the Fund are present or represented by proxy; or (b) of more than 50% of the outstanding voting securities of the Fund, whichever is the less.  The Fund may not:

•
Borrow money, except to the extent permitted under the Investment Company Act of 1940, as amended (the "Investment Company Act") (which currently limits borrowing to no more than 33-1/3% of the value of the Fund's total assets).

•
Issue senior securities, except to the extent permitted under the Investment Company Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33-1/3% of the value of the Fund's total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund's total assets).

•
Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended, in connection with the disposition of its portfolio securities.

•
Make loans, except through purchasing fixed-income securities, lending portfolio securities or entering into repurchase agreements in a manner consistent with the Fund's investment policies or as otherwise permitted under the Investment Company Act.

•
Purchase, hold or deal in real estate, except that the Subadvisers may invest in securities or other instruments that are secured by real estate, or securities of companies that invest or deal in real estate or interests in real estate or are engaged in a real estate business.

•
Invest in physical commodities or commodity contracts, except that the Fund and the Subadvisers may purchase and sell commodity index-linked derivative instruments, such as commodity swap agreements, commodity options, futures and options on futures and structured notes that provide exposure to the investment returns of the commodities markets, including foreign currency markets.

•
Invest more than 25% of the value of its total assets in the securities of issuers in any single industry, except that U.S. Government securities may be purchased without limitation.  For purposes of this investment restriction, the Investment Funds are not considered a part of an industry.  The Fund may invest in Investment Funds that may concentrate their assets in one or more industries.  The Fund will consider the concentration of the Investment Funds in determining compliance with this policy.

•	Invest in securities of other investment companies, except to the extent permitted by the Investment Company Act.

With respect to these investment restrictions, and other policies described in this SAI, the Fund will look through the Investment Funds managed by Subadvisers to their underlying securities.  If a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund's total assets, unless otherwise stated, will not constitute a violation of such restriction or policy.

The types of securities or investment techniques that may be employed by the Fund in accordance with the Investment Company Act, which may give rise to senior securities within the meaning of the Investment Company Act, include:  short sales, certain options, futures, forward and swap contracts, reverse repurchase agreements, and when-issued or delayed delivery securities.

The Fund's investment objective is fundamental and may not be changed without the vote of a majority (as defined by the Investment Company Act) of the Fund's outstanding voting securities.

Certain Portfolio Securities and Other Operating Policies

Equity Securities

An Investment Manager's investment portfolio may include long and short positions in common stocks, preferred stocks and convertible securities.  Investment Managers may focus on investments within specific sectors, countries and/or regions.  Investment Managers also may invest in depositary receipts relating to foreign securities.  See "—Foreign Securities" below.  Equity securities fluctuate in value in response to many factors, including the activities and financial condition of individual companies, the business market in which individual companies compete and general market and economic conditions.

The Investment Managers generally may invest in equity securities without restriction as to market capitalization, such as those issued by smaller capitalization companies, including micro cap companies.  The prices of the securities of some of these smaller companies may be subject to more abrupt or erratic market movements than larger, more established companies, because they typically are traded in lower volume and the issuers typically are more subject to changes in earnings and prospects.  The Investment Managers may purchase securities in all available securities trading markets, including initial public offerings and the aftermarket.

The Investment Managers' investments in equity securities may include securities that are listed on securities exchanges as well as unlisted securities that are traded over-the-counter.  Equity securities of companies traded over-the-counter may not be traded in the volumes typically found on a national securities exchange.  Consequently, an Investment Manager may be required to dispose of such securities over a longer (and potentially less favorable) period of time than is required to dispose of the securities of listed companies.

Fixed-Income Securities

Some Investment Managers may invest in fixed-income securities.  The Investment Managers typically will invest in these securities when their yield and potential for capital appreciation are considered sufficiently attractive or in connection with convertible arbitrage strategies, and also may invest in these securities for defensive purposes and to maintain liquidity.  These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations.  Fixed-income securities are subject to the risk of the issuer's inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to the risk of price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness or financial condition of the issuer and general market liquidity (i.e., market risk).

The Investment Managers may invest in both investment grade and non-investment grade debt securities.  Investment grade debt securities are securities that have received a rating from at least one nationally recognized statistical rating organization ("NRSRO") in one of the four highest rating categories or, if not rated by any NRSRO, have been determined by the Investment Manager to be of comparable quality.  Non-investment grade debt securities are considered by the NRSRO to be predominantly speculative with respect to the issuer's capacity to pay interest and repay principal.  Non-investment grade debt securities in the lowest rating categories may involve a substantial risk of default or may be in default.  Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of the issuers of non-investment grade debt securities to make principal and interest payments than is the case for higher grade debt securities.  In addition, the market for lower grade debt securities may be thinner and less liquid than for higher grade debt securities.

Some Investment Managers may invest in mortgage-backed securities.  The investment characteristics of mortgage-backed securities differ from traditional debt securities.  Among the major differences are that interest and principal payments on mortgage-backed securities are made more frequently, usually monthly, and that principal may be prepaid at any time because the underlying loans or other assets generally may be prepaid at any time.  The adverse effects of prepayments may affect the Fund indirectly in two ways.  First, particular investments may experience outright losses, as in the case of an interest-only security in an environment of faster than expected actual or anticipated prepayments.  Second, particular investments may underperform relative to hedges that the Investment Funds may have entered into for these investments, resulting in a loss to the Investment Fund.  In particular, prepayments (at par) may limit the potential upside of many mortgage-backed securities to their principal or par amounts, whereas their corresponding hedges often have the potential for large losses.

Some Investment Managers also may invest in structured notes, variable rate mortgage-backed securities (including adjustable-rate mortgage securities, which are backed by mortgages with variable rates) and certain classes of collateralized mortgage obligation derivatives (under which the rate of interest payable varies with a designated rate or index).  The value of these investments is tied closely to the absolute levels of such rates or indices, or the market's perception of anticipated changes in those rates or indices.  This introduces additional risk factors related to the movements in specific indices or interest rates that may be difficult or impossible to hedge, and which also interact in a complex fashion with prepayment risks.

Some Investment Managers may invest in asset-backed securities, which use securitization techniques similar to mortgage-backed securities.  These securities include debt securities and securities with debt-like characteristics.  The collateral for these securities has included home equity loans, automobile and credit card receivables, boat loans, computer leases, airplane leases, mobile home loans, recreational vehicle loans and hospital account receivables.  Risks associated with asset-backed securities are largely similar to those of mortgage-backed securities; however, these securities may provide an Investment Fund (and, thus, the Fund) with a less effective security interest in the related collateral than do mortgage-backed securities.  Therefore, there is the possibility that recoveries on the underlying collateral may not, in some cases, be available to support payments on such asset-backed securities.

Foreign Securities

General.  Some Investment Managers will invest in securities of foreign issuers and in depositary receipts, such as American Depositary Receipts and American Depositary Shares (collectively, "ADRs"), Global Depositary Receipts and Global Depositary Shares ("GDRs") and other forms of depositary receipts.  ADRs are receipts typically issued by a United States bank or trust company which evidence ownership of underlying securities issued by a foreign corporation.  GDRs are receipts issued outside the United States typically by non-United States banks and trust companies that evidence ownership of either foreign or domestic securities.  Generally, ADRs in registered form are designed for use in the United States securities markets and GDRs in bearer form are designed for use outside the United States.

These securities may be purchased through "sponsored" or "unsponsored" facilities.  A sponsored facility is established jointly by the issuer of the underlying security and a depositary.  A depositary may establish an unsponsored facility without participation by the issuer of the deposited security.  Holders of unsponsored depositary receipts generally bear all the costs of such facilities, and the depositary of an unsponsored facility frequently is under no obligation to distribute shareholder communications received from the issuer of the deposited security or to pass through voting rights to the holders of such receipts in respect of the deposited securities.

Foreign securities in which the Investment Managers may invest may be listed on foreign securities exchanges or traded in foreign over-the-counter markets or may be purchased in private placements and not be publicly traded.  Investments in foreign securities are affected by risk factors generally not thought to be present in the United States.  Some of these factors are listed in the prospectus under "Risk Factors—The Investment Funds' Foreign Investments Involve Risk of Loss."

Some Investment Managers may hedge against foreign currency risks, including the risk of changing currency exchange rates, which could reduce the value of certain of the Investment Fund's foreign currency denominated portfolio securities irrespective of the underlying investment.  The Investment Funds may enter into forward currency exchange contracts ("forward contracts") for hedging purposes and non-hedging purposes to pursue its investment objective.  Forward contracts are transactions involving an Investment Fund's obligation to purchase or sell a specific currency at a future date at a specified price.  Forward contracts may be used by the Investment Managers for hedging purposes to protect against uncertainty in the level of future foreign currency exchange rates, such as when the Investment Manager anticipates purchasing or selling a foreign security.  This technique would allow an Investment Manager to "lock in" the U.S. dollar price of the security.  Forward contracts also may be used to attempt to protect the value of an Investment Fund's existing holdings of foreign securities.  There may be, however, imperfect correlation between an Investment Fund's foreign securities holdings and the forward contracts entered into with respect to such holdings.  Forward contracts also may be used for non-hedging purposes, such as when an Investment Manager anticipates that particular foreign currencies will appreciate or depreciate in value, even though securities denominated in such currencies are not then held in the Investment Fund's investment portfolio.  See "—Special Investment Techniques."

Some Investment Funds in which the Adviser intends to invest may be denominated in foreign currencies.  While not required to do so, the Adviser may attempt to hedge against risks associated with investments in foreign currency.  There can be no assurance that such hedging transactions, even if undertaken, will be effective.  The risks and techniques used to hedge against those risks are substantially the same as those described in respect of "Foreign Securities" and "Foreign Currency Transactions."

Foreign Currency Transactions

An Investment Manager may engage in foreign currency transactions for a variety of purposes, including for speculative purposes or to fix in U.S. dollars, between trade and settlement date, the value of a security the Investment Manager has agreed to buy or sell, or to hedge the U.S. dollar value of securities the Investment Manager already owns, particularly if it expects a decrease in the value of the currency in which the foreign security is denominated.

Foreign currency transactions may involve, for example, the Investment Manager's purchase of foreign currencies for U.S. dollars or the maintenance of short positions in foreign currencies, which would involve the Investment Manager agreeing to exchange an amount of a currency it did not currently own for another currency at a future date in anticipation of a decline in the value of the currency sold relative to the currency the Investment Manager contracted to receive in the exchange.  The Investment Manager's success in these transactions will depend principally on its ability to predict accurately the future exchange rates between foreign currencies and the U.S. dollar.

Convertible Securities

Convertible securities are bonds, debentures, notes, preferred stock or other securities that may be converted into or exchanged for a specified amount of common stock of the same or different issuer within a particular period of time at a specified price or formula.  A convertible security entitles the holder to receive interest that generally is paid or accrued on debt or a dividend that is paid or accrued on preferred stock until the convertible security matures or is redeemed, converted or exchanged.  Convertible securities have unique investment characteristics, in that they generally (a) have higher yields than common stocks, but lower yields than comparable non-convertible securities, (b) are less subject to fluctuation in value than the underlying common stock due to their fixed-income characteristics and (c) provide the potential for capital appreciation if the market price of the underlying common stock increases.

The value of a convertible security is a function of its "investment value" (determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege) and its "conversion value" (the security's worth, at market value, if converted into the underlying common stock).  The investment value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline.  The credit standing of the issuer and other factors also may have an effect on the convertible security's investment value.  The conversion value of a convertible security is determined by the market price of the underlying common stock.  If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value.  Generally, the conversion value decreases as the convertible security approaches maturity.  To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value.  A convertible security generally will sell at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a fixed-income security.

Distressed Securities

Some Investment Managers may invest in the securities of financially distressed companies ("distressed securities").  Investments in distressed securities involve substantial risks.  Any one or all of the companies in which an Investment Manager may invest may be unsuccessful or not show any return for a considerable period of time.  In any reorganization or liquidation proceeding relating to the portfolio company, the Investment Fund may lose its entire investment or may be required to accept cash or securities with a value less than the original investment.  Where Investment Managers take control positions, serve on creditors' committees or otherwise take an active role in seeking to influence the management of the issuers of distressed securities, their Investment Funds may be subject to increased litigation risk resulting from their actions and they may obtain inside information that may restrict their ability to dispose of the distressed securities.

Among the risks inherent in investments in troubled entities is the fact that it frequently may be difficult to obtain information as to the true condition of such issuer.  Judgments about the credit quality of the issuer and the relative value of its securities used to establish arbitrage positions may prove to be wrong.  Such investments also may be adversely affected by laws relating to, among other things, fraudulent transfers and other voidable transfers or payments, lender liability and the bankruptcy courts' power to disallow, reduce, subordinate or disenfranchise particular claims.  The market prices of such securities also are subject to abrupt and erratic market movements and above-average price volatility, and the spread between the bid and asked prices of such securities may be greater than those prevailing in other securities markets.  It may take a number of years for the market price of such securities to reflect their intrinsic value and the Investment Managers' estimates of intrinsic value may be based on their views of market conditions, including interest rates, that may prove to be incorrect.

In addition, a liquidation or bankruptcy proceeding either may be unsuccessful (for example, because of the failure to obtain requisite approvals), may be delayed (for example, until various liabilities, actual or contingent, have been satisfied) or may result in a distribution of cash or a new security the value of which will be less than the purchase price to the Investment Fund of the security in respect of which such distribution was made.

Further, an Investment Manager's investments in junk bonds are considered to be predominantly speculative with respect to the company's capacity to pay interest and repay principal.  These securities may involve a substantial risk of default or may be in default.  Adverse changes in economic conditions or developments regarding the individual company are more likely to cause price volatility and weaken the capacity of issuers of junk bonds to make principal and interest payments than is the case for higher grade securities.  In addition, the market for these securities may be thinner and less liquid than for higher grade securities.

An Investment Fund also may be subject to additional risks associated with private equity investments, including very limited liquidity because of legal or contractual limitations on resale, lack of public market, dependence on an exit strategy, such as an IPO or sale of business, which may not occur, and dependence on managerial assistance provided by other investors and their willingness to provide additional financial support.

An Investment Fund may acquire direct interests or participations in privately held loans from banks, insurance companies, financial institutions, or other lenders, as well as claims held by trade or other creditors, and may originate these types of loans.  These investments are subject to both interest rate risk and credit risk.  These investments also are subject to the risk of non-payment of scheduled interest or principal.  Non-payment would result in a reduction of income to an Investment Fund and a reduction in the value of the investments experiencing non-payment.  There can be no assurance that the liquidation of any collateral securing a loan would satisfy a borrower's obligation in the event of non-payment of scheduled interest or principal payments, or that such collateral could be readily liquidated.  To the extent that a loan is collateralized by stock in the borrower or its subsidiaries, such stock may lose all or substantially all of its value in the event of bankruptcy of a borrower.  Additional bankruptcy risks include delays or limitations on realizing the benefits of the collateral or subordination or invalidation of the loans.  In addition, because these investments are not registered and no public market for them exists, they typically are less liquid than publicly traded securities.

Investments in securities or claims related to commercial or residential real estate may involve risk relating to the credit of the underlying obligor, uncertainties related to cash flows derived from the underlying properties, and susceptibility to economic conditions generally and those related to specific locations.

Funding a plan of reorganization involves additional risks, including risks associated with equity ownership in the reorganized entity.  The equity securities of distressed companies may be highly illiquid and hard to value.  Equity securities hold the most junior position in a distressed company's capital structure and are not secured by any specific collateral.

Some of these investments may be difficult for an Investment Manager to value because market quotations are not available.  In these circumstances, investments may be valued by an Investment Manager based on procedures designed to ascertain their fair value; however these determinations may not reflect the actual value of the investments.

Commodity-Related Securities

Commodities are assets that have tangible properties, such as oil, metals and agricultural products.  Historically, commodity investments have had a high correlation with changes in inflation and a low correlation to stock and bond returns.  Commodity-related securities provide exposure to the investment returns of the commodities markets, without investing directly in physical commodities.  Investment Funds may invest in commodity-related securities, such as swap agreements, commodity options, futures and options on futures, and structured notes, that derive value from the price movement of commodities, or some other readily measurable economic variable dependent upon changes in the value of commodities or the commodities markets.

The production and marketing of commodities may be affected by actions and changes in governments.  In addition, commodity-related securities may be cyclical in nature.  During periods of economic or financial instability, commodity-related securities may be subject to broad price fluctuations, reflecting volatility of energy and basic material prices and possible instability of supply of various commodities.  Commodity-related securities also may experience greater price fluctuations than the relevant commodity.  In periods of rising commodity prices, such securities may rise at a faster rate; and conversely, in times of falling commodity prices, such securities may suffer a greater price decline.

Foreign Currencies.  Investment Funds may invest in instruments denominated in currencies other than the U.S. dollar; accordingly, the value of such an investment as measured in U.S. dollars is affected by changes in currency exchange rates.  Currency exchange rates generally are determined by the forces of supply and demand in the currency markets and the relative merits of investments in different countries, actual or anticipated changes in interest rates, and other complex factors.  Currency exchange rates also can be affected unpredictably by intervention or failure to intervene by U.S. or foreign governments or central banks, or by currency controls or political developments in the United States or abroad.

Investment Funds may employ certain investment practices to hedge currency exposures; however, such instruments may not be available, may not be economically priced (in the judgment of the Investment Manager), nor provide a perfect hedge.  Unless an Investment Fund hedges itself against fluctuations in exchange rates between the U.S. dollar and the foreign currencies in which foreign investments are denominated, any profits the Investment Fund may realize could be eliminated as a result of adverse changes in exchange rates.

Natural Resource Investments.  Natural resources historically have been subject to substantial price fluctuations over short periods of time.  Their prices are affected by various factors, including economic conditions, political events, natural disasters, exploration and development success or failure, and technological changes.  In addition, certain natural resources are geographically concentrated, and events in those parts of the world in which such concentration exists may affect their values.

Precious Metals.  Investment Funds may invest in securities related to precious metal bullion (including silver, platinum and palladium) which has no numismatic value, or related to coins derived from bullion which have no numismatic value.  The value of coins moves correspondingly with the price of bullion in that the value of coins is based primarily on their precious metal content.  Since such metals do not generate any investment income, the sole source of return from such underlying investments would be from gains realized on sales of the coins or bullion, and a negative return would be realized to the extent such coins or bullion are sold at a loss.  Precious metals incur storage costs that are higher than the custody fees paid on financial assets.

Precious metals trading is a speculative activity.  Prices of precious metals are affected by factors such as cyclical economic conditions, political events and monetary policies of various governments and countries.  Gold and other precious metals also are subject to governmental action for political reasons.  Markets therefore are volatile at times, and there may be sharp fluctuations in prices even during periods of rising prices.

Other Commodity Investments.  Investments in chemicals, agricultural products, food and other commodities are speculative and involve risks similar to those described above for natural resource investments and precious metals.

Exchange-Traded Funds

Shares of exchange-traded funds ("ETFs") and other similar instruments may be purchased or sold short by an Investment Fund.  An ETF is an investment company that is registered under the Investment Company Act that holds a portfolio of common stocks designed to track the performance of a particular index.  ETFs sell and redeem their shares at net asset value in large blocks (typically 50,000 of its shares) called "creation units."  Shares representing fractional interests in these creation units are listed for trading on national securities exchanges and can be purchased and sold in the secondary market in lots of any size at any time during the trading day.

Instruments an Investment Fund may purchase that are similar to ETFs represent beneficial ownership interests in specific "baskets" of stocks of companies within a particular industry sector or group.  These securities also may be listed on national securities exchanges and purchased and sold in the secondary market, but unlike ETFs are not registered as investment companies under the Investment Company Act.

Investments in ETFs and other instruments involve certain inherent risks generally associated with investments in a broadly-based portfolio of stocks including risks that the general level of stock prices may decline, thereby adversely affecting the value of each unit of the ETF or other instrument.  In addition, an ETF may not fully replicate the performance of its benchmark index because of the temporary unavailability of certain index securities in the secondary market or discrepancies between the ETF and the index with respect to the weighting of securities or number of stocks held.

Because ETFs and pools that issue similar instruments bear various fees and expenses, the Investment Fund's investment in these instruments will involve certain indirect costs, as well as transaction costs, such as brokerage commissions.  Investment Managers may consider the expenses associated with an investment in determining whether to invest in an ETF or other instrument.

Money Market Instruments

An Investment Manager may invest, for defensive purposes or otherwise, some or all of its assets in high quality fixed-income securities, money market instruments, and money market mutual funds, or hold cash or cash equivalents in such amounts as the Investment Manager deems appropriate under the circumstances.  Pending allocation of the offering proceeds and thereafter, from time to time, the Fund also may invest in these instruments.  Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less, and may include U.S. Government securities, commercial paper, certificates of deposit and bankers' acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation, and repurchase agreements.

Reverse Repurchase Agreements

Reverse repurchase agreements involve a sale of a security to a bank or securities dealer and the Investment Manager's simultaneous agreement to repurchase the security for a fixed price, reflecting a market rate of interest, on a specific date.  These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to an Investment Fund.  Reverse repurchase agreements are a form of leverage which also may increase the volatility of an Investment Fund's portfolio.

Special Investment Techniques

Investment Managers and the Fund may use a variety of special investment techniques, in addition to short selling, including purchasing or entering into options, swaps, swaptions, futures and forward agreements on various financial instruments and currency, to attempt to hedge their investment portfolios against various risks or other factors that generally affect the values of securities and for non-hedging purposes.  These techniques may involve the use of derivative transactions and may change over time as new instruments and techniques are introduced or as a result of regulatory developments.  Certain of the special investment techniques that the Investment Managers and the Fund may use are speculative and involve a high degree of risk, particularly when used for non-hedging purposes.  There can be no assurance that these techniques will be successful.

Derivatives.  Derivatives contracts ("Derivatives") are financial instruments which derive their value, at least in part, from the performance of an underlying asset, index or interest rate.  Derivatives can be volatile and involve various types and degrees of risk, depending upon the characteristics of the particular Derivative and the portfolio as a whole.  Derivatives permit an investor to increase or decrease the level of risk, or change the character of the risk, to which its investment portfolio is exposed.

Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in Derivatives could have a large potential impact on the Fund's performance.

If an Investment Manager of the Fund invests in Derivatives at inopportune times or judges market conditions or market values incorrectly, such investments may lower the Fund's return or result in a loss.  The Fund also could experience losses if the Investment Manager's or the Fund's Derivatives were poorly correlated with its other investments, or if the Investment Manager or the Fund were unable to liquidate its position because of an illiquid secondary market.  The market for many Derivatives is, or suddenly can become, illiquid.  Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for Derivative.

Options and Futures.  Investment Managers and the Fund may invest in options and futures contracts.  They also may invest in so-called "synthetic" options (which generally are privately negotiated options that are exclusively cash-settled) or other derivative instruments written by broker-dealers or other permissible financial intermediaries.  Options transactions may be effected on securities exchanges or in the over-the-counter market.  Since participants in such markets are typically not subject to credit evaluation and regulatory oversight as are members of "exchange-based" markets, the Fund bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract.  Such options also may be illiquid and, in such cases, it may be difficult to close out a position.  Over-the-counter options also may include options on baskets of specific securities.

Call and put options also may be purchased and sold in respect of specific securities, and may include covered or uncovered call and put options.  A covered call option, which is a call option with respect to which an investor owns the underlying security, that is sold exposes the investor during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security.  A covered put option, which is a put option with respect to which an investor has segregated cash or liquid securities to fulfill the obligation undertaken, that is sold exposes the investor during the term of the option to a decline in price of the underlying security while depriving it of the opportunity to invest the segregated assets.

An Investment Manager or the Fund may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on such security.  A profit or loss will be realized if the amount paid to purchase an option is less or more, as the case may be, than the amount received from the sale thereof.  To close out a position as a purchaser of an option, the Investment Manager or the Fund would ordinarily make a similar "closing sale transaction," which involves liquidating its position by selling the option previously purchased, although it would be entitled to exercise the option should it deem it advantageous to do so.

Investment Managers and the Fund may enter into futures contracts in U.S. domestic markets or on exchanges located outside the United States.  Foreign markets may offer advantages such as trading opportunities or arbitrage possibilities not available in the United States.  Foreign markets, however, may have greater risk potential than domestic markets.  For example, some foreign exchanges are principal markets so that no common clearing facility exists and an investor may look only to the broker for performance of the contract.  In addition, any profits a person might realize in trading could be eliminated by adverse changes in the exchange rate, or the Fund could incur losses as a result of those changes.  Transactions on foreign exchanges may include both commodities which are traded on domestic exchanges and those which are not.  Unlike trading on domestic commodity exchanges, trading on foreign commodity exchanges is not regulated by the Commodity Futures Trading Commission.

Engaging in these transactions involves risk of loss to the Fund which could adversely affect the value of the Fund's net assets.  No assurance can be given that a liquid market will exist for any particular futures contract at any particular time.  Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day.  Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day.  Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting the Fund to substantial losses.

Successful use of futures also is subject to the ability to predict correctly movements in the direction of the relevant market, and, to the extent the transaction is entered into for hedging purposes, to ascertain the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

Investment Managers and the Fund may purchase and sell stock index futures contracts.  A stock index future obligates a person to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract multiplied by the difference between the settlement price of the contract on the contract's last trading day and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in such securities on the next business day.

Investment Managers and the Fund may purchase and sell interest rate futures contracts.  An interest rate future obligates a person to purchase or sell an amount of a specific debt security at a future date at a specific price.

Investment Managers and the Fund may purchase and sell currency futures.  A currency future obligates a person to purchase or sell an amount of a specific currency at a future date at a specific price.

Pursuant to regulations and/or published positions of the Securities and Exchange Commission (the "SEC"), the Adviser or a Subadviser may be required to segregate permissible liquid assets in connection with its commodities transactions in an amount generally equal to the value of the underlying commodity.  The segregation of such assets will have the effect of limiting the Adviser's or the Subadviser's ability otherwise to invest those assets.

Call and Put Options on Securities Indexes.  Investment Managers and the Fund may purchase and sell call and put options on stock indexes, such as the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500") and Standard & Poor's 100 Index, listed on national securities exchanges or traded in the over-the-counter market for hedging purposes and to pursue their investment objectives.  A stock index fluctuates with changes in the market values of the stocks that comprise the index.  Accordingly, successful use of options on stock indexes will be subject to the ability to predict correctly movements in the direction of the stock market generally or segments thereof.  This requires different skills and techniques than forecasting changes in the price of individual stocks.

Warrants.  Warrants are derivative instruments that permit, but do not obligate, the holder to subscribe for other securities.  Warrants do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any rights in the assets of the issuer.  As a result, warrants may be considered more speculative than certain other types of investments.  In addition, the value of a warrant does not necessarily change with the value of the underlying securities or commodities, and a warrant ceases to have value if it is not exercised prior to its expiration date.

Swap Agreements.  Investment Managers and the Fund may enter into equity, equity index, interest rate, credit, total return, currency and cross currency rate swap agreements on behalf of the Investment Funds.  In addition, the Fund may enter into these types of derivative transactions as a means of indirectly investing in one or more Investment Funds.  These transactions are entered into in an attempt to obtain a particular return when it is considered desirable to do so.  Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year.  In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor.  The gross returns to be exchanged or "swapped" between the parties are generally calculated with respect to a "notional amount," i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a "basket" of securities representing a particular index.  Equity index swaps involve the exchange by an Investment Fund with another party of cash flows based upon the performance of an index or a portion of an index of securities which usually includes dividends.

Equity Swaps.  An equity swap is a transaction in which one party pays periodic amounts of a given currency based on a fixed price or fixed rate and the other party pays periodic amounts of the same currency or a different currency based on the performance of a share of an issuer, a basket of shares or several issuers or an equity index.

Equity Index Swaps.  Equity index swaps involve the exchange between parties of cash flows based upon the performance of an index or a portion of an index of securities which usually includes dividends.  Investment Managers may purchase cash-settled options on equity index swaps.  A cash-settled option on a swap gives the purchaser the right, but not the obligation, in return for the premium paid, to receive an amount of cash equal to the value of the underlying swap as of the exercise date.  These options typically are purchased in privately negotiated transactions from financial institutions, including securities brokerage firms.

Interest Rate Swaps.  Forms of interest rate swap agreements include interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or "cap"; interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or "floor"; and interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels.

Credit Swaps.  In a credit swap (also sometimes referred to as "credit default swap" or "credit default put"), one party makes an upfront payment or a series of periodic payments and, upon the occurrence of a specified credit event with respect to a designated third party, the other party makes a payment based on a notional amount or the face value of a specified instrument, which in some (but not all) cases will only be made against delivery of such specified instrument.

Total Return Swaps.  In a total return swap, one party pays a rate of interest in exchange for the total rate of return on another investment.  For example, if an Investment Fund wished to invest in a senior loan, it could instead enter into a total return swap and receive the total return of the senior loan, less the "funding cost," which would be a floating interest rate payment to the counterparty.

Currency Swaps.  Currency swaps involve the exchange of rights to make or receive payments in specified foreign currencies.  Since currency swaps are individually negotiated, the Investment Fund expects to achieve an acceptable degree of correlation between its portfolio investments and its currency swap positions.  Currency swaps usually involve the delivery of the entire principal value of one designated currency in exchange for another designated currency.

Cross Currency Rate Swaps.  A cross currency rate swap is a transaction in which one party pays periodic amounts in one currency based on a specified fixed rate (or a floating rate that is reset periodically) and the other party pays periodic amounts in another currency based on a floating rate that is reset periodically.  All calculations are determined on predetermined notional amounts of the two currencies.  Often such swaps will involve initial or final exchanges of amounts corresponding to the notional amounts.

Most swap agreements would calculate the obligations of the parties to the agreement on a "net basis."  Consequently, the Investment Fund's or the Fund's current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the "net amount").  The risk of loss with respect to swaps is limited to the net amount of interest payments that a party is contractually obligated to make.  If the other party to a swap defaults, a party's risk of loss consists of the net amount of payments that the party contractually is entitled to receive.

The use of swaps is a highly specialized activity which involves special investment techniques and risks, including increased volatility and the credit risk associated with the counterparty to the derivative.  These investments generally will be subject to transaction costs and other fees, which will reduce the value of the Fund's investment.  In addition, if UBS Alternative and Quantitative Investments LLC (the "Adviser" or "UBS A&Q" and, when providing services under an administration agreement between it and the Fund (the "Administration Agreement"), the "Administrator") or an Investment Manager is incorrect in its forecasts of market values, interest rates or exchange rates, the performance of the Fund or the Investment Fund may be adversely affected.

There can be no assurance that the Fund's indirect investment in an Investment Fund using these derivative instruments will have the same or similar results as a direct investment in the Investment Fund, and the Fund's value may decrease as a result of such indirect investment.

Lending Portfolio Securities

Investment Managers may lend securities from their portfolios to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions.  The Investment Manager continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable on the loaned securities which affords the Investment Manager an opportunity to earn interest on the amount of the loan and on the loaned securities' collateral.  Loans of portfolio securities by a Subadviser may not exceed 33-1/3% of the value of the Fund's total assets, and, in respect of such transactions, the Fund will receive collateral consisting of cash, U.S. Government securities or irrevocable letters of credit which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities.  The Fund might experience risk of loss if the institution with which the Investment Manager has engaged in a portfolio loan transaction breaches its agreement with the Investment Manager.

When-Issued, Delayed Delivery and Forward Commitment Securities

To reduce the risk of changes in interest rates and securities prices, Investment Managers may purchase securities on a forward commitment or when-issued or delayed delivery basis, which means delivery and payment take place a number of days after the date of the commitment to purchase.  The payment obligation and the interest rate receivable with respect to such purchases are fixed when an Investment Manager enters into the commitment, but the Investment Manager does not make payment until it receives delivery from the counterparty.  The Investment Manager will commit to purchase such securities only with the intention of actually acquiring the securities, but the Investment Manager may sell these securities before the settlement date if it is deemed advisable.

Securities purchased on a forward commitment or when-issued or delayed delivery basis are subject to changes in value, generally changing in the same way, i.e., appreciating when interest rates decline and depreciating when interest rates rise, based upon the public's perception of the creditworthiness of the issuer and changes, real or anticipated, in the level of interest rates.  Securities so purchased may expose the Fund to risks because they may experience such fluctuations prior to their actual delivery.  Purchasing securities on a when-issued or delayed delivery basis can involve the additional risk that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself.  Purchasing securities on a forward commitment or when-issued or delayed delivery basis when an Investment Manager is fully or almost fully invested may result in greater potential fluctuation in the value of the Fund's net assets.  In addition, there is a risk that securities purchased on a when-issued or delayed delivery basis may not be delivered and that the purchaser of securities sold by the Investment Manager on a forward commitment basis will not honor its purchase obligation.  In such cases, the Fund may incur a loss.

Additional Risk—Sector Risk

Some Investment Managers may invest a substantial portion of their assets in securities of companies in particular sectors including financial services, technology, or health sciences-related companies, which presents certain risks that may not exist to the same degree as in other types of investments.  Securities of companies in these sectors, in general, tend to be highly volatile as compared to other types of investments.  Investment Managers who focus on investing in these sectors subject their portfolios to investment risk that is greater than if their portfolios were invested in a more diversified manner among various sectors.

Financial services companies are subject to extensive government regulation.  This regulation may limit both the amount and types of loans and other financial commitments a financial services company can make, and the interest rates and fees it can charge.  These limitations may have a significant impact on the profitability of a financial services company since profitability is attributable, at least in part, to the company's ability to make financial commitments such as loans.  Profitability of a financial services company is largely dependent upon the availability and cost of the company's funds, and can fluctuate significantly when interest rates change.  The financial difficulties of borrowers can negatively impact the industry to the extent that borrowers may not be able to repay loans made by financial service companies.

Industries throughout the science and technology fields include many smaller and less seasoned companies.  These types of companies may present greater opportunities for capital appreciation, but also may involve greater risks.  Such companies may have limited product lines, markets, or financial resources, or may depend on a limited management group.  These companies also are strongly affected by worldwide scientific or technological developments, and their products and services may not be economically successful or may quickly become outdated.  Certain of these companies also offer products or services that are subject to governmental regulation and, therefore, may be affected adversely by governmental policies.

Many health sciences and biotechnology companies are subject to substantial governmental regulations that can affect their prospects.  Changes in governmental policies may have a material effect on the demand for particular products and services.  Regulatory approvals (often entailing lengthy application and testing procedures) also may be required before new drugs and certain medical devices and procedures can be introduced.  Many of these companies have products and services that are subject to the risks of rapid obsolescence caused by progressive scientific and technological advances.  The enforcement of patent, trademark and other intellectual property laws will affect the value of many of these companies.  While they generally will make these investments based on a belief that actual or anticipated products or services will produce future earnings, if an anticipated event is delayed or does not occur, or if investor perceptions about a company change, the company's stock price may decline sharply and its securities may become less liquid.

Purchases of Non-Voting Securities

In all or substantially all instances, the Fund expects to purchase a class of non-voting securities or enter into a contract, typically before the initial purchase, to relinquish the right to vote in respect of its investments in Investment Funds.  For any Investment Fund where the Fund would be unable to do either of the foregoing (and the Fund does not anticipate that it would not be able to do so), it intends to limit its holdings of the relevant Investment Fund to less than 5% of the Investment Fund's voting securities.

Where a separate non-voting security class is not otherwise available, the Fund would seek to create by contract the same result as owning a non-voting security class:  namely, a security that affords the Fund, and each subsequent holder, no legal right to vote.  This result would be accomplished through a written agreement between the Fund and the Investment Fund where the Fund irrevocably foregoes the right to vote, and does so in a manner that legally binds both the Fund and all subsequent holders.  The agreement would grant the Investment Fund the right to enjoin any holder from voting.  The agreement also will include a statement of the parties' intention that the agreement should be interpreted broadly to effect the parties' desire that the Fund's interest be identical to that of a separate non-voting class.  In each instance, the Adviser will determine if the Fund will waive the Fund's voting rights.  When it does so, the Adviser will consider only the interests of the Fund and not the interests of the Adviser or those of the Adviser's other clients.  The waiver arrangement should benefit the Fund, as it will enable the Fund to invest in more interests of an Investment Fund that the Adviser believes is desirable, than the Fund would be able to if it were deemed to be an "affiliate" of the Investment Fund within the meaning of the Investment Company Act.  The Adviser believes that the use of this waiver arrangement will not affect the ability of other clients of the Adviser to invest in the same Investment Funds.  The Fund has not established specific written procedures memorializing this process.

REPURCHASES AND TRANSFERS OF INTERESTS

Involuntary Repurchases

The Fund may repurchase an Interest or portion of an Interest of an investor or any person acquiring an Interest or portion thereof from or through an investor if:

•
such an Interest or portion thereof has been transferred or such an Interest or portion thereof has vested in any person by operation of law as the result of the death, dissolution, bankruptcy or incompetency of an investor;

•
ownership of such an Interest by an investor or other person will cause the Fund to be in violation of, or require registration of any Interest or portion thereof under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

•
continued ownership of such an Interest may be harmful or injurious to the business or reputation of the Fund or may subject the Fund or any investors to an undue risk of adverse tax or other fiscal consequences;

•	any of the representations and warranties made by an investor in connection with the acquisition of an Interest or portion thereof was not true when made or has ceased to be true; or

•	it would be in the best interests of the Fund, as determined by the Board, for the Fund to repurchase such an Interest or portion thereof.

The Adviser may tender for repurchase in connection with any repurchase offer made by the Fund any Interest that it holds in its capacity as an investor.

Transfers of Interests

No person may become a substituted investor without the written consent of the Board, which consent may be withheld for any reason in the Board's sole and absolute discretion.  Interests may be transferred only (i) by operation of law pursuant to the death, bankruptcy, insolvency or dissolution of an investor or (ii) with the written consent of the Board, which may be withheld in its sole and absolute discretion and is expected to be granted, if at all, only in limited circumstances, generally in connection with a transfer that does not result in a change of beneficial ownership.  By way of example, the following transfers will not be deemed to result in a change of beneficial ownership: transfers between investors having the same social security or tax identification number; transfers between spouses; transfers from individual to joint accounts; transfers from self-directed pension plans to IRA rollover accounts; and transfers from an individual to a revocable trust established by that individual.  Notice to the Fund of any proposed transfer must include evidence satisfactory to the Fund that the proposed transferee meets any requirements imposed by the Fund with respect to investor eligibility and suitability, including the requirement that any investor, or investor's equity owners in certain circumstances, (i) immediately after the time of purchase, has at least $1 million under the discretionary investment management of UBS AG and its affiliates or subsidiaries, (ii) at the time of purchase, has a net worth of more than $2 million, or (iii) at the time of purchase, meets the standard for a "qualified purchaser" in the Investment Company Act and the rules thereunder, and must be accompanied by a properly completed investor certification.

Any transferee meeting the eligibility requirements that acquires an Interest or portion thereof in the Fund by operation of law as the result of the death, dissolution, bankruptcy or incompetency of an investor or otherwise, will be entitled to the allocations and distributions allocable to the Interest so acquired and to transfer such Interest in accordance with the terms of the Fund's Limited Liability Company Agreement (the "LLC Agreement"), but will not be entitled to the other rights of an investor unless and until such transferee becomes a substituted investor as provided in the LLC Agreement.  If an investor transfers an Interest or portion thereof with the approval of the Board, the Fund will promptly take all necessary actions to admit such transferee or successor to the Fund as an investor.  Each investor and transferee is required to pay all expenses, including attorneys' and accountants' fees, incurred by the Fund in connection with such transfer.  If such a transferee does not meet the investor eligibility requirements, the Fund reserves the right to repurchase its Interest.

The LLC Agreement provides that each investor in the Fund has agreed to indemnify and hold harmless the Fund, the Directors, the Adviser each other investor and any affiliate of the foregoing against all losses, claims, damages, liabilities, costs and expenses, including legal or other expenses incurred in investigating or defending against any such losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement, joint or several, to which such persons may become subject by reason of or arising from any transfer made by such investor in violation of these provisions or any misrepresentation made by such investor in connection with any such transfer.

DIRECTORS

The Board has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund's business.  The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation.

Board's Oversight Role in Management

The Board's role in management of the Fund is oversight.  As is the case with virtually all investment companies (as distinguished from operating companies), service providers to the Fund, primarily the Adviser, have responsibility for the day-to-day management of the Fund, which includes responsibility for risk management (including management of investment performance and investment risk, valuation risk, issuer and counterparty credit risk, compliance risk and operational risk).  As part of its oversight, the Board, acting at its scheduled meetings, or the Chairman, acting between Board meetings, regularly interacts with and receives risk management reports from senior personnel of service providers, including senior managerial and financial officers of the Adviser, the Fund's and the Adviser's Chief Compliance Officer and portfolio management personnel.  The Board's audit committee (which consists of all of the Independent Directors (as defined below)) holds regularly scheduled meetings and between meetings the audit committee chair maintains contact with the Fund's independent registered public accounting firm and the Adviser's senior personnel.  The Board also receives periodic presentations from senior personnel of the Adviser regarding risk management generally, as well as periodic presentations regarding specific operational, compliance or investment risk areas such as business continuity, anti-money laundering, personal trading, valuation and investment research.  The Board also receives reports from counsel to the Fund or counsel to the Adviser and the Board's own independent legal counsel regarding regulatory compliance and governance matters.

The Board's oversight role does not make the Board a guarantor of the Fund's investments or activities.

Board Composition and Leadership Structure

The Investment Company Act requires that at least 40% of the Fund's Directors not be "interested persons" (as defined in the Investment Company Act) of the Fund and, as such, not be affiliated with the Adviser ("Independent Directors").  To rely on certain exemptive rules under the Investment Company Act, a majority of the Fund's Directors must be Independent Directors, and for certain important matters, such as the approval of investment advisory agreements or transactions with affiliates, the Investment Company Act or the rules thereunder require the approval of a majority of the Independent Directors.  Currently, three of the Fund's four Directors are Independent Directors.

The Independent Directors exercised their informed business judgment to appoint Meyer Feldberg to serve as Chairman of the Board.  Mr. Feldberg is not affiliated with the Adviser, UBS Financial Services, Inc. ("UBS Financial Services") or their affiliates, but is treated as an interested person of the Fund solely as a consequence of his affiliation with a broker-dealer with which the funds advised by the Adviser may do business.  The Independent Directors have determined that they can act independently and effectively without having an Independent Director serve as Chairman and without designating a lead Independent Director, and that a key factor for assuring they are in a position to do so is that all of the Directors are independent of management and that three of the Fund's four Directors are not interested persons of the Fund.  In addition, Independent Directors have been designated to chair the Audit Committee and the Nominating Committee, and from time to time one or more Independent Directors may be designated, formally or informally, to take the lead in addressing with management or their independent legal counsel matters or issues of concern to the Board.  The Fund's Directors, including its three Independent Directors, interact directly with senior management of the Adviser at scheduled meetings and between meetings as appropriate.  As a result, the Board has determined that its leadership structure, in which no individual Independent Director has been designated to lead all the Independent Directors, is appropriate in light of the specific characteristics and circumstances of the Fund, including, but not limited to:  (i) the fact that Mr. Feldberg effectively acts as an independent Chairman and lead Independent Director; (ii) the services that the Adviser and its affiliates provide to the Fund and potential conflicts of interest that could arise from these relationships; (iii) the extent to which the day-to-day operations of the Fund are conducted by Fund officers and employees of the Adviser; (iv) the Board's oversight role in management of the Fund; and (v) the Board's size and the cooperative working relationship among the Independent Directors and among all Directors.

Information About Each Director's Experience, Qualifications, Attributes or Skills

Directors of the Fund, together with information as to their positions with the Fund, principal occupations and other board memberships and affiliations for the past five years, are shown below.

Name, Age, Address and Position(s) with Fund	Term of Office and Length of Time Served1	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Director2	Other Directorships/ Trusteeships Held by Director Outside Fund Complex During the Past 5 Years
INDEPENDENT DIRECTORS
George W. Gowen (83) UBS A&Q 677 Washington Boulevard Stamford, Connecticut 06901 Director	Term — Indefinite Length—since Commencement of Operations	Law partner of Dunnington, Bartholow & Miller LLP.	10	None
Stephen H. Penman (66) UBS A&Q 677 Washington Boulevard Stamford, Connecticut 06901 Director	Term — Indefinite Length—since Commencement of Operations	Professor of Financial Accounting of the Graduate School of Business, Columbia University.	10	None
Virginia G. Breen (48) UBS A&Q 677 Washington Boulevard Stamford, Connecticut 06901 Director	Term — Indefinite Length—since May 2, 2008	Partner of Chelsea Partners (2011-present); General Partner of Sienna Ventures (2002-2011); General Partner of Blue Rock Capital, L.P. (1995-2011).	10	Director of: Modus Link Global Solutions, Inc.; Excelsior Buyout Investors, L.L.C.; UST Global Private Markets Fund, L.L.C.; Jones Lang LaSalle Income Property Trust, Inc.
INTERESTED DIRECTOR
Meyer Feldberg (70)3 UBS A&Q 677 Washington Boulevard Stamford, Connecticut 06901 Chairman and Director	Term — Indefinite Length—since Commencement of Operations	Dean Emeritus and Professor of Management of the Graduate School of Business, Columbia University; Senior Advisor for Morgan Stanley.	55	Director of: Macy's, Inc.; Revlon, Inc.; NYC Ballet; SAPPI Ltd. Advisory Director of Welsh Carson Anderson & Stowe.
OFFICER(S) WHO ARE NOT DIRECTORS
William J. Ferri (46) UBS A&Q 677 Washington Boulevard Stamford, Connecticut 06901 Principal Executive Officer	Term — Indefinite Length—since October 1, 2010	Global Head of UBS A&Q since June 2010. Prior to serving in this role, he was Deputy Global Head of UBS A&Q.	N/A	N/A
Nicholas J. Vagra (45) UBS A&Q 677 Washington Boulevard Stamford, Connecticut 06901 Principal Accounting Officer	Term — Indefinite Length—since April 16, 2012	Chief Operating Officer of UBS A&Q since August 2001. Prior to serving in this role, he was Business Manager for Proprietary Equities of UBS A&Q.	N/A	N/A
Frank S. Pluchino (53) UBS A&Q 677 Washington Boulevard Stamford, Connecticut 06901 Chief Compliance Officer	Term — Indefinite Length—since July 19, 2005
Executive Director of UBS A&Q since October 2010.  Prior to October 2010, Executive Director of Compliance of UBS Financial Services Inc. from 2003 to 2010 and Deputy Director of Compliance of UBS Financial Services of Puerto Rico Inc. from October 2006 to October 2010.
			N/A	N/A

______________________________

1	The Fund commenced operations on October 1, 2004.

2	Of the 55 funds/portfolios in the complex, 45 are advised by an affiliate of the Adviser and 10 comprise the registered alternative investment funds advised by UBS A&Q.

3
Mr. Feldberg is an "interested person" of the Fund because he is an affiliated person of a broker-dealer with which the funds advised by UBS A&Q may do business.  Mr. Feldberg is not affiliated with UBS Financial Services or its affiliates.

Additional information about each Director follows (supplementing the information provided in the table above) that describes some of the specific experiences, qualifications, attributes and skills that each Director possesses.  The Board believes that the significance of each Director's experience, qualifications, attributes or skills is an individual matter (meaning that experience that is important for one Director may not have the same value for another) and that these factors are best evaluated at the board level, with no single Director, or particular factor, being indicative of board effectiveness.  However, the Board believes that Directors need to have the ability to critically review, evaluate, question and discuss information provided to them, and to interact effectively with Fund management, service providers and counsel, in order to exercise effective business judgment in the performance of their duties; the Board believes that its members satisfy this standard.  Experience relevant to having this ability may be achieved through a Director's educational background; business, professional training or practice (e.g., accounting or law), public service or academic positions; experience from service as a board member (including the Board of the Fund) or as an executive of investment funds, public companies or significant private or not-for-profit entities or other organizations; and/or other life experiences.  The charter for the Board's Nominating Committee contains other factors considered by the Committee in identifying and evaluating potential Board member nominees.  To assist them in evaluating matters under federal and state law, the Directors are counseled by their own independent legal counsel, who participates in Board meetings and interacts with the Adviser, and also may benefit from information provided by the Fund's or the Adviser's counsel; both Board and Fund counsel have significant experience advising funds and fund board members.  The Board and its committees have the ability to engage other experts as appropriate.  The Board evaluates its performance on an annual basis.

•
Virginia G. Breen – Ms. Breen has been a Partner of Chelsea Partners since 2011.  She was a General Partner, from 1995 to 2011, of Blue Rock Capital, L.P., a venture capital firm, which she co-founded, that invests in information technology and service businesses.  From 2002 to 2011, Ms. Breen was a General Partner of Sienna Ventures, a venture capital firm that invests in information technology and service businesses.  Ms. Breen was a Vice-President of the Sprout Group, the venture capital affiliate of Donaldson, Lufkin & Jenrette (now Credit Suisse First Boston), where she worked from 1988 to 1995.  She was an Investment Analyst with DLJ's Investment Banking Group from 1987 to 1988, and, prior to that, worked as a Systems Analyst and Product Marketing Engineer at Hewlett-Packard.  Ms. Breen received her M.B.A. with Highest Honors from Columbia University and her undergraduate degree in Computer Science with Electrical Engineering from Harvard College.

•
Meyer Feldberg – Mr. Feldberg has been Dean Emeritus and Professor of Leadership and Ethics at Columbia Business School at Columbia University since June 2004.  Prior to that time, he served as the Dean of the Columbia Business School at Columbia University from 1989 to June 2004.  He is currently serving as a Senior Advisor at Morgan Stanley.  In 2007, New York City Mayor Michael Bloomberg appointed Mr. Feldberg as the President of New York City Global Partners, an office in the Mayor's office that manages the relationships between New York City and other global cities around the world.  Mr. Feldberg has had more than 30 years' experience in higher education.  Before becoming the Dean of the Columbia Business School, he was Dean of the University of Cape Town's Graduate School of Business (1972-1979), Director of Executive Education and Associate Dean at Northwestern University's J.L. Kellogg Graduate School of Management (1979-1981), Dean of Tulane University's A.B. Freeman School of Business (1981-1986) and President of the Illinois Institute of Technology (1986-1989).  Mr. Feldberg received his B.A. from the University of Witwatersrand, his M.B.A. from Columbia Business School in 1965 and his Ph.D. from the University of Cape Town.

•
George W. Gowen – Mr. Gowen is a partner in the law firm of Dunnington, Bartholow & Miller LLP and practices in the firm's corporate, trusts and estates and charitable institutions groups.  He represents individuals and has served on the boards of investment and manufacturing companies, as counsel to leading sports organizations, on United Nations Commissions and as chief executive of environmental and humane organizations.  Mr. Gowen received his B.A. from Princeton University and his J.D. from the University of Virginia.

•
Stephen H. Penman – Mr. Penman is the George O. May Professor in the Graduate School of Business, Columbia University.  He also serves as Co-Director of the Center for Excellence in Accounting and Security Analysis at Columbia University.  Prior to his appointment at Columbia in 1999, he was the L.H. Penney Professor in the Walter A. Haas School of Business at the University of California at Berkeley.  From 1990-95 Mr. Penman served as Chairman of the Professional Accounting Program and Chairman of the Accounting Faculty at Berkeley where he initiated and chaired the Haas School's Annual Conference on Financial Reporting.  He has served as a Visiting Professor at Columbia University and the London Business School, and as the Jan Wallander Visiting Professor at the Stockholm School of Economics.  Mr. Penman's research is concerned with the valuation of equity and the role of accounting information in security analysis.  He has published widely in finance and accounting journals and has conducted seminars on fundamental analysis and equity evaluation for academic and professional audiences.  In 1991, he was awarded the notable Contribution to Accounting Literature Award by the American Accounting Association and the American Institute of Certified Public Accountants, and in 2002 was awarded the American Accounting Association and Deloitte & Touche Wildman Medal for his book, Financial Statement Analysis and Security Valuation.  He is editor of the Review of Accounting Studies and is on the editorial board of the Schmalenbach Business Review.  Mr. Penman received a first-class honors degree in Commerce from the University of Queensland, Australia, and M.B.A. and Ph.D. degrees from the University of Chicago.  In 2009, he was awarded an Honorary Doctorate by the Stockholm School of Economics.

The Board believes that the foregoing specific experiences, qualifications, attributes and skills of each Director have prepared them to be effective Directors.  The Board also believes that such qualities demonstrate that its members have the ability to exercise effective business judgment in the performance of their duties.

The Directors serve on the Board for terms of indefinite duration.  A Director's position in that capacity will terminate if such Director is removed, resigns or is subject to various disabling events such as death or incapacity.  A Director may resign upon 90 days' prior written notice to the other Directors, subject to waiver of notice, and may be removed either by vote of two-thirds of the Directors not subject to the removal vote or vote of the investors holding not less than two-thirds of the total number of votes eligible to be cast by all investors.  In the event of any vacancy in the position of a Director, the remaining Directors may appoint an individual to serve as a Director, so long as immediately after such appointment at least two-thirds of the Directors then serving would have been elected by the investors.  The Directors may call a meeting of investors to fill any vacancy in the position of a Director, and must do so within 60 days after any date on which Directors who were elected by the investors cease to constitute a majority of the Directors then serving.  If no Director remains to manage the business of the Fund, the Adviser may manage and control the Fund, but must convene a meeting of investors within 60 days for the purpose of either electing new Directors or dissolving the Fund.

The only standing committees of the Board are the Audit Committee and the Nominating Committee.  The current members of each of the Audit Committee and the Nominating Committee are Virginia G. Breen, George W. Gowen and Stephen H. Penman, constituting all of the Independent Directors of the Fund.  Mr. Penman currently is the Chairman of the Audit Committee, and Mr. Gowen currently is the Chairman of the Nominating Committee.  The function of the Audit Committee is to (i) oversee the Fund's accounting and financial reporting processes, the audits of the Fund's financial statements and the Fund's internal controls over, among other things, financial reporting and disclosure controls and procedures, (ii) oversee or assist in Board oversight of the integrity of the Fund's financial statements and the Fund's compliance with legal and regulatory requirements, and (iii) approve prior to appointment the engagement of the Fund's independent registered public accounting firm and review the independent registered public accounting firm's qualifications and independence and the performance of the independent registered public accounting firm.  The Audit Committee met [___] during the fiscal year ended December 31, 2012.

The function of the Nominating Committee, pursuant to its adopted written charter, is to select and nominate persons for election as Directors of the Fund.  The Nominating Committee reviews and considers, as the Nominating Committee deems appropriate after taking into account, among other things, the factors listed in the charter, nominations of potential Directors made by Fund management and by Fund investors who have sent to Nora M. Jordan, Esq., legal counsel for the Independent Directors, at c/o Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, such nominations which include all information relating to the recommended nominee that is required to be disclosed in solicitations or proxy statements for the election of Directors, including without limitation the biographical information and the qualifications of the proposed nominees.  Nomination submissions must be accompanied by a written consent of the individual to stand for election if nominated by the Board and to serve if elected by the Members, and such additional information must be provided regarding the recommended nominee as reasonably requested by the Nominating Committee.  The Nominating Committee meets as is necessary or appropriate.  The Nominating Committee [did not meet] during the fiscal year ended December 31, 2012.

The following table sets forth the dollar range of ownership of equity securities of the Fund and other registered investment companies overseen by the Director within the Fund Complex, in each case as of December 31, 2012.  The Directors are not required to contribute to the capital of the Fund or hold Interests in the Fund.

Name of Director	Dollar Range of Equity Securities of the Fund	Aggregate Dollar Range of Equity Securities of All Registered Investment Companies Overseen by the Director in Fund Complex
Virginia G. Breen	[None	None
Meyer Feldberg	None	None
George W. Gowen	None	$10,001-$50,000
Stephen H. Penman	None	None]

[As of December 31, 2012, none of the Directors or their immediate family members owned beneficially or of record securities of the Adviser or other entity (other than a registered investment company), directly or indirectly controlling, controlled by, or under common control with the Adviser.]

Compensation

Name and Position with Fund	Aggregate Compensation from the Fund For the Fiscal Year Ended December 31, 2012	Total Compensation from Fund and Fund Complex Paid to Board Members For the Fiscal Year Ended December 31, 2012

Virginia G. Breen	$	$[____] (10)*
Director

Meyer Feldberg**	$	$[____] (55)*
Chairman and Director

George W. Gowen	$	$[____] (10)*
Director

Stephen H. Penman	$	$[____] (10)*
Director

*
Represents the number of separate portfolios comprising the investment companies in the Fund Complex, including the Fund, for which the Directors served as of December 31, 2012.  Mr. Feldberg received additional compensation directly from UBS Global Asset Management (US) Inc., an indirect affiliate of the Adviser, with respect to his service as an interested board member of funds advised by UBS Global Asset Management (US) Inc.

**	Interested Director.

The Directors will each be paid by the Fund an annual retainer of $8,250, per meeting fees of $1,250, and $750 in the case of telephonic meetings.  In addition, the Chairman of the Board and the Chairman of the Audit Committee each will receive an additional annual fee of $20,000, split equally among the registered alternative investment funds advised by UBS A&Q, including the Fund.  All Directors are reimbursed by the Fund for their reasonable out-of-pocket expenses.  The Directors do not receive any pension or retirement benefits from the Fund.

CODE OF ETHICS

The Fund, the Adviser and UBS Financial Services each have adopted, and any Subadviser will adopt, a code of ethics pursuant to Rule 17j-1 under the Investment Company Act that permits its personnel, subject to the codes, to invest in securities, including securities that may be purchased or held by the Fund.  These codes of ethics can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C.  Information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 551-5850.  These codes are available on the EDGAR database on the SEC's website at http://www.sec.gov, and also may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address:  publicinfo@sec.gov, or by writing the SEC's Public Reference Branch, 100 F Street, NE, Washington, D.C. 20549-0102.

PROXY VOTING POLICIES AND PROCEDURES

The Fund is a fund of funds that invests primarily in Investment Funds which have investors other than the Fund.  The Fund may invest a majority of its assets in non-voting securities of Investment Funds.

The Fund has delegated voting of proxies in respect of portfolio holdings to the Adviser, to vote the Fund's proxies in accordance with the Adviser's proxy voting guidelines and procedures.  However, Investment Funds typically do not submit matters to investors for vote.  If an Investment Fund submits a matter to the Fund for vote (and the Fund holds voting interests in the Investment Fund), the Adviser will vote on the matter in a way that it believes is in the best interest of the Fund and in accordance with the following proxy voting guidelines (the "Voting Guidelines"):

•	In voting proxies, the Adviser is guided by general fiduciary principles. The Adviser's goal is to act prudently, solely in the best interest of the Fund.

•
The Adviser attempts to consider all factors of its vote that could affect the value of the investment and will vote proxies in the manner that it believes will be consistent with efforts to maximize shareholder values.

•	The Adviser, absent a particular reason to the contrary, generally will vote with management's recommendations on routine matters. Other matters will be voted on a case-by-case basis.

The Adviser applies its Voting Guidelines in a manner designed to identify and address material conflicts that may arise between the Adviser's interests and those of its clients before voting proxies on behalf of such clients.  The Adviser relies on the following to seek to identify conflicts of interest with respect to proxy voting and assess their materiality:

•
The Adviser's employees are under an obligation (i) to be aware of the potential for conflicts of interest on the part of the Adviser with respect to voting proxies on behalf of client accounts both as a result of an employee's personal relationships and due to special circumstances that may arise during the conduct of the Adviser's business, and (ii) to bring conflicts of interest of which they become aware to the attention of certain designated persons.

•
Such designated persons work with appropriate personnel of the Adviser to determine whether an identified conflict of interest is material.  A conflict of interest will be considered material to the extent that it is determined that such conflict has the potential to influence the Adviser's decision-making in voting the proxy.  All materiality determinations will be based on an assessment of the particular facts and circumstances.  The Adviser shall maintain a written record of all materiality determinations.

•	If it is determined that a conflict of interest is not material, the Adviser may vote proxies notwithstanding the existence of the conflict.

•
If it is determined that a conflict of interest is material, the Adviser's legal department works with appropriate personnel of the Adviser to agree upon a method to resolve such conflict of interest before voting proxies affected by the conflict of interest.  Such methods may include:

•	disclosing the conflict to the Fund's Board of Directors and obtaining the consent from Fund's Board of Directors before voting;

•	engaging another party on behalf of the client to vote the proxy on its behalf;

•	engaging a third party to recommend a vote with respect to the proxy based on application of the policies set forth herein; or

•	such other method as is deemed appropriate under the circumstances given the nature of the conflict.

•	The Adviser shall maintain a written record of the method used to resolve a material conflict of interest.

Information regarding how the Adviser voted the Fund's proxies related to the Fund's portfolio holdings during the most recent 12-month period ended June 30th is available without charge, upon request, by calling (203) 719-1428 or toll-free at (888) 793-8637, and is available on the SEC's website at http://www.sec.gov.

INVESTMENT ADVISORY SERVICES; ADMINISTRATION SERVICES

The Adviser

The Directors have engaged the Adviser to provide investment advice to, and manage the day-to-day business and affairs of, the Fund, in each case under the ultimate supervision of and subject to any policies established by the Board, pursuant to an investment advisory agreement entered into between the Fund and the Adviser, dated as of February 9, 2004 (the "Investment Advisory Agreement").  The Adviser allocates the Fund's assets and, thereafter, evaluates regularly each Investment Manager to determine whether its investment program is consistent with the Fund's investment objective and whether its investment performance is satisfactory.  The Adviser may reallocate the Fund's assets among the Investment Managers, terminate existing Investment Managers and select additional Investment Managers, subject to the condition that selection of a new Subadviser requires approval of a majority (as defined in the Investment Company Act) of the Fund's outstanding voting securities, unless the Fund receives an exemption from certain provisions of the Investment Company Act.  The Adviser will perform its duties subject to any policies established by the Directors.

The Adviser was formed as a Delaware limited liability company on March 16, 2004, is a direct wholly-owned subsidiary of UBS AG, a Swiss bank.  The Adviser is registered as an investment adviser under the Advisers Act.  The Adviser's offices are located at 677 Washington Boulevard, Stamford, Connecticut 06901, and the Adviser's telephone number is (888) 793-8637.

The Investment Advisory Agreement was initially approved by the Board, including each Independent Director, on February 9, 2004, and by vote of investors holding interests in the Fund on February 9, 2004.  The Investment Advisory Agreement will continue automatically for successive one-year periods, if its continuance is approved annually by the Board, including a majority of the Independent Directors.  The Investment Advisory Agreement may be terminated at any time by vote of the Board or by a vote of a majority of the Fund's outstanding voting securities on sixty days' written notice to the Adviser or by the Adviser on sixty days' written notice to the Fund.  The Investment Advisory Agreement will terminate automatically in the event of its assignment within the meaning of the Investment Company Act.

The Investment Advisory Agreement provides that, in the absence of willful misfeasance, bad faith or gross negligence of its obligations to the Fund, the Adviser and any member, director, officer or employee of the Adviser, or any of their affiliates, will not be liable to the Fund for any error of judgment, mistake of law or any act or omission by such person in connection with the performance of services to the Fund.  The Investment Advisory Agreement also provides for indemnification, to the fullest extent permitted by law, by the Fund or the Adviser, or any member, director, officer or employee of the Adviser, and any of their affiliates, against any liability or expense to which such person may be liable which arises in connection with the performance of services to the Fund, provided that the liability or expense is not incurred by reason of the person's willful misfeasance, bad faith or gross negligence of its obligations to the Fund.

During the fiscal years ended December 31, 2012, December 31, 2011 and December 31, 2010 the Fund paid $[_______], $1,710,080 and $1,675,857, respectively, pursuant to the Investment Advisory Agreement.

The Administrator

The Adviser, in its capacity as the Administrator, provides certain administrative services to the Fund including, among other things, providing office space, handling of investor inquiries regarding the Fund, providing investors with information concerning their investment in the Fund and coordinating and organizing meetings of the Board.

During the fiscal years ended December 31, 2012, December 31, 2011 and December 31, 2010 the Fund paid $[_______], $394,635 and $386,725, respectively, to the Administrator pursuant to the Administration Agreement.

Portfolio Management

The Fund's portfolio managers (the "Portfolio Managers") manage multiple accounts for the Adviser, including registered closed-end funds and private domestic and offshore pooled investment vehicles.

Potential conflicts of interest may arise because of the Portfolio Managers' management of the Fund and other accounts.  For example, conflicts of interest may arise with the allocation of investment transactions and allocation of limited investment opportunities.  Allocations of investment opportunities generally could raise a potential conflict of interest to the extent that the Portfolio Managers may have an incentive to allocate investments that are expected to increase in value to preferred accounts.  Conversely, a Portfolio Manager could favor one account over another in the amount or the sequence in which orders to redeem investments are placed.  The Portfolio Managers may be perceived to have a conflict of interest if there are a large number of other accounts, in addition to the Fund, that they are managing on behalf of the Adviser.  In addition, the Portfolio Manager could be viewed as having a conflict of interest to the extent that a Portfolio Manager has an investment in accounts other than the Fund.  The Adviser periodically reviews the Portfolio Managers' overall responsibilities to ensure that they are able to allocate the necessary time and resources to effectively manage the Fund.

Other accounts may have investment objectives, strategies and risks that differ from those of the Fund.  For these or other reasons, the Portfolio Managers may purchase different investments for the Fund and the other accounts, and the performance of investments purchased for the Fund may vary from the performance of the investments purchased for other accounts.  The Portfolio Managers may place transactions on behalf of other accounts that are directly or indirectly contrary to investment decisions made for the Fund, which could have the potential to adversely impact the Fund, depending on market conditions.

A potential conflict of interest may be perceived if the Adviser receives a performance-based advisory fee as to one account but not another, because a Portfolio Manager may favor the account subject to the performance fee, whether or not the performance of that account directly determines the Portfolio Manager's compensation.

The Adviser's goal is to provide high quality investment services to all of its clients, while meeting its fiduciary obligation to treat all clients fairly.  The Adviser has adopted and implemented policies and procedures, including brokerage and trade allocation policies and procedures, that it believes address the conflicts associated with managing multiple accounts for multiple clients.  In addition, the Adviser monitors a variety of areas, including compliance with Fund guidelines.  Furthermore, senior investment and business personnel at the Adviser periodically review the performance of the Portfolio Managers.

The Portfolio Managers' compensation is comprised primarily of a fixed salary and a discretionary bonus paid by the Adviser or its affiliates and not by the Fund.  A portion of the discretionary bonus may be paid in shares of stock or stock options of UBS AG, the ultimate parent company of the Adviser, subject to certain vesting periods.  The amount of a Portfolio Manager's discretionary bonus, and the portion to be paid in shares or stock options of UBS AG, is determined by senior officers of the Adviser.  In general, the amount of the bonus will be based on a combination of factors, none of which is necessarily weighted more than any other factor.  These factors may include: the overall performance of the Adviser;  the overall performance of UBS AG; the profitability to the Adviser derived from the management of the Fund and the other accounts managed by the Adviser; the absolute performance of the Fund and such other accounts for the preceding year;  contributions by the Portfolio Manager to assisting in managing the Adviser; participation by the Portfolio Manager in training of personnel; and support by the Portfolio Manager generally to colleagues.  The bonus is not based on a precise formula, benchmark or other metric.

The following table lists the number and types of other accounts advised by the Fund's Portfolio Managers and approximate assets under management in those accounts as of as of December 31, 2012.

Norman E. Sienko, Jr.
Registered Investment Companies		Pooled Accounts		Other Accounts
Number of Accounts1	Assets Managed	Number of Accounts2	Assets Managed	Number of Accounts	Assets Managed

[__]	$	[__]	$	[__]	$

Russell Sinder
Registered Investment Companies		Pooled Accounts		Other Accounts
Number of Accounts1	Assets Managed	Number of Accounts2	Assets Managed	Number of Accounts	Assets Managed

[__]	$	[__]	$	[__]	$

Joseph M. Sciortino
Registered Investment Companies		Pooled Accounts		Other Accounts
Number of Accounts1	Assets Managed	Number of Accounts2	Assets Managed	Number of Accounts	Assets Managed

[__]	$	[__]	$	[__]	$

Matthew Woodbury
Registered Investment Companies		Pooled Accounts		Other Accounts
Number of Accounts1	Assets Managed	Number of Accounts2	Assets Managed	Number of Accounts	Assets Managed

[__]	$	[__]	$	[__]	$
___________________

1	Of these accounts, [__] accounts with total assets of approximately $[________] charge performance-based advisory fees.

2	Of these accounts, [__] accounts with total assets of approximately $[________] charge performance-based advisory fees.

[None of the Fund's Portfolio Managers beneficially owns any interests in the Fund.]

CONFLICTS OF INTEREST

The Adviser

The Adviser and its affiliates are major participants in the equity, fixed-income, global currency, commodity, derivative and other markets.  As such, the Adviser and its affiliates are actively engaged in transactions and in rendering discretionary or non-discretionary investment advice on behalf of other investment funds and accounts at the same time as it is advising the Fund, which may or may not involve the same Investment Managers and Investment Funds in which the Fund will invest.  Additionally, while the Adviser intends to employ a consistent investment program, certain portfolio strategies, particularly other multi-manager portfolio strategies, of the Adviser and its affiliates used for other investment funds or accounts could conflict with the strategies employed by the Adviser in managing the Fund and affect access to Investment Managers and their Investment Funds, particularly where an Investment Manager has limited the amount of assets or number of accounts it will manage.  As a result, affiliates of the Adviser may compete with the Fund and the Investment Funds for appropriate investment opportunities.

The Adviser and its affiliates manage the assets of registered investment companies, private investment funds and individual accounts (collectively, "Adviser Clients").  The Fund has no interest in these activities.  In addition, the Adviser, its affiliates, and any of their respective officers, directors, partners, members or employees, may invest for their own accounts in various investment opportunities, including in investment partnerships, private investment companies or other investment vehicles in which the Fund will have no interest.

The Adviser and its affiliates may give advice or take action with respect to any of their other clients which may differ from the advice given or the timing or nature of any action taken with respect to investments in the Fund.  The Adviser will, to the extent possible, allocate investment opportunities to the Fund over a period of time on a fair and equitable basis relative to other funds and accounts under its management in accordance with its allocation policies and procedures.  The Adviser's investment decisions made on behalf of the Fund will be made independently of any investment decisions made on behalf of other clients.  The Adviser has no obligation to invest on behalf of the Fund with any Investment Manager that the Adviser invests with on behalf of the account of other clients if, in its opinion, such investment appears to be unsuitable, impractical or undesirable for the Fund.  The Adviser will have discretion in determining the Fund's level of participation with such Investment Managers.

The Adviser or its affiliates may determine that an investment opportunity in a particular investment vehicle is appropriate for a particular Adviser Client or for itself or its officers, directors, partners, members or employees, but not for the Fund.  In addition, provisions of the Investment Company Act or the rules and regulations of the SEC thereunder may limit or prohibit the Fund from investing in an investment opportunity in which Adviser Clients or the Adviser or its affiliates or any of their respective officers, directors, partners, members or employees are also invested.  Situations also may arise in which the Adviser, its affiliates or Adviser Clients have made investments which would have been suitable for investment by the Fund but, for various reasons, were not pursued by, or available to, the Fund.

Investment decisions for the Fund are made independently from those of Adviser Clients.  If the Fund desires to invest in the same Investment Fund as an Adviser Client, the available investment will be allocated fairly, reasonably and equitably in accordance with the Adviser's allocation policies and procedures.  Decisions in this regard are necessarily subjective and there is no requirement that the Fund participate, or participate to the same extent as the Adviser Clients, in all investments.  At times, the Adviser may determine that Adviser Clients and the Fund should take differing positions with respect to a particular investment.  In these cases, the Adviser may place separate transactions for one or more Adviser Clients which may affect the market price of the investment vehicle, the execution of the transaction or the amount the Fund will be able to invest in the Investment Fund, to the detriment or benefit of one or more Adviser Clients.  Placing transactions on behalf of Adviser Clients that are directly or indirectly contrary to investment decisions made for the Fund can have the potential to adversely impact the Fund, depending on market conditions.  However, the Adviser will seek to resolve such conflicts in a fair and equitable manner and believes that such risks are mitigated by its allocation policies and procedures.

While the Adviser will seek to ensure that neither the Fund nor any Adviser Client will be systematically disadvantaged by the aggregation, placement and allocation of orders and investments, situations may arise in which the investment activities of the Adviser, its affiliates and any of their respective officers, directors, partners, members or employees disadvantage the Fund.  Such situations may be based on, among other things:  (i) legal restrictions regarding the combined size of positions that may be taken in an Investment Fund by the Fund and Adviser Clients, thereby limiting the size of the Fund's position in such Investment Fund; (ii) the difficulty of withdrawing from an Investment Fund where the market cannot absorb the sale of the combined positions of the Fund and the Adviser Clients; and (iii) the determination that a particular investment is warranted only if hedged with an option or other instrument and there is a limited availability of such options or other instruments.

The Adviser and its affiliates may have investments or other business relationships with the Investment Managers or the Investment Funds, including acting as broker, prime broker, lender, counterparty, shareholder or financial adviser to an Investment Manager or an Investment Fund, which could be more valuable than the Adviser's relationship to the Fund.  In addition, to the extent consistent with applicable law, affiliates of the Adviser, acting as placement agent, may sell interests in the Investment Funds to the Fund.  Accordingly, the Adviser will face a conflict in evaluating such portfolio managers.  Moreover, as a result of certain relationships, UBS AG and its affiliates may take actions with respect to an Investment Fund, such as making a margin call, that adversely affect such Investment Fund and, therefore, the Fund.

The officers or employees of the Adviser will be engaged in substantial activities other than on behalf of the Fund and may have conflicts of interest in allocating their time and activity between the Fund and Adviser Clients.  The Adviser and its officers and employees will devote so much of their time to the affairs of the Fund as in their judgment is necessary and appropriate.

The proprietary activities or portfolio strategies of UBS AG and its affiliates (including the Adviser), and the activities or strategies used for accounts managed by UBS AG and its affiliates (including the Adviser) for themselves or other Adviser Clients, could conflict with the transactions and strategies employed by an Investment Manager and affect the prices and availability of the securities and instruments in which the Investment Manager invests.  Issuers of securities held by the Fund, an Investment Manager and an Investment Fund may have publicly or privately traded securities in which UBS AG and its affiliates are investors or make a market.  The trading activities of UBS AG and its affiliates generally are carried out without reference to positions held directly or indirectly by the Fund, the Investment Managers or the Investment Funds and may have an effect on the value of the positions so held, or may result in UBS AG and its affiliates having interests or positions adverse to that of the Fund or the Investment Funds.  Conflicts of interest may arise from the fact that the Investment Managers and their affiliates generally will be carrying on substantial investment activities for other clients, including other investment funds, in which the Fund will have no interest.  The Investment Managers may have financial incentives to favor certain of such accounts over the Investment Funds.  Any of their proprietary accounts and other customer accounts may compete with the Fund for specific trades, or may hold positions opposite to positions maintained on behalf of the Fund.  The Investment Managers may give advice and recommend securities to, or buy or sell securities for, an Investment Fund or managed account in which the Fund's assets are invested, which advice or securities may differ from advice given to, or securities recommended or bought or sold for, other accounts and customers even though their investment objectives may be the same as, or similar to, those of the Fund.

Investment Managers may purchase investments that are the subject of an underwriting or other distribution, by UBS AG and its affiliates.  An Investment Manager may invest, directly or indirectly, in the securities of companies affiliated with UBS AG and its affiliates or in which UBS AG and its affiliates has an equity or participation interest.  The purchase, holding and sale of such investments by an Investment Manager may enhance the profitability of UBS AG's or its affiliates' own investments in such companies.

UBS Financial Services acts as the principal placement agent for the Fund, without special compensation from the Fund.  The Adviser or the placement agent intend to compensate the placement agent's or its affiliates' financial advisors, as well as third-party securities dealers and other industry professionals, for their ongoing servicing of clients with whom they have placed Interests in the Fund and such compensation will be based upon a formula that takes into account the amount of client assets being serviced as well as the investment results attributable to the clients' assets in the Fund.  Additionally, these entities, at their discretion, may charge investors placement fees based on the purchase price of Fund Interests being purchased.  See "Capital Accounts" and "Plan of Distribution," each in the Fund's prospectus.

UBS Financial Services or its affiliates may provide brokerage, investment banking and other financial or advisory services from time to time to one or more accounts or entities managed by the Investment Managers or their affiliates, including the Investment Funds, and may receive compensation for providing these services.  These relationships could preclude the Fund from engaging in certain transactions and could constrain the Fund's investment flexibility.  (All Investment Funds and other accounts managed by the Investment Managers or their affiliates, excluding the Fund, are referred to collectively as the "Investment Manager Accounts.")  Investment Managers may receive research products and services in connection with the brokerage services that the Adviser and its affiliates may provide from time to time to one or more Investment Manager Accounts or to the Fund.

UBS AG or its affiliates may lend to issuers of securities that are owned by the Fund or that are owned by the Investment Funds, or to affiliates of those issuers, or may receive guarantees from the issuers of those securities.  In making and administering such loans, UBS AG or its affiliates may take actions, including restructuring a loan, foreclosing on the loan, requiring additional collateral from an issuer, charging significant fees and interest to the issuer, placing the issuer in bankruptcy, or demanding payment on a loan guarantee, that may be contrary to the Interests of the Fund.  If that happens, the security issued by the borrower or the guarantor or the affiliate that is owned by the Fund or the Investment Funds may lose some or all of its value.

Pertaining to Subadvisers

To the extent Subadvisers are engaged to manage the Fund's assets, the following potential conflicts of interest also may be relevant:

Participation in Investment Opportunities.  Each Subadviser expects to employ an investment program for its Investment Fund that is substantially similar to the investment program that will be employed by the Subadviser for its Investment Manager Accounts.  Accordingly, as a general matter, the Subadviser will consider participation by the Fund in all appropriate investment opportunities that are under consideration for investment by the Subadviser for its Investment Manager Accounts.  There may be, however, circumstances under which a Subadviser will cause its Investment Manager Accounts to commit a larger percentage of their respective assets to an investment opportunity than to which the Subadviser will commit the Fund's assets.  There also may be circumstances under which a Subadviser will consider participation by its Investment Manager Accounts in investment opportunities in which the Subadviser does not intend to invest on behalf of the Fund, or vice versa.

Each Subadviser is expected to evaluate a variety of factors that may be relevant in determining whether a particular investment opportunity or strategy is appropriate and feasible for its respective Investment Fund or Investment Manager Account at a particular time, including, but not limited to, the following:  (i) the nature of the investment opportunity taken in the context of the other investments at the time; (ii) the liquidity of the investment relative to the needs of the particular entity or account; (iii) the availability of the opportunity (i.e., size of obtainable position); (iv) the transaction costs involved; and (v) the investment strategy of the particular entity or account.  Because these considerations may differ for the Investment Fund and relevant Investment Manager Accounts in the context of any particular investment opportunity, the investment activities of the Investment Fund and Investment Manager Accounts may differ considerably from time to time.  In addition, the fees and expenses of the Investment Fund will differ from those of the Investment Manager Accounts and the Fund.  Accordingly, prospective investors should note that the future performance of the Subadviser and the Investment Manager Accounts will vary.

When a Subadviser determines that it would be appropriate for its respective Investment Fund and one or more of its Investment Manager Accounts to participate in an investment opportunity at the same time, the Subadviser will attempt to aggregate, place and allocate orders on a basis that it believes to be fair, reasonable and equitable, consistent with its responsibilities under applicable law.  Decisions in this regard are necessarily subjective and there is no requirement that each Investment Fund participate, or participate to the same extent as the Investment Manager Accounts, in all trades.  The Subadviser will seek to ensure that neither the Fund nor any Investment Manager Account will receive preferential treatment or be systematically disadvantaged by the aggregation, placement and allocation of orders.

Each Subadviser may be legally restricted from entering into a "joint transaction" (as defined in the Investment Company Act) with its Investment Fund or Investment Manager Accounts with respect to the securities of an issuer without first obtaining exemptive relief from the SEC.  See "—Other Matters."

Each Investment Manager, whether or not it is acting as a Subadviser, and its principals, officers, employees and affiliates, may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund.  As a result of differing trading and investment strategies or constraints, positions may be taken by principals, officers, employees and affiliates of the Investment Manager that are the same, different or made at a different time than positions taken for the Fund.

Other Matters.  Except in accordance with applicable law, no Subadviser is permitted to buy securities or other property from, or sell securities or other property to, its respective Investment Fund.  However, the Investment Fund may effect certain principal transactions in securities with one or more Investment Manager Accounts, except for accounts in which the Subadviser or any affiliate thereof serves as a general partner or in which it has a financial interest, other than an interest that results solely from the Subadviser's appointment as an investment adviser to the account.  These transactions would be made in circumstances where the Subadviser has determined it would be appropriate for the Investment Fund to purchase and an Investment Manager Account to sell, or the Investment Fund to sell and an Investment Manager Account to purchase, the same security or instrument on the same day.  Future investment activities of the Investment Managers, or their affiliates, and the principals, partners, directors, officers or employees of the foregoing may give rise to additional conflicts of interest.

TAX ASPECTS

The following is a summary of certain aspects of the income taxation of the Fund and its investors which should be considered by a prospective investor.  The Fund has not sought a ruling from the Internal Revenue Service (the "Service") or any other Federal, state or local agency with respect to any of the tax issues affecting the Fund, nor has it obtained an opinion of counsel with respect to any tax issues other than the characterization of the Fund as a partnership which is not a "publicly traded partnership" for Federal income tax purposes.

This summary of certain aspects of the Federal income tax treatment of the Fund is based upon the Internal Revenue Code of 1986, as amended (the "Code"), judicial decisions, Treasury Regulations (the "Regulations") and rulings in existence on the date hereof, all of which are subject to change (possibly with retroactive effect).  Except as otherwise noted below, this summary does not discuss the impact of various proposals to amend the Code which could change certain of the tax consequences of an investment in the Fund.  This summary also does not discuss all of the tax consequences that may be relevant to a particular investor, to all investors that acquire Interests other than for cash or to certain investors subject to special treatment under the Federal income tax laws, such as insurance companies, non-U.S. persons, banks and certain other financial institutions, insurance companies, private foundations, real estate investment trusts, dealers, and persons that will hold Interests as a position in a "straddle," as part of a "synthetic security" or "hedge," or as part of a "conversion transaction," "constructive sale transaction" or other integrated investment.

To ensure compliance with requirements imposed by the Service in Circular 230, you are hereby informed that (i) any tax advice contained in this SAI or the prospectus (including any opinion of counsel referred to in this SAI or the prospectus) is not intended or written to be used, and cannot be used, by any taxpayer for the purpose of avoiding penalties under the Code, (ii) any such advice is written to support the promotion or marketing of the transactions or matters addressed herein and in the prospectus (and in any such opinion of counsel), and (iii) each investor and potential investor should seek advice based on its particular circumstances from an independent tax advisor.

In addition to the particular matters set forth in this section, tax-exempt organizations should review carefully those sections of the prospectus and this SAI regarding liquidity and other financial matters to ascertain whether the investment objective of the Fund is consistent with their overall investment plans.  The Investment Funds and the Fund may utilize leverage.  Therefore, the Fund expects that its investment activities will give rise to "unrelated business taxable income" ("UBTI") to a tax-exempt investor.  Accordingly, Interests in the Fund may not be a suitable investment for certain tax-exempt entities.  Each prospective tax-exempt investor is urged to consult its own counsel regarding the acquisition of Interests.

Tax Treatment of Fund Operations

Classification of the Fund.  The Fund has received an opinion of Stroock & Stroock & Lavan LLP, counsel to the Fund, that under the provisions of the Code and the Regulations, as in effect on the date of the opinion, the Fund will be treated as a partnership for Federal income tax purposes and not as an association taxable as a corporation.

Under Section 7704 of the Code, "publicly traded partnerships" are generally treated as corporations for Federal income tax purposes.  A publicly traded partnership is any partnership the interests in which are traded on an established securities market or which are readily tradable on a secondary market, or the substantial equivalent thereof.  Interests in the Fund are not traded on an established securities market.  Regulations concerning the classification of partnerships as publicly traded partnerships provide certain safe harbors under which interests in a partnership will not be considered readily tradable on a secondary market, or the substantial equivalent thereof.  The Fund is not eligible for any of those safe harbors.

The Regulations specifically provide that the fact that a partnership does not qualify for the safe harbors is disregarded for purposes of determining whether interests in a partnership are readily tradable on a secondary market, or the substantial equivalent thereof.  Rather, in this event the partnership's status is examined under a general facts and circumstances test set forth in the Regulations.  Counsel to the Fund has rendered its opinion that, under this "facts and circumstances" test, and based upon the anticipated operations of the Fund as well as the legislative history to Section 7704 and the text of the Regulations, Interests in the Fund are not readily tradable on a secondary market, or the substantial equivalent thereof, and, therefore, the Fund will not be treated as a publicly traded partnership taxable as a corporation.

Neither of the opinions of counsel described above, however, is binding on the Service or the courts.  If it were determined that the Fund should be treated as an association or a publicly traded partnership taxable as a corporation for Federal income tax purposes, as a result of a successful challenge to such opinions by the Service, changes in the Code, the Regulations or judicial interpretations thereof, a material adverse change in facts, or otherwise, the taxable income of the Fund would be subject to corporate income tax when recognized by the Fund; distributions of such income, other than in certain repurchases of Fund Interests, would be treated as dividend income when received by the investors to the extent of the Fund's current or accumulated earnings and profits; and investors would not be entitled to report profits or losses realized by the Fund.

UNLESS OTHERWISE INDICATED, REFERENCES IN THE FOLLOWING DISCUSSION TO THE TAX CONSEQUENCES OF FUND INVESTMENTS, ACTIVITIES, INCOME, GAIN AND LOSS, INCLUDE THE DIRECT INVESTMENTS, ACTIVITIES, INCOME, GAIN AND LOSS OF THE FUND, AND THOSE INDIRECTLY ATTRIBUTABLE TO THE FUND AS A RESULT OF IT BEING A MEMBER OR PARTNER OF AN INVESTMENT FUND THAT IS TREATED AS A PARTNERSHIP (AND IS NOT A PUBLICLY TRADED PARTNERSHIP TAXABLE AS A CORPORATION) FOR FEDERAL INCOME TAX PURPOSES.

As an entity that is properly classified as a partnership, the Fund is not itself subject to Federal income tax.  For income tax purposes, each investor will be treated as a partner of the Fund and, as such, will be taxed upon its distributive share of each item of the Fund's income, gain, loss and deductions allocated to the Fund (including from investments in other partnerships) for each taxable year of the Fund ending with or within the investor's taxable year.  Each item will have the same character to an investor, and will generally have the same source (either United States or foreign), as though the investor realized the item directly.  Investors must report these items regardless of the extent to which, or whether, the Fund or investors receive cash distributions for such taxable year, and thus may incur income tax liabilities unrelated to any distributions to or from the Fund.

Allocation of Profits and Losses.  Under the LLC Agreement, the Fund's net capital appreciation or net capital depreciation for each fiscal period is allocated among the investors and to their capital accounts without regard to the amount of income or loss actually recognized by the Fund for Federal income tax purposes.  The LLC Agreement provides that items of income, deduction, gain, loss or credit actually recognized by the Fund for each fiscal year generally are to be allocated for income tax purposes among the investors pursuant to Regulations issued under Sections 704(b) and 704(c) of the Code, based upon amounts of the Fund's net capital appreciation or net capital depreciation allocated to each investor's capital account for the current and prior fiscal years.

The Fund may invest in Investment Funds that have taxable years that differ from the Fund's taxable year.  This may result in a mismatching between the Fund's capital appreciation or depreciation for a fiscal period attributable to such Investment Funds, and the amount of taxable income or loss actually recognized by the Fund for such fiscal period attributable to such Investment Funds.  This mismatch may cause entering or withdrawing investors to be allocated more or less ordinary income or capital gain for income tax purposes than would be the case if such Investment Funds and the Fund had the same taxable year.

The Board has the discretion to allocate specially ordinary income and/or capital gains (including short-term capital gains) for Federal income tax purposes, or deductions, ordinary losses and/or capital losses (including long-term capital losses) for Federal income tax purposes to a withdrawing investor up to an amount by which the total of such investor's capital account as of the effective date of withdrawal exceeds or is less than its "adjusted tax basis," for Federal income tax purposes, in its Interest as of such time (determined without regard to any adjustments made to such adjusted tax basis by reason of any transfer or assignment of such Interest, including by reason of death and without regard to such investor's share of the liabilities of the Fund under Section 752 of the Code).  There can be no assurance that, if the Board makes such a special allocation, the Service will accept such allocation.  If such special allocations are successfully challenged by the Service, the Fund's tax items allocable to all investors would be affected.

Tax Elections; Returns; Tax Audits.  The Code provides for optional adjustments to the basis of partnership property under Code Section 734 in connection with distributions of partnership property to a partner and under Code Section 743 in connection with transfers of partnership interests, including by reason of death, provided that a partnership election has been made pursuant to Section 754.  At the request of an investor, the Adviser, in its sole discretion, may cause the Fund to make such an election.  Any such election, once made, cannot be revoked without the Service's consent.  The actual effect of any such election may depend on whether any Investment Fund also makes such an election.  As a result of the complexity and added expense of the tax accounting required to implement such an election, the Adviser does not presently intend to make such election for the Fund.

The Fund is generally required to adjust its tax basis in its assets in respect of all investors in cases of Fund distributions that result in a "substantial basis reduction" (i.e., in excess of $250,000) in respect of the Fund's property.  The Fund is also required to adjust its tax basis in its assets in respect of a transferee, in the case of a sale or exchange of an Interest, or a transfer upon death, when there exists a "substantial built-in loss" (i.e., in excess of $250,000) in respect of Fund property immediately after transfer.  For this reason, the Fund will require (i) an investor who receives a distribution from the Fund in connection with a complete withdrawal, (ii) a transferee of an Interest (including a transferee in case of death) and (iii) any other investor in appropriate circumstances to provide the Fund with information regarding its adjusted tax basis in its Interest.

The Adviser decides how to report the Fund's tax items on the Fund's tax returns, and all investors are required under the Code to treat the items consistently on their own returns, unless they file a statement with the Service disclosing the inconsistency.  In the event the income tax returns of the Fund are audited by the Service, the tax treatment of the Fund's income and deductions generally is determined at the Fund level in a single proceeding rather than by individual audits of the investors.  The Adviser is designated as the Fund's "Tax Matters Partner" in the LLC Agreement.  As such, it has considerable authority to make decisions affecting the tax treatment and procedural rights of all investors.  In addition, the Tax Matters Partner has the authority to bind certain investors to settlement agreements and the right on behalf of all investors to extend the statute of limitations relating to the investors' tax liabilities with respect to the Fund's tax items.

Tax Consequences to a Withdrawing Investor

An investor who tenders its entire Interest to the Fund for repurchase generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such investor (consisting of the initial cash payment and the principal payments under the notes) and such investor's adjusted tax basis in its Interest.  Gain, if any, will be recognized by a tendering investor only as and after the total proceeds received by such investor exceed the investor's adjusted tax basis in its Interest.  A loss, if any, may be recognized only after the tendering investor has received full payment under the notes (and may not be recognized upon the tender or payment of the notes if any assets other than cash and the notes are received by the investor upon the tender of its Interests).  Such capital gain or loss will be short-term, long-term, or some combination of both, depending upon the timing of the investor's contributions to the Fund.  However, a withdrawing investor will recognize ordinary income to the extent such investor's allocable share of the Fund's "unrealized receivables" exceeds the investor's basis in such unrealized receivables, as determined pursuant to the Regulations.  For these purposes, unrealized receivables in respect of a withdrawing investor include, among other items, any market discount bonds or short-term obligations held by the Fund to the extent of the amounts which would be treated as ordinary income if such bonds or obligations had been sold by the Fund.  Further, a withdrawing investor may recognize some amount of ordinary income upon a withdrawal if the Fund, or an Investment Fund, makes an election to mark to market its assets under Section 475 of the Code.  See "Possible Mark-to-Market Election" below.

An investor receiving a cash nonliquidating distribution will recognize income in a similar manner only to the extent that the amount of the distribution exceeds such investor's adjusted tax basis in its Interest in the Fund.

As discussed above, the Board has the discretion to allocate specially ordinary income and/or capital gains (including short-term capital gains) for Federal income tax purposes, or deductions, ordinary losses and/or capital losses (including long-term capital losses) for Federal income tax purposes to a withdrawing investor up to an amount by which the total of such investor's capital account as of the effective date of withdrawal exceeds or is less than its "adjusted tax basis," for Federal income tax purposes, in its Interest as of such time (determined without regard to any adjustments made to such adjusted tax basis by reason of any transfer or assignment of such Interest, including by reason of death and without regard to such investor's share of the liabilities of the Fund under Section 752 of the Code).  Any such special allocation of income or gain may result in the withdrawing investor recognizing ordinary income and/or capital gain, which may include short-term capital gain, in the investor's last taxable year in the Fund, thereby reducing the amount of long-term capital gain recognized during the tax year in which it receives its liquidating distribution upon withdrawal.  Any such special allocation of deduction or loss may result in the withdrawing investor recognizing ordinary loss and/or capital loss, which may include long-term capital loss, in the investor's last taxable year in the Fund, thereby reducing the amount of ordinary loss or short-term capital loss recognized during the tax year in which it receives its liquidating distribution upon withdrawal.

Distribution of Property

A partner's receipt of a distribution of property from a partnership is generally not taxable.  However, under Section 731 of the Code, a distribution consisting of marketable securities generally is treated as a distribution of cash (rather than property) unless the distributing partnership is an "investment partnership" within the meaning of Section 731(c)(3)(C)(i) and the recipient is an "eligible partner" within the meaning of Section 731(c)(3)(C)(iii).  The Fund will determine at the appropriate time whether it qualifies as an "investment partnership."  Assuming it so qualifies, if an investor is an "eligible partner," which term should include an investor whose contributions to the Fund consisted solely of cash, the recharacterization rule described above would not apply.

Tax Treatment of Fund Investments

In General.  The Fund in its own right directly or through the Investment Funds expects to act as a trader, or investor or both, and not as a dealer, with respect to its securities transactions.  A trader and an investor are persons who buy and sell securities for their own accounts.  A dealer, on the other hand, is a person who purchases securities for resale to customers rather than for investment or speculation.  If, contrary to expectations, the Fund were to be characterized, for tax purposes, as a dealer (or should for other reasons be comparably treated), transactions which would otherwise qualify for capital gain or loss treatment (as discussed below) may result in ordinary income or loss.

Generally, the gains and losses realized by a trader or an investor on the sale of securities are capital gains and losses.  Thus, subject to the treatment of certain currency exchange gains as ordinary income and certain other transactions described below, the Fund expects that its gains and losses from its securities transactions typically will be capital gains and capital losses.  See "—Currency Fluctuations—'Section 988' Gains or Losses" and certain other transactions described below.  These capital gains and losses may be long-term or short-term depending, in general, upon the length of time a particular investment position is maintained and, in some cases, upon the nature of the transaction.  Property held for more than one year generally will be eligible for long-term capital gain or loss treatment.  In certain circumstances, if the issuer of a security held by the Fund engages in a reorganization transaction, the Fund may be treated as disposing of the security in a taxable transaction at the time of the reorganization, depending on certain factors relating to the reorganization, the nature of the security and the nature of the consideration received for the security in the reorganization.  Accordingly, the timing of the Fund's dispositions of its securities may be affected by factors beyond its control.  Further, the application of certain rules relating to short sales, to constructive sales, to so-called "straddle" and "wash sale" transactions, to "Section 1256 contracts," to certain hedge transactions and the marking to market of positions under Section 475 of the Code (See "—Possible 'Mark-to-Market' Election" below) may serve to alter the manner in which the holding period for a security is determined or may otherwise affect the characterization as long-term or short-term, and also the timing of the realization and/or character, of certain gains or losses.  Moreover, the straddle rules and short sale rules may require the capitalization of certain related expenses.

Under the Code, the maximum ordinary income tax rate for individuals is 39.6%.  However, certain "qualified dividend income" is taxable at a preferential maximum rate of 20%.

The maximum individual income tax rate for long-term capital gains is generally 20%, unless the taxpayer elects to be taxed at ordinary rates.  In any case, the actual rate imposed on income and gains may be higher due to the phase out of certain tax deductions, exemptions and/or credits.  See "—Limitation on Deductibility of Interest and Short Sale Expenses" below.  The excess of capital losses over capital gains may be offset against the ordinary income of an individual taxpayer, subject to an annual deduction limitation of $3,000.  Capital losses of an individual taxpayer generally may not be carried back but may be carried forward indefinitely.  For corporate taxpayers, the maximum income tax rate is 35%.  Capital losses of a corporate taxpayer may be offset only against capital gains, but unused capital losses may be carried back three years, subject to certain limitations, and carried forward five years.

Individuals (other than non-resident aliens) will be subject to an additional 3.8% tax on the lesser of (i) their net investment income and (ii) the excess of their adjusted gross income (determined with certain modifications on account of certain foreign earned income and related deductions) over a threshold amount of $250,000 in the case of a taxpayer filing a joint return or a surviving spouse, $125,000 in the case of a married taxpayer filing a separate return, and $200,000 in all other cases.  A similar 3.8% tax will be imposed on certain trusts and estates in respect of the lesser of their undistributed net investment income and the excess of their adjusted gross income over a prescribed threshold.  Net investment income is determined under prescribed rules, including special rules relating to income from passive trades or businesses, trades or businesses of trading in financial instruments or commodities, and in respect of dispositions of interests in partnerships and S corporations.

The Fund may realize ordinary income from dividends, accruals of interest, original issue discount and market discount on, or with respect to, securities.  The Fund may realize ordinary income or loss with respect to its investments in partnerships engaged in a trade or business.  Income or loss from transactions involving derivative instruments, such as swap transactions, also may constitute ordinary income or loss, and in certain cases, such income may be recognizable prior to the receipt of cash associated with such income.  In addition, periodic amounts payable by the Investment Funds in connection with equity swaps, interest rate swaps, other swaps, caps, floors and collars likely would be considered "miscellaneous itemized deductions" which, for a noncorporate investor, may be subject to restrictions on their deductibility.  See "—Deductibility of Fund Investment Expenditures by Noncorporate Investors and Certain Other Expenditures."  Moreover, gain recognized from certain "conversion transactions" will be treated as ordinary income.1
____________________
1    Generally, a conversion transaction is one of several enumerated transactions where substantially all of the taxpayer's return is attributable to the time value of the net investment in the transaction.  The enumerated transactions are (i) the holding of any property, whether or not actively traded, and entering into a contract to sell such property, or substantially identical property, at a price determined in accordance with such contract, but only if such property was acquired and such contract was entered into on a substantially contemporaneous basis, (ii) certain straddles, (iii) generally any other transaction that is marketed or sold on the basis that it would have the economic characteristics of a loan but the interest-like return would be taxed as capital gain or (iv) any other transaction specified in the Regulations.

Modifications and Reorganization Exchanges of Debt Securities.  To the extent there is a "significant modification" of a debt security held by the Fund, pursuant to a workout or otherwise, the Fund will be treated as exchanging the pre-modification debt security for a new debt security having the terms of the modified security.  The Fund generally will be required to recognize gain or loss upon the deemed exchange equal to the difference between the issue price of the post-modification instrument and the Fund's basis in the pre-modification debt security (which may have been purchased at a discount).  Further, in certain circumstances, if the issuer of a security held by the Fund engages in a reorganization transaction, the Fund may be treated as disposing of the security in a taxable transaction at the time of the reorganization, depending on certain factors relating to the reorganization, the nature of the security and the nature of the consideration received for the security in the reorganization.  At the time of either a taxable deemed exchange upon modification of a debt security or a taxable exchange of a debt security pursuant to a reorganization of the issuer of such security, however, the Fund may not have any cash receipts associated with any gains recognized upon the deemed exchange or reorganization.  Each Investor will be required to pay all applicable Federal and state income taxes with respect to its share of any such gains even though the Fund does not intend to make periodic distributions of its net income or gains, if any, to Investors for such purpose.

Obligations with Original Issue Discount.  The Fund through the Investment Funds may invest in debt securities that are issued with original issue discount ("OID").  A debt instrument has OID if the obligation's stated redemption price at maturity (which includes the principal amount of the obligation and, in certain cases, interest payable on the obligation) exceeds its issue price by more than a statutorily defined de minimis amount.  OID is includible in gross income as ordinary income as it accrues under a prescribed constant-yield method.  In general, OID will be includible in income in advance of the receipt of cash associated with that income.  To the extent the Fund or an Investment Fund purchases a debt instrument that was issued with OID for a price that exceeds the instrument's adjusted issue price (such excess being "acquisition premium"), it may offset its OID income inclusions with the acquisition premium as it is deemed to accrue over the life of the debt instrument.  It is unclear whether OID income accruals with respect to a debt instrument may be reduced if there is no reasonable expectation of collecting some or all of the cash associated with the OID income.  The OID rules do not provide for such an adjustment.

Obligations with Market Discount.  The Fund through the Investment Funds may acquire Market Discount Obligations.  A debt security (excluding certain short-term obligations) generally will be treated as a Market Discount Obligation if its issue price exceeds the Investment Fund's purchase price for the debt security by more than a statutorily defined de minimis amount.  Accrued market discount is includible in income as ordinary income, but limited in any period to an amount equal to the principal payments received during that period on the obligation.  Further, any gain upon the disposition of a Market Discount Obligation will be treated as ordinary income to the extent of any previously untaxed accrued market discount.  Subject to special rules which may apply to Market Discount Obligations that receive principal payments prior to maturity, market discount accrues on a straight-line basis or, if the Fund so elects, on a constant-yield basis, over the remaining life of the obligation.

A holder of a Market Discount Obligation may be required to defer a portion of the interest deductions attributable to any indebtedness incurred or continued to purchase or carry the Market Discount Obligation.  Alternatively, the holder will be exempt from the interest deduction deferral rules if it elects to include market discount in gross income as it accrues, without regard to the timing of principal payments.  The election to include market discount in income as it accrues applies to all Market Discount Obligations acquired during the year of the election and thereafter and may not be revoked without the consent of the Service.

Currency Fluctuations—"Section 988" Gains or Losses.  The amount of gain or loss on securities denominated in a foreign currency frequently will be affected by the fluctuation in the value of such foreign currencies relative to the value of the U.S. dollar.  Generally, gains or losses with respect to investments in common stock of foreign issuers will be taxed as capital gains or losses at the time of the disposition of such stock.  However, under Section 988 of the Code, gains and losses on the acquisition and disposition of foreign currency (e.g., the purchase of foreign currency and subsequent use of the currency to acquire stock) will be treated as ordinary income or loss.  Moreover, under Section 988, gains or losses on disposition of debt securities denominated in a foreign currency to the extent attributable to fluctuation in the value of the foreign currency between the date of acquisition of the debt security and the date of disposition will be treated as ordinary income or loss.  Similarly, gains or losses attributable to fluctuations in exchange rates that occur between the time the taxpayer accrues interest or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time the taxpayer actually collects such receivables or pays such liabilities may be treated as ordinary income or ordinary loss.

As indicated above, the Fund through the Investment Funds may acquire foreign currency forward contracts, enter into foreign currency futures contracts and acquire put and call options on foreign currencies.  Generally, foreign currency regulated futures contracts and option contracts that qualify as "Section 1256 Contracts" (see "—Section 1256 Contracts"), will not be subject to ordinary income or loss treatment under Section 988.  However, if the Fund acquires currency futures contracts or option contracts that are not Section 1256 Contracts, or any currency forward contracts, any gain or loss realized by the Fund with respect to such instruments will be ordinary, unless (i) the contract is a capital asset in the hands of the Fund and is not a part of a straddle transaction and (ii) the Fund makes an election (by the close of the day the transaction is entered into) to treat the gain or loss attributable to such contract as capital gain or loss.

Section 1256 Contracts.  In the case of "Section 1256 Contracts," the Code generally applies a "mark to market" system of taxing unrealized gains and losses on such contracts and otherwise provides for special rules of taxation.  Under these rules, Section 1256 Contracts, which include certain regulated futures contracts, foreign currency forward contracts and certain options contracts, held at the end of each taxable year are treated for Federal income tax purposes as if they were sold by the holder for their fair market value on the last business day of such taxable year.  The net gain or loss, if any, resulting from such deemed sales, known as "marking to market," together with any gain or loss resulting from actual sales of Section 1256 Contracts, must be taken into account by the holder in computing its taxable income for such year.  If a Section 1256 Contract held at the end of a taxable year is sold in the following year, the amount of any gain or loss realized on such sale will be adjusted to reflect the gain or loss previously taken into account under the "mark to market" rules.

Capital gains and losses from such Section 1256 Contracts generally are characterized as short-term capital gains or losses to the extent of 40% thereof and as long-term capital gains or losses to the extent of 60% thereof.  Such gains and losses will be taxed under the general rules described above.  Gains and losses from certain foreign currency transactions will be treated as ordinary income and losses.  See "—Currency Fluctuations—'Section 988' Gains or Losses."  If an individual taxpayer incurs a net capital loss for a year, the portion thereof, if any, which consists of a net loss on "Section 1256 Contracts" may, at the election of the taxpayer, be carried back three years.  Losses so carried back may be deducted only against net capital gain to the extent that such gain includes gains on "Section 1256 Contracts."  A Section 1256 Contract does not include any "securities futures contract" or any option on such a contract, other than a "dealer securities futures contract" (See "—Certain Securities Futures Contracts").

Certain Securities Futures Contracts.  Generally, a securities futures contract is a contract of sale for future delivery of a single security or a narrow-based security index.  Any gain or loss from the sale or exchange of a securities futures contract (other than a "dealer securities futures contract") is treated as gain or loss from the sale or exchange of property that has the same character as the property to which the contract relates has (or would have) in the hands of the taxpayer.  If the underlying security would be a capital asset in the taxpayer's hands, then gain or loss from the sale or exchange of the securities futures contract would be capital gain or loss.  Capital gain or loss from the sale or exchange of a securities futures contract to sell property (i.e., the short side of a securities futures contract) generally will be short-term capital gain or loss.

A "dealer securities futures contract" is treated as a Section 1256 Contract.  A "dealer securities futures contract" is a securities futures contract, or an option to enter into such a contract, that (i) is entered into by a dealer (or, in the case of an option, is purchased or granted by the dealer) in the normal course of its trade or business activity of dealing in the contracts and (ii) is traded on a qualified board of trade or exchange.

Mixed Straddle Election.  The Code allows a taxpayer to elect to offset gains and losses from positions which are part of a "mixed straddle."  A "mixed straddle" is any straddle in which one or more but not all positions are Section 1256 Contracts.

Pursuant to Temporary Regulations, the Fund may be eligible to elect to establish one or more mixed straddle accounts for certain of its mixed straddle trading positions.  The mixed straddle account rules generally require a daily "marking to market" of all open positions in the account and a daily netting of gains and losses from positions in the account.  Daily accounts of net gains and net losses attributable to non-Section 1256 Contracts generally are characterized as short-term capital gain or loss, while daily accounts of net gains and net losses attributable to Section 1256 Contracts generally are characterized as short-term capital gains or losses to the extent of 40% thereof and as long-term capital gains or losses to the extent of 60% thereof.  At the end of a taxable year, annual net gains or net losses from the mixed straddle account(s) are recognized for tax purposes.  At such time, the daily accounts of net gains and net losses related to a particular mixed straddle account are netted, and then are further netted with the annual net gains and net losses from other mixed straddle accounts.  Notwithstanding the character rules set forth above, no more than 50% of the total annual net gains attributable to the mixed straddle accounts for a taxable year may be treated as long-term capital gain, and no more than 40% of the total annual net losses attributable to the mixed straddle accounts for a taxable year may be treated as short-term capital loss.  The mixed straddle account election is generally effective only for the taxable year for which the election is made.  Accordingly, the Fund may elect to make the mixed straddle election for certain taxable years and not for other taxable years.  The application of the Temporary Regulations' mixed straddle account rules is not entirely clear.  Therefore, there is no assurance that any given mixed straddle account election by the Fund will be accepted by the Service.

Possible "Mark-to-Market" Election.  To the extent that an Investment Fund is directly engaged in a trade or business as a trader in "securities," it may elect under Section 475 of the Code to "mark-to-market" the securities held in connection with such trade or business.  Under such election and subject to certain exceptions, the securities held by that Investment Fund at the end of each taxable year in connection with its trade or business as a trader in securities would be treated as if they were sold for their fair market value on the last day of such taxable year, and gains or losses recognized thereon will be treated as ordinary income or loss.  Moreover, even if an Investment Fund determines that its securities activities will constitute trading rather than investing, there can be no assurance that the Service will agree, in which case the Investment Fund may not be able to mark-to-market its positions.

Short Sales/Constructive Sales.  Gain or loss from a short sale of property is generally considered as capital gain or loss to the extent the property used to close the short sale constitutes a capital asset in the taxpayer's hands.  Except with respect to certain situations where the property used to close a short sale has a long-term holding period on the date of the short sale, special rules would generally treat the gains on short sales as short-term capital gains.  Moreover, a loss on a short sale will be treated as a long-term capital loss if, on the date of the short sale, "substantially identical property" has been held by the taxpayer for more than one year.  These rules may also terminate the running of the holding period of "substantially identical property" held by the taxpayer.

Gain or loss on a short sale will generally not be realized until such time that the short sale is closed.  However, if the Fund holds a short sale position with respect to stock, certain debt obligations or partnership interests that has appreciated in value and then acquires property that is the same as or substantially identical to the property sold short, the Fund generally will recognize gain on the date it acquires such property as if the short sale were closed on such date with such property.  Similarly, if the Fund holds an appreciated financial position with respect to stock, certain debt obligations or partnership interests and then enters into a short sale with respect to the same or substantially identical property, the Fund generally will recognize gain as if the appreciated financial position were sold at its fair market value on the date it enters into the short sale.  The subsequent holding period for any appreciated financial position that is subject to these constructive sale rules will be determined as if such position were acquired on the date of the constructive sale.

Constructive Ownership Transactions.  The Fund may indirectly gain exposure to Investment Funds and other "pass-thru" investment vehicles through the use of certain derivatives (including long positions in a notional principal contract, forward or futures contracts, the simultaneous holding of a call option and granting of a put option with substantially equal strike prices and maturity dates, and other similar derivatives that may be prescribed under future Regulations).  If the Fund enters into a derivative transaction of this kind, any long-term capital gain from the derivative will be recharacterized as ordinary income to the extent the gain exceeds the long-term capital gain the Fund would have realized had it held the relevant Investment Fund or pass-thru investment vehicle directly.  Further, the portion of the gain which is recharacterized as ordinary income will be treated as having accrued over the term of the relevant derivative such that an investor in the Fund, for a taxable year that such a derivative transaction is outstanding, may incur an interest charge with respect to any underpayment of tax that would have resulted had the ordinary income been included on the investor's tax return for such year.

Effect of Straddle Rules on Investors' Securities Positions.  The Service may treat certain positions in securities held, directly or indirectly, by an investor and its indirect interest in similar securities held by the Fund as "straddles" for Federal income tax purposes.  In addition, investments by the Fund in particular combinations of Investment Funds may also be treated as a "straddle."  The application of the "straddle" rules in such a case could affect an investor's and/or the Fund's holding period for the securities involved and may defer the recognition of losses with respect to such securities.2
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2   The Fund will not generally be in a position to furnish to investors information regarding the securities positions of its Investment Funds which would permit an investor to determine whether its transactions in securities, which are also held by such Investment Funds, should be treated as offsetting positions for purposes of the straddle rules.

Lending Portfolio Securities.  If the Fund lends securities from its portfolio to brokers, dealers and other financial institutions, the Fund will not recognize gain or loss, either when the securities are transferred to the borrower or when they are returned to the Fund, provided that, under the terms of the lending agreement (i) the borrower is required to return securities identical to the securities loaned and make payments to the Fund of amounts equivalent to all interest, dividends, and other distributions ("substitute payments") which the Fund, as owner of the securities, is entitled to receive during the term of the lending transaction, and (ii) the Fund's risk of loss or opportunity for gain with respect to the loaned securities is not reduced.  Proposed Treasury regulations would require that the lending agreement be in writing and that the agreement be terminable by the Fund upon notice of not more than five business days.

The substitute payments received by the Fund are sourced (either U.S. source or foreign source) by reference to the source of the payments (dividend or interest) they replace.  Subject to special rules relating to substitute dividends on the stock of certain domestically-controlled regulated investment companies and real estate investment trusts, substitute interest or dividend payments generally have the same character as interest or dividend income, respectively, for purposes of determining the tax liability of and withholding of taxes with respect to a foreign person and the application of income tax treaties.  Proposed Treasury regulations indicate that for other purposes the substitute payments shall be treated as a fee for the temporary use of property, and not as interest or dividend income.  Accordingly, for other purposes, including the dividends received deduction, the application of preferential rates applicable to "qualified dividend income" and the foreign tax credit provisions, the substitute payments may not be treated as interest and dividends.  Nevertheless, any substitute payments made to the Fund enjoy the same general exemption from UBTI as the interest and dividends they replace so long as the lending agreement contains certain provisions, including reasonable procedures to implement the borrower's obligation to furnish the Fund with collateral that at all times has a value at least equal to the value of the loaned securities.

Limitation on Deductibility of Interest and Short Sale Expenses.  For noncorporate taxpayers, Section 163(d) of the Code limits the deduction for "investment interest" (i.e., interest or short sale expenses for "indebtedness properly allocable to property held for investment").  Investment interest is not deductible in the current year to the extent that it exceeds the taxpayer's "net investment income," consisting of net gain and ordinary income derived from investments in the current year less certain directly connected expenses (other than interest or short sale expenses).  For this purpose, any long-term capital gain and any "qualified dividend income" eligible for taxation at preferential rates are excluded from net investment income unless the taxpayer elects to pay tax on such amounts at ordinary non-preferential income tax rates.

For purposes of this provision, the Fund's activities (other than certain activities that are treated as "passive activities" under Section 469 of the Code) will be treated as giving rise to investment income for an investor, and the investment interest limitation would apply to a noncorporate investor's share of the interest and short sale expenses attributable to the Fund's operation.  In such case, a noncorporate investor would be denied a deduction for all or part of that portion of its distributive share of the Fund's ordinary losses attributable to interest and short sale expenses unless it had sufficient investment income from all sources including the Fund.  An investor that could not deduct losses currently as a result of the application of Section 163(d) would be entitled to carry forward such losses to future years, subject to the same limitation.  The investment interest limitation would also apply to interest paid by a noncorporate investor on money borrowed to finance its investment in the Fund.  Potential investors are advised to consult with their own tax advisers with respect to the application of the investment interest limitation in their particular tax situations.

As indicated earlier, under "Tax Treatment of Fund Investments—Obligations with Market Discount," limitations also may apply with respect to interest deductions on indebtedness of the Fund and/or the investor that is incurred or continued to purchase or carry a Market Discount Obligation.

Deductibility of Fund Investment Expenditures by Noncorporate Investors and Certain Other Expenditures.  Investment expenses (e.g., investment advisory fees) of an individual, trust or estate are deductible only to the extent that such expenses exceed 2% of adjusted gross income.3   In addition, the Code may further restrict the ability of an individual with an adjusted gross income in excess of a specified amount to deduct such investment expenses.  Under such provision, investment expenses in excess of 2% of adjusted gross income may only be deducted to the extent such excess expenses, along with certain other itemized deductions, exceed the lesser of (i) 3% of the excess of the individual's adjusted gross income over the specified amount or (ii) 80% of the amount of certain itemized deductions otherwise allowable for the taxable year.  Moreover, such investment expenses are miscellaneous itemized deductions which are not deductible by a noncorporate taxpayer in calculating its alternative minimum tax liability.
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3           However, Section 67(e) of the Code provides that, in the case of a trust or an estate, such limitation does not apply to deductions or costs which are paid or incurred in connection with the administration of the estate or trust and would not have been incurred if the property were not held in such trust or estate.  The U.S. Supreme Court has upheld a decision of the Second Circuit which applied the 2% floor to a trust's investment advisory fees.  Investors that are trusts or estates should consult their tax advisers as to the applicability of the 2% floor to the investment expenses that are allocated to them, including the status and application of currently proposed Regulations, and Regulations that may be proposed or promulgated in the future in relation thereto.

The Fund's direct expenses will, and it is possible that some or all of the Fund's allocable share of each Investment Fund's expenses may, be investment expenses (rather than trade or business expenses) subject to the limitations described above.

 Although the Fund intends to treat any allocable trade or business related expenses as not being subject to the foregoing limitations on deductibility, there can be no assurance that the Service will not determine that some portion of such expenses should instead be properly characterized as investment expenses which are subject to the limitations.

The consequences of these limitations will vary depending upon the particular tax situation of each taxpayer.  Accordingly, noncorporate investors should consult their tax advisers with respect to the application of these limitations.

No deduction is allowed for sales loads or other placement fees paid by an investor to acquire an Interest in the Fund; instead any such fees will be included in the investor's adjusted tax basis for its Interest in the Fund.

Application of Rules for Income and Losses from Passive Activities.  The Code restricts the deductibility of losses from a "passive activity" against certain income which is not derived from a passive activity.  This restriction applies to individuals, personal service corporations and certain closely held corporations.  Pursuant to Temporary Regulations issued by the Treasury Department, income or loss from the Fund's securities investment and trading activity generally will not constitute income or loss from a passive activity.  Therefore, passive losses from other sources generally could not be deducted against an investor's share of income and gain from the Fund.  Income or loss attributable to investments in partnerships engaged in a trade or business may constitute passive activity income or loss.

Application of Basis and "At Risk" Limitations on Deductions.  The amount of any loss of the Fund that an investor is entitled to include in its income tax return is limited to its adjusted tax basis in its Interest as of the end of the Fund's taxable year in which such loss occurred.  Generally, an investor's adjusted tax basis for its Interest is equal to the amount paid for such Interest, increased by the sum of (i) its share of the Fund's liabilities, as determined for Federal income tax purposes, and (ii) its distributive share of the Fund's realized income and gains, and decreased (but not below zero) by the sum of (i) distributions (including decreases in its share of Fund liabilities) made by the Fund to such investor and (ii) such investor's distributive share of the Fund's realized losses and expenses.

Similarly, an investor in the Fund that is subject to the "at risk" limitations (generally, non-corporate taxpayers and closely held corporations) may not deduct losses of the Fund to the extent that they exceed the amount such investor has "at risk" with respect to its Interest at the end of the year.  The amount that an investor has "at risk" will generally be the same as its adjusted basis as described above, except that it will generally not include any amount attributable to liabilities of the Fund or any amount borrowed by the investor on a non-recourse basis.

Losses denied under the basis or "at risk" limitations are suspended and may be carried forward in subsequent taxable years, subject to these and other applicable limitations.

"Phantom Income" from and Reporting Requirements Relating to Certain Foreign Equity Investments.  As discussed in more detail below, pursuant to various "anti-deferral" provisions of the Code (the "Subpart F" and "passive foreign investment company" ("PFIC") provisions), investments, if any, by the Fund through the Investment Funds in certain foreign corporations may cause an investor to (i) recognize taxable income prior to the Fund's receipt of distributable proceeds, (ii) pay an interest charge on receipts that are deemed as having been deferred or (iii) recognize ordinary income that, but for the "anti-deferral" provisions, would have been treated as capital gain.

U.S. persons that directly or indirectly own stock in foreign corporations (including CFCs, as defined below, and PFICs) or equity interests in foreign partnerships or other foreign entities, may be subject to special information reporting requirements (including, for example, Forms 926, 5471, 8621, 8858 and 8865).  It is possible the Fund and/or an Investment Fund may engage in transactions that subject the Fund and potentially the investors to such disclosure.  Potential investors should consult their own tax advisers regarding such reporting requirements.

Controlled Foreign Corporations.  Certain United States persons who hold stock in a foreign corporation that is a "controlled foreign corporation" (a "CFC") for an uninterrupted period of 30 days or more during a taxable year must include in their income their pro rata share of certain of the CFC's "Subpart F income" for the year, regardless of whether any portion of such income is distributed by the CFC to such shareholders.  Subpart F income generally includes income or gain derived from portfolio-type investments, as well as rents and royalties (other than those derived from the active conduct of a trade or business, as defined in Regulations).  Subpart F income also includes certain income attributable to the sale of personal property or the provision of services between the CFC and a related corporation.

A CFC is any non-United States corporation in which "United States shareholders" own, directly or indirectly, more than 50% of either (a) the total combined voting power of all classes of voting stock or (b) the total value of the stock.  For this purpose, a "United States shareholder" is a United States citizen, resident, partnership or domestic corporation that owns, directly or indirectly, 10% or more of the total combined voting power of all classes of the corporation's voting stock.  As a result, the Fund will be a "United States shareholder" of any foreign corporation of which it acquires stock (or warrants, options or convertible debt to acquire stock) with 10% or more of the voting power, and such corporation will be a CFC if United States shareholders (including the Fund) own directly or by virtue of certain constructive ownership rules, more than 50% of the voting power or the value of the stock of such corporation.  In such event, all Fund investors who are United States persons (including those with a less than 10% indirect interest in a CFC) will be taxed on their pro rata shares of such CFC's subpart F income.

In addition, gain from the sale of the stock of such CFC to the extent attributable to the Fund's pro rata shares of such CFC's earnings and profits while a CFC and while the Fund owned its stock would be recharacterized as a dividend to the Fund, subject to tax at ordinary income rates with respect to Fund investors who are United States persons.

In any event, Subpart F income cannot exceed a corporation's earnings and profits, so a corporation with an aggregate deficit in earnings will not have Subpart F income.  In addition, Subpart F income does not include certain income subject to income tax at a rate more than 90% of the maximum United States federal corporate income tax rate.  Furthermore, Subpart F income and gain from sale of CFC stock to the extent of earnings and profits during the United States person's holding period and while a CFC, are treated as deemed dividends and, therefore, may enable corporate investors holding an indirect interest of 10% or more of a CFC's voting power, subject to certain limitations, to receive foreign tax credit for foreign taxes paid by a CFC in respect of such Subpart F income or earnings.  The Fund is not precluded from investing in a foreign Investment Fund that may constitute a CFC and generate Subpart F income.

Passive Foreign Investment Companies.  A foreign corporation is classified as a PFIC for United States federal income tax purposes if either (i) 75% or more of its gross income is passive income for the taxable year, or (ii) on average for the taxable year 50% or more (by value or, in certain cases, by adjusted basis) of its assets produce or are held for the production of passive income.  Generally, if a foreign corporation is a PFIC as well as a CFC (as defined above), it will not be treated as a PFIC with respect to a United States person for the portion of that person's holding period during which that person is a "United States shareholder" (as defined above) and the corporation is a CFC.

If a foreign corporation is a PFIC at any time during a United States person's holding period for stock in the PFIC, certain distributions with respect to, and gain upon the disposition (including certain pledges) of, the PFIC stock (including indirect dispositions of PFIC stock by a partner in a partnership) generally will be taxed at the time of the distribution or disposition as if the income or gain were ratably allocated over the United States person's holding period for the PFIC stock.  The amount allocated to the year of the distribution or disposition or to years prior to the corporation becoming a PFIC are treated as ordinary income, and the amounts allocated to earlier years for which the corporation was a PFIC are taxed at the highest rate applicable to individuals or corporations, as the case may be, for the taxable year to which the income is allocated.  Further, the tax on an amount allocated to such an earlier year is subject to an interest charge which accrues from the due date of the return for that earlier year.  If the Fund directly or indirectly owns stock in a PFIC, an investor's disposition of an Interest in the Fund could be treated as a disposition of the PFIC stock for purposes of applying the above described rules.

The above rules relating to distributions and dispositions generally will not apply if (i) the United States person elects to treat the PFIC as a qualified electing fund (a "QEF election") for all taxable years that such person held the stock and the corporation was a PFIC, or (ii) the stock in the PFIC is "marketable stock" for which a mark-to-market election is made.  If a QEF election is made, a United States person generally will pay tax currently on its pro-rata share of the PFIC's ordinary earnings and net capital gains (at ordinary income and capital gains rates, respectively), even if no dividends are actually paid.  If the mark-to-market election is made, United States persons generally account for changes in the value of the PFIC stock on an annual basis as ordinary income or loss.

It should be noted that dividends paid by a PFIC are not eligible for taxation at preferential rates that apply to "qualified dividend income" from domestic corporations and certain other foreign corporations.

Because the determination of whether a foreign corporation is a PFIC is made annually on the basis of facts and circumstances that may be beyond the Fund's control or information, there can be no assurance that the Fund will not invest in a foreign corporation that is a PFIC.  Further, in the event the Fund does invest in a corporation that is or becomes a PFIC, there can be no assurance that the Fund or, if applicable, an Investment Fund, will have sufficient information to, or will, make a QEF election with respect to the PFIC or that a mark-to-market election can or will be made with respect to the PFIC stock.

Foreign Taxes.  It is possible that certain interest, dividends and other amounts received from sources within foreign countries will be subject to withholding taxes imposed by such countries.  In addition, some foreign countries may impose capital gains or other taxes on certain securities transactions involving foreign issuers.  Tax treaties between certain countries and the United States may reduce or eliminate such taxes.

The Fund will inform investors of their proportionate share of the foreign taxes paid or incurred by the Fund, or an Investment Fund, that investors will be required to include in their income.  The investors generally will be entitled to claim either a credit (subject, however, to various limitations on foreign tax credits), or, if they itemize their deductions, a deduction (subject to the limitations generally applicable to deductions) for their share of such foreign taxes in computing their Federal income taxes.  An investor that is tax exempt will not ordinarily benefit from such credit or deduction.  In the event that the Fund receives a distribution from or in respect of which tax has been withheld, the Fund shall be deemed to have received cash in an amount equal to the amount of such withheld tax, for purposes of computing net profits or net losses.

Unrelated Business Taxable Income

Generally, an exempt organization (such as an employee benefit plan, individual retirement account ("IRA") or 401(k) or Keogh Plan) is exempt from Federal income tax on its passive investment income, such as dividends, interest and capital gains, whether realized by the organization directly or indirectly through a partnership in which it is a partner.4
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4           With certain exceptions, tax-exempt organizations that are private foundations are subject to a 2% Federal excise tax on their "net investment income."  The rate of the excise tax for any taxable year may be reduced to 1% if the private foundation meets certain distribution requirements for the taxable year.  A private foundation will be required to make payments of estimated tax with respect to this excise tax.

This general exemption from tax does not apply to the UBTI of an exempt organization.  Generally, except as noted above with respect to certain categories of exempt trading activity, UBTI includes income or gain derived, either directly or through partnerships, from a trade or business, the conduct of which is substantially unrelated to the exercise or performance of the organization's exempt purpose or function.  UBTI also includes "unrelated debt-financed income," which generally consists of (i) income derived by an exempt organization, directly or through a partnership, from income-producing property with respect to which there is "acquisition indebtedness" at any time during the taxable year, and (ii) gains derived by an exempt organization, directly or through a partnership, from the disposition of property with respect to which there is "acquisition indebtedness" at any time during the 12-month period ending with the date of such disposition.

With respect to Investment Funds engaged in a trade or business, the Fund's income, or loss, from these investments may constitute UBTI.  Further, because the Investment Funds and the Fund may utilize leverage, the Fund expects that its investment activities will give rise to both income and gains that constitute UBTI to a tax-exempt investor.  In such case, tax-exempt investors may incur an income tax liability with respect to their share of the Fund's UBTI, may be required to make estimated payments of such tax liability, and may be required to file United States Federal income tax returns for any year in which they have or are allocated UBTI.  To file a Federal income tax return, it may be necessary for the tax-exempt investor to obtain an Employer Identification Number.  Accordingly, Interests in the Fund may not be a suitable investment for certain tax-exempt entities.  Each prospective tax-exempt investor is urged to consult its own counsel regarding the acquisition of Interests.

As discussed above, if the Fund directly or indirectly holds equity investments in any non-U.S. entities that are properly treated as corporations for Federal income tax purposes, various "anti-deferral" provisions of the Code (for example, the "CFC" and "PFIC" provisions) could apply.  If a U.S. tax-exempt investor's indirect interest in a PFIC or CFC is considered debt-financed, then in addition to other adverse tax consequences associated with such investor earning UBTI, the application of the PFIC and/or CFC anti-deferral rules could cause the applicable U.S. tax-exempt investor to (i) recognize taxable income prior to the Fund's or the investor's receipt of distributable proceeds, (ii) pay an interest charge on receipts that are deemed to have been deferred, and/or (iii) recognize ordinary income that, but for the "anti-deferral" provisions, would have been treated as capital gain.

Special rules apply to certain classes of U.S. tax-exempt investors, including, among others, investors that are charitable remainder trusts under Section 664 of the Code, private foundations, endowment funds and pension funds.5  Each prospective tax-exempt investor should consult its tax advisor about the specific tax consequences to it of an investment in the Fund.
_______________________
5           For example, certain exempt organizations that realize UBTI in a taxable year will not constitute "qualified organizations" for purposes of Section 514(c)(9)(B)(vi)(I) of the Code, pursuant to which, in limited circumstances, income of qualified organizations from certain real estate partnerships in which such organizations invest might be treated as exempt from UBTI.  A prospective tax-exempt investor should consult its tax adviser in this regard.

The potential for having income treated as UBTI may have a significant effect on any investment in the Fund by a U.S. tax-exempt investor.  All prospective U.S. tax-exempt investors are strongly urged to consult their tax advisors about the application of the UBTI rules to their investment in the Fund.

Special Considerations for U.S. Governmental Pension Plans.  The income derived by a U.S. state or any political subdivision thereof from the exercise of an essential governmental function is not subject to Federal income tax by reason of Code Section 115 and the intergovernmental immunity doctrine established under the U.S. Constitution.  It is possible that the investment income of a governmental pension plan of a U.S. state may not be subject to Federal income taxation by reason of these provisions (even where such investment income would be taxed as UBTI for a non-governmental tax-exempt entity); however, there are no Regulations, revenue rulings or judicial decisions that directly consider this precise issue.  In addition, it is uncertain whether a governmental plan that also is a tax-exempt entity, by reason of a determination that it meets the requirements of Code Section 401(a), may be subject to tax on UBTI by reason of its status as a tax-exempt entity.  Accordingly, U.S. governmental plans should consult with their tax advisors prior to becoming investors in the Fund.

Excise Tax on Certain Reportable Transactions

Under Code Section 4965, a tax-exempt entity (including a state or local government or its political subdivision) may be subject to an excise tax equal to the greater of (i) 100% of the net income or (ii) 75% of the proceeds, attributable to certain reportable transactions, including "listed transactions," if any, to which it is a party.  The scope of this provision and the manner in which it may apply to a tax-exempt investor in the Fund, is not entirely clear.  Tax-exempt investors should discuss with their own advisers the applicability of these rules to their investment in the Fund.  (See "—Disclosure Provisions" below).

Legislative Proposals

It is anticipated that proposals will be initiated by the Presidential Administration and Congress that would affect the tax consequences described herein.  It is not possible to predict at this time the extent to which any of these proposals will be enacted by Congress and, if enacted, what their final form and effective dates will be.  In addition, other proposals could be enacted that would change the tax consequences described herein of an investment in the Fund.  Prospective investors should consult their own tax advisers regarding the status of these proposed changes and the effect, if any, on their investment in the Fund.

Disclosure Provisions

Provisions of the Code and the Regulations (the "Disclosure Provisions") intended to address so-called tax shelters and other potentially tax-motivated transactions require participants in a "reportable transaction" to disclose certain information about the transaction on IRS Form 8886 and retain information relating to the transaction.  "Material advisors" with respect to a reportable transaction are also required to disclose certain information about the transaction to the Service and are required to maintain lists identifying the transaction investors and furnish to the Service upon demand such investor information as well as detailed information regarding the transactions.  A transaction may be a "reportable transaction" based upon any of several indicia, including, among potentially others, the Service's designation of such transaction as a "listed transaction" or "transaction of interest," the existence of confidentiality agreements, certain indemnity arrangements, or the recognition of large investment or other losses, one or more of which may be present with respect to or in connection with an investment in or by the Fund.  In addition, the Disclosure Provisions could be interpreted to cover and require reporting of transactions that are generally not considered tax shelters, including certain foreign currency transactions.  Significant penalties may apply upon a failure to comply with these disclosure and/or list maintenance requirements, and with respect to understatements of tax resulting from participation in certain reportable transactions.  Investors are urged to consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in the Fund and should be aware that the Fund and the Adviser intend to comply with the disclosure and list maintenance requirements under the Disclosure Provisions if they determine that they apply to the Fund.  Disclosure of a transaction to the Service does not indicate that the transaction or any claimed tax benefits pertaining to the transaction have been reviewed, examined or approved by the Service.

The Hiring Incentives to Restore Employment Act, P.L. 111-147 (the "HIRE Act")

Under the Foreign Account Tax Compliance provisions of the HIRE Act, certain payments of U.S. source interest, dividends, and other fixed or determinable annual or periodical gains, profits and income, as well as gross proceeds from the sale or disposition of property of a type that can produce U.S. source dividends or interest (all such payments, "withholdable payments"), which are made to a "foreign financial institution" (which term may include certain Investment Funds or other entities in which the Fund directly or indirectly invests, and certain Investors) may be subject to a 30% withholding tax, if the foreign financial institution does not, among other things, comply, under an agreement with the Secretary of the U.S. Treasury or his/her delegate on the terms of an applicable intergovernmental agreement, with prescribed due diligence requirements necessary to determine which of its accounts (including equity interests in the foreign financial institution) are held by specified United States persons or United States owned foreign entities (such accounts, "United States accounts"), and prescribed reporting requirements in respect of its United States accounts.  Further, a 30% withholding tax may apply in respect of "passthru payments" made by a foreign financial institution to certain account holders that do not comply with reasonable information requests aimed at enabling the foreign financial institution to identify its United States accounts and meet applicable reporting obligations.  The HIRE Act will further impose a 30% withholding tax on certain payments to non-financial foreign entities (which term may include certain Investment Funds or other entities in which the Fund directly or indirectly invests, and certain Investors).  The scope of the applicable HIRE Act provisions is not entirely clear and no assurance can be given that some or all of the income of the Fund, any Investment Fund and/or certain of the Investors will not be subject to any of the above described withholding taxes or that information will not be required to be reported to the Service or any other person in respect of an Investor's Interests in the Fund.

To comply with the requirements of the HIRE Act, the Fund may, in appropriate circumstances, require Investors to provide information and tax documentation regarding their direct and indirect owners, and Investors will be required to waive the application of any non-U.S. laws which, but for such waiver, would prevent any person or entity from reporting information in respect of any United States account in accordance with the applicable provisions of the HIRE Act, including under any agreement described in Section 1471(b) of the Code (and, if necessary to effectuate the information reporting contemplated by the HIRE Act, Investors will be required to obtain similar waivers from their direct and indirect owners).

While the withholding tax provisions of the HIRE Act were to have been fully effective beginning in 2013, regulatory guidance provides for a phased-in implementation of these withholding tax provisions beginning in 2014.

The HIRE Act also imposes information reporting requirements on individuals (and, to the extent provided in regulations, certain domestic entities) that hold any interest in a "specified foreign financial asset" if the aggregate value of all such assets held by such individual exceeds $50,000.  Significant penalties can apply upon a failure to make the required disclosure and in respect of understatements of tax attributable to undisclosed foreign financial assets.  The scope of this reporting requirement is not entirely clear and all Investors should consult their own tax advisors as to whether reporting may be required in respect of their indirect interests in certain Investment Funds or other investments of the Fund.

State and Local Taxation

State and local laws often differ from federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit.  An investor's distributive share of the taxable income or loss of the Fund generally will be required to be included in determining the investor's reportable income for state and local tax purposes in the jurisdiction in which it is a resident.  Additionally, an investment in the Fund may have the effect of requiring an investor to pay income, franchise or other taxes, and file income or other tax returns, in state and local jurisdictions in which the Fund directly or through the Investment Funds earns income, owns property or conducts business, or otherwise is deemed to have a taxable nexus.  The Fund itself and any of the Investment Funds may also become subject to tax in certain jurisdictions.  In certain jurisdictions, the Fund and/or an Investment Fund may be required to withhold certain state, local or other taxes on behalf of investors.  Prospective investors should consult their tax advisors with respect to the state and local tax consequences of an investment in the Fund.

ERISA CONSIDERATIONS

Persons who are fiduciaries with respect to an employee benefit plan or other arrangements or entities subject to ERISA (an "ERISA Plan"), and persons who are fiduciaries with respect to an IRA or Keogh Plan, which is not subject to ERISA but is subject to the prohibited transaction rules of Section 4975 of the Code (together with ERISA Plans, "Benefit Plans") should consider, among other things, the matters described below before determining whether to invest in the Fund.

ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, an obligation not to engage in a prohibited transaction and other standards.  In determining whether a particular investment is appropriate for an ERISA Plan, U.S. Department of Labor ("DOL") regulations provide that a fiduciary of an ERISA Plan must give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan's portfolio, taking into consideration whether the investment is designed reasonably to further the ERISA Plan's purposes, an examination of the risk and return factors, the portfolio's composition with regard to diversification, the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the ERISA Plan, the income tax consequences of the investment (see "Tax Aspects—Unrelated Business Taxable Income" and "—Certain Issues Pertaining to Specific Exempt Organizations") and the projected return of the total portfolio relative to the ERISA Plan's funding objectives. Before investing the assets of an ERISA Plan in the Fund, a fiduciary should determine whether such an investment is consistent with its fiduciary responsibilities and the foregoing regulations.  For example, a fiduciary should consider whether an investment in the Fund may be too illiquid or too speculative for a particular ERISA Plan, and whether the assets of the ERISA Plan would be sufficiently diversified.  If a fiduciary with respect to any such ERISA Plan breaches its or his responsibilities with regard to selecting an investment or an investment course of action for such ERISA Plan, the fiduciary itself or himself may be held liable for losses incurred by the ERISA Plan as a result of such breach.  A fiduciary with respect to arrangements governed by Section 4975 of the Code (such as IRAs and Keoghs) should undertake a similar analysis in light of their fiduciary duties.

The DOL has adopted regulations, which along with provisions adopted by Congress (collectively, the "Plan Assets Rules"), treat the assets of certain pooled investment vehicles as "plan assets" for purposes of, and subject to, Title I of ERISA and Section 4975 of the Code ("Plan Assets").  The Plan Assets Rules provide, however, that in general, funds registered as investment companies under the Investment Company Act are not deemed to be subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code merely because of investments made in the fund by Benefit Plans.  Accordingly, it is expected that the underlying assets of the Fund should not be considered to be "plan assets" of the Benefit Plans investing in the Fund for purposes of ERISA's (or the Code's) fiduciary responsibility and prohibited transaction rules.  Thus, the Adviser should not be considered a fiduciary within the meaning of ERISA or the Code by reason of its authority with respect to the Fund.

The Fund requires a Benefit Plan (and each person causing such Benefit Plan to purchase or hold an interest in the Fund) to represent that it, and any such fiduciaries responsible for such Benefit Plan's investments, are aware of and understand the Fund's investment objective, policies and strategies, that the decision to invest plan assets in the Fund was made with appropriate consideration of relevant investment factors with regard to the Benefit Plan and is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA and/or the Code.

Certain prospective Benefit Plan investors may currently maintain relationships with the Adviser, UBS Financial Services or other entities which are affiliated with the Adviser or UBS Financial Services.  Each of such persons may be deemed to be a party in interest to and/or a fiduciary of any Benefit Plan to which it provides investment management, investment advisory or other services.  ERISA prohibits (and the Code penalizes) the use of Benefit Plan assets for the benefit of a party in interest and also prohibits (or penalizes) an Benefit Plan fiduciary from using its position to cause such Plan to make an investment from which it or certain third parties in which such fiduciary has an interest would receive a fee or other consideration.  Benefit Plan investors should consult with counsel to determine if participation in the Fund is a transaction which is prohibited by ERISA or the Code.  Fiduciaries of Benefit Plan investors are required to represent that the decision to invest in the Fund was made by them as fiduciaries that are independent of such affiliated persons (except under certain limited circumstances and only pursuant to an applicable exemption from the prohibited transaction rules of ERISA and Section 4975 of the Code), that such fiduciaries are duly authorized to make such investment decision and that they have not relied on any individualized advice or recommendation of such affiliated persons, as a primary basis for the decision to invest in the Fund (except under such limited circumstances referred to above and only pursuant to any such applicable exemption).

The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review.  The discussion of ERISA and the Code contained in this SAI is general and may be affected by future publication of regulations and rulings.  Potential Benefit Plan investors and their fiduciaries should consult their legal advisers regarding the consequences under ERISA and the Code of the acquisition and ownership of interests.

Employee benefit plans that are not subject to the requirements of ERISA or Section 4975 of the Code (such as governmental plans, foreign plans and certain church plans) may be subject to similar rules under other applicable laws or documents, and should consult their own advisors as to the propriety of an investment in the Fund.  In particular, "governmental plans" (as defined in Section 3(32) of ERISA) are not subject to Title I of ERISA or Section 4975 of the Code.  However, state laws applicable to certain governmental plans have provisions that impose restrictions on the investments and management of the assets of such plans that are, in some cases, similar to those under ERISA and the Code discussed above.  It is uncertain whether exemptions and interpretations under ERISA would be recognized by the respective state authorities in such cases.  Also, some state laws prohibit, or impose percentage limitations on investments of a particular type, in obligations or securities of foreign governments or entities, or bar investments in particular countries or businesses operating in such countries.  Fiduciaries of governmental plans, in consultation with their advisors, should consider the impact of their respective state pension laws and regulations on investments in the Fund, as well as the considerations discussed above to the extent applicable.

BROKERAGE

Each Investment Manager is directly responsible for the execution of its portfolio investment transactions and the allocation of brokerage.  Transactions on U.S. stock exchanges and on some foreign stock exchanges involve the payment of negotiated brokerage commissions.  On the great majority of foreign stock exchanges, commissions are fixed.  No stated commission is generally applicable to securities traded in over-the-counter markets, but the prices of those securities include undisclosed commissions or mark-ups.  An Investment Manager may not pay the lowest available commissions or mark-ups or mark-downs on securities transactions.

To the extent Subadvisers are engaged to manage the Fund's assets, the following paragraphs will be relevant:

In executing transactions on behalf of its Investment Fund, each Subadviser will seek to obtain the best execution for the transactions, taking into account factors such as price, size of order, difficulty of execution and operational facilities of a brokerage firm, and in the case of transactions effected by the Subadviser with unaffiliated brokers, the firm's risk in positioning a block of securities.  Although each Subadviser generally will seek reasonably competitive commission rates, a Subadviser will not necessarily pay the lowest commission available on each transaction.  The Subadvisers will have no obligation to deal with any broker or group of brokers in executing transactions in portfolio securities.

Following the principle of seeking best execution, a Subadviser may place brokerage business on behalf of the Fund with brokers that provide the Subadviser and its affiliates with supplemental research, market and statistical information, including advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities, and furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts.  The expenses of the Subadviser are not necessarily reduced as a result of the receipt of this supplemental information, which may be useful to the Subadviser or its affiliates in providing services to clients other than the Investment Fund.  In addition, not all of the supplemental information is used by the Subadviser in connection with the Investment Fund.  Conversely, the information provided to the Subadviser by brokers and dealers through which other clients of the Subadviser and its affiliates effect securities transactions may be useful to the Subadviser in providing services to the Investment Fund.

Each Subadviser may execute portfolio brokerage transactions through its affiliates and affiliates of the Adviser, in each case subject to compliance with the Investment Company Act.

[The Fund did not pay brokerage commissions during the fiscal years ended December 31, 2012, December 31, 2011 and December 31, 2010.]

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND
LEGAL COUNSEL

[___________] serves as the independent registered public accounting firm of the Fund. Its principal business address is [____________________].

Stroock & Stroock & Lavan LLP, 180 Maiden Lane, New York, New York 10038, acts as legal counsel to the Fund.

CUSTODIAN

The Bank of New York Mellon (the "Custodian") serves as the primary custodian of the assets of the Fund and the Investment Funds managed by the Subadvisers, and may maintain custody of such assets with domestic and foreign subcustodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the Directors.  Assets of the Fund and Investment Funds are not held by the Adviser or Subadvisers, respectively, or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of such custodian.  The Custodian's principal business address is One Wall Street, New York, New York 10286.

SUMMARY OF LLC AGREEMENT

The following is a summary description of additional items and of select provisions of the LLC Agreement which are not described elsewhere in the Fund's prospectus and this SAI.  The description of such items and provisions is not definitive and reference should be made to the complete text of the LLC Agreement contained in Appendix A in the Fund's prospectus.

Interests in the Fund

Persons who purchase interests in the offering being made hereby will be members of the Fund.  The Adviser and its affiliates may contribute capital to and maintain an investment in the Fund, and to that extent will be members of the Fund.

Duty of Care of the Board, the Administrator and the Adviser

The LLC Agreement provides that none of the Directors, the Administrator or the Adviser (including certain of its affiliates, among others) shall be liable to the Fund or any of the investors for any loss or damage occasioned by any act or omission in the performance of their respective services as such in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of their duties.  The LLC Agreement also contains provisions for the indemnification, to the extent permitted by law, of the Directors, the Administrator and the Adviser (including certain of its affiliates, among others) by the Fund, but not by the investors individually, against any liability and expense to which any of them may be liable which arises in connection with the performance of their activities on behalf of the Fund.  None of these persons will be personally liable to any investor for the repayment of any balance in such investor's capital account or for contributions by such investor to the capital of the Fund or by reason of any change in the Federal or state income tax laws applicable to the Fund or its investors.  The rights of indemnification and exculpation provided under the LLC Agreement do not provide for indemnification of a Director, the Administrator or the Adviser for any liability, including liability under Federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith, to the extent, but only to the extent, that such indemnification would be in violation of applicable law.

Amendment of the LLC Agreement

The LLC Agreement may be amended with the approval of (i) the Board, including a majority of the Independent Directors, if required by the Investment Company Act, (ii) the Administrator in its administrative capacity or (iii) a majority, as defined in the Investment Company Act, of the outstanding voting securities of the Fund.  Certain amendments involving capital accounts, allocations thereto and the modification of events causing dissolution of the Fund may not be made without the consent of each investor adversely affected thereby or unless each investor has received notice of such amendment and any investor objecting to such amendment has been allowed a reasonable opportunity to tender its entire interest for repurchase by the Fund.

Power of Attorney

By purchasing an interest in the Fund, each investor will appoint the Administrator and each of the Directors his or her attorney-in-fact for purposes of filing required certificates and documents relating to the formation and continuance of the Fund as a limited liability company under Delaware law or signing all instruments effecting authorized changes in the Fund or the LLC Agreement and conveyances and other instruments deemed necessary to effect the dissolution or termination of the Fund.

The power-of-attorney granted in the LLC Agreement is a special power-of-attorney coupled with an interest in favor of the Administrator and each of the Directors and as such is irrevocable and continues in effect until all of such investor's interest in the Fund has been withdrawn pursuant to a periodic tender or transferred to one or more transferees that have been approved by the Board for admission to the Fund as substitute investors.

Term, Dissolution and Liquidation

The Fund will be dissolved:

•	upon the affirmative vote to dissolve the Fund by both (i) the Board and (ii) investors holding at least two-thirds of the total number of votes eligible to be cast by all investors;

•
upon the expiration of any two-year period which commences on the date on which any investor has submitted to the Fund a written request in accordance with the LLC Agreement, to tender its entire interest for repurchase by the Fund if such investor's interest has not been repurchased during such period;

•	at the election of the Adviser;

•	upon termination of the Investment Advisory Agreement;

•
upon the determination of investors not to continue the business of the Fund at a meeting called by the Adviser when no Director remains or if the required number of Directors is not elected within 60 days after the date on which the last Director ceased to act in that capacity; or

•	as required by operation of law.

Upon the occurrence of any event of dissolution, the Board, acting directly, or a liquidator under appointment by the Board, is charged with winding up the affairs of the Fund and liquidating its assets.  Net profits or net loss during the fiscal period including the period of liquidation will be allocated as described in the section of the prospectus titled "Capital Accounts—Allocation of Net Profits and Net Losses."

Upon the dissolution of the Fund, its assets are to be distributed (i) first to satisfy the debts, liabilities and obligations of the Fund, other than debts to investors, including actual or anticipated liquidation expenses, (ii) next to satisfy debts owing to the investors, and (iii) finally to the investors proportionately in accordance with the balances in their respective capital accounts.  Assets may be distributed in-kind on a pro rata basis if the Board or liquidator determines that such a distribution would be in the interests of the investors in facilitating an orderly liquidation.

Reports to Investors

The Fund will furnish to investors as soon as practicable after the end of each taxable year such information as is necessary for such investors to complete Federal and state income tax or information returns, along with any other tax information required by law.  The Fund will send to investors a semi-annual and an audited annual report within 60 days after the close of the period for which it is being made, or as otherwise required by the Investment Company Act.  Quarterly reports from the Adviser regarding the Fund's operations during such period also will be sent to investors.

Fiscal Year

The Fund's fiscal year ends on December 31.

FINANCIAL STATEMENTS

The financial statements of the Fund for the periods indicated follow.

[TO COME]

PART C.  OTHER INFORMATION

Item 25.  Financial Statements and Exhibits.

1.	Financial Statements:
Part A:Financial Highlights*

Part B:Report of Independent Registered Public Accounting Firm, Statement of Assets, Liabilities and Members' Capital, Statement of Operations, Statement of Changes in Members' Capital, Statement of Cash Flows, Notes to Financial Statements and Schedule of Portfolio Investments*

2.	Exhibits:

	(a)(1)	Certificate of Formation(1)

	(a)(2)	Certificate of Amendment dated April 28, 2004(2)

	(a)(3)	Limited Liability Company Agreement, as amended (included as Appendix A to the Fund's prospectus)

	(b)	Not Applicable.

	(c)	Not Applicable.

	(d)	See Item 25(2)(a)(3)

	(e)	Not Applicable.

	(f)	Not Applicable.

	(g)	Investment Advisory Agreement(3)

	(h)	Form of Distribution Agreement(3)

	(j)	Form of Custodian Services Agreement(2)

	(k)(1)	Form of Administration Agreement(2)

	(k)(2)	Form of Administration, Accounting and Investor Services Agreement(2)

	(k)(3)	Form of Escrow Agreement(2)

	(k)(4)	Investor Certificate (included as Appendix B to the Fund's prospectus)

	(l)	Opinion and Consent of Stroock & Stroock & Lavan LLP(4)

	(n)(1)	Opinion and Consent of Stroock & Stroock & Lavan LLP(3)

	(n)(2)	Consent of Independent Registered Public Accounting Firm*

	(p)	Not Applicable.

	(r)	Code of Ethics(5)

	(s)	Powers of Attorney of Virginia G. Breen, Meyer Feldberg, George W. Gowen and Stephen H. Penman(6)

_______________________
*           To be filed by amendment.

(1)	Incorporated by reference to Exhibit (a)(1) of the Registration Statement on Form N-2 (Reg. No. 333-113019), filed on February 23, 2004.

(2)	Incorporated by reference to the respective Exhibits of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (Reg. No. 333-113019), filed on May 24, 2004.

(3)	Incorporated by reference to the respective Exhibits of Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (Reg. No. 333-113019), filed on August 5, 2004.

(4)	Incorporated by reference to Exhibit (l) of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (Reg. No. 333-179806), filed on April 18, 2012.

(5)	Incorporated by reference to Exhibit (r) of Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 (Reg. No. 333-155715), filed on April 25, 2011.

(6)	Incorporated by reference to Exhibit (s) of the Registration Statement on Form N-2 (Reg. No. 333-179806), filed on February 29, 2012.

Item 26.  Marketing Arrangements: Not Applicable.

Item 27.  Other Expenses of Issuance and Distribution:*

Registration fees
Legal fees
FINRA fees
Blue Sky fees
Accounting fees
Printing
Miscellaneous

Total
_______________________
*	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (Reg. No. 333-179806), filed on April 18, 2012.

Item 28.  Persons Controlled by or Under Common Control with Registrant:  None.

Item 29.  Number of Holders of Securities as of                   , 2013:*

Title of Class	Number of Recordholders

Limited Liability Company Interests	[___]

__________________________
*	To be completed by amendment.

Item 30.  Indemnification:

Reference is made to Section 3.7 of the Registrant's Limited Liability Company Agreement (the "LLC Agreement") included in the prospectus as Appendix A, to Paragraph 7 of the Registrant's Investment Advisory Agreement ("Investment Advisory Agreement") previously filed as an Exhibit to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (Reg. No. 811-21516) filed on August 5, 2004 ("Pre-Effective Amendment No. 2"), and to Section 8 of the Registrant's Distribution Agreement ("Distribution Agreement") previously filed as an Exhibit to Pre-Effective Amendment No. 2. The Registrant hereby undertakes that it will apply the indemnification provisions of the LLC Agreement, Investment Advisory Agreement and Distribution Agreement in a manner consistent with Release 40-11330 of the Securities and Exchange Commission (the "SEC") under the Investment Company Act of 1940, as amended (the "Investment Company Act"), so long as the interpretation therein of Sections 17(h) and 17(i) of the Investment Company Act remains in effect.

The Registrant, in conjunction with UBS Alternative and Quantitative Investments LLC (the "Adviser"), the Registrant's directors and other registered management investment companies managed by the Adviser or its affiliates, maintains insurance on behalf of any person who is or was an independent director, officer, employee, or agent of the Registrant, or who is or was serving at the request of the Registrant as an individual general partner, director, officer, employee or agent of another managed investment company, against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Item 31.  Business and Other Connections of Investment Adviser:

A description of any other business, profession, vocation, or employment of a substantial nature in which the investment adviser of the Registrant, and each member, director, executive officer, or partner of any such investment adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, director, officer, employee, partner or trustee, is set forth in the Registrant's prospectus in the section entitled "Management of the Fund." Information as to the members and officers of the Adviser is included in its Form ADV as filed with the SEC (File No. 801-62960), and is incorporated herein by reference.

Item 32.  Location of Accounts and Records:

BNY Mellon Investment Servicing (US) Inc., as Fund administrator, maintains certain required accounting-related and financial books and records of the Registrant at 400 Bellevue Parkway, Wilmington, Delaware 19809.  The other required books and records are maintained by the Adviser, whose offices are located at 677 Washington Boulevard, Stamford, Connecticut 06901.

Item 33.  Management Services:  Not Applicable.

Item 34.  Undertakings:

I.           The Registrant undertakes to suspend the offering of Interests until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value of the Fund declines more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value of the Fund increases to an amount greater than its net proceeds as stated in the prospectus.

II.           The Registrant undertakes that:

(a)
For purposes of determining any liability under the Securities Act of 1933, as amended (the "1933 Act"), the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 497(h) under the 1933 Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)
For the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

III.
The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, the Registrant's statement of additional information.

IV.	The Registrant undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	To include any prospectus required by Section 10(a)(3) of the 1933 Act;

(2)
To reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

V.
The Registrant undertakes that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

VI.	The Registrant undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 1st day of March, 2013.

O'CONNOR FUND OF FUNDS: AGGREGATED ALPHA STRATEGIES LLC

By:	/s/ Nicholas J. Vagra
Nicholas J. Vagra
Authorized Signatory

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities indicated March 1, 2013.

Name		Title

/s/ William J. Ferri William J. Ferri		Principal Executive Officer

/s/ Nicholas J. Vagra Nicholas J. Vagra		Principal Accounting Officer

/s/ Meyer Feldberg* Meyer Feldberg		Chairman and Director

/s/ Virginia G. Breen* Virginia G. Breen		Director

/s/ George W. Gowen* George W. Gowen		Director

/s/ Stephen H. Penman* Stephen H. Penman		Director

*By:	/s/ Nicholas J. Vagra Nicholas J. Vagra, Attorney-in-Fact